Exhibit 99.1

ANNUAL INFORMATION FORM

For the Fiscal Year Ended December 31, 2025

DATED: March 23, 2026

CORPORATE OFFICE:	MANAGEMENT HEAD OFFICE:

1111 Melville Street, Suite 820	Piso 5, Av. Jorge Chávez #154
Vancouver, BC V6E 3V6, Canada	Miraflores, Lima, Peru
Tel: 604.484.4085	Tel: 511.616.6060, ext. 2
Fax: 604.484.4029

TABLE OF CONTENTS

PRELIMINARY NOTES	1
Cautionary Statement – Forward Looking Statements	1
Notice Regarding Non-IFRS Measures	5
Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources	6
Documents Incorporated by Reference	7
Scientific and Technical Information	7
Currency	7

CORPORATE STRUCTURE	7
Name, Address and Incorporation	7
Intercorporate Relationships	8

GENERAL DEVELOPMENT OF THE BUSINESS	8
Business of the Company	8
Three-Year History and Recent Developments	9

DESCRIPTION OF THE BUSINESS	28
General	28
Risk Factors	31
Material Mineral Properties (see Schedules “A”, “B”, “C” and “D”)	62

DIVIDENDS	63

DESCRIPTION OF CAPITAL STRUCTURE	63
Common Shares	63
Notes	64

MARKET FOR SECURITIES	64
Trading Price and Volume	65
Prior Sales	65

DIRECTORS AND EXECUTIVE OFFICERS	65
Name, Occupation and Shareholding	65
Cease Trade Orders or Bankruptcies	67
Penalties or Sanctions	68
Conflicts of Interest	68

AUDIT COMMITTEE	69

LEGAL PROCEEDINGS	70

TRANSFER AGENT AND REGISTRAR	70

MATERIAL CONTRACTS	70

INTERESTS OF EXPERTS	70

ADDITIONAL INFORMATION	71

Material Mineral Properties:
Séguéla Mine, Côte d’Ivoire	Schedule “A”
Lindero Mine, Argentina	Schedule “B”
Caylloma Mine, Peru	Schedule “C”
Diamba Sud Project, Senegal	Schedule “D”
Audit Committee Charter	Schedule “E”

FORTUNA MINING CORP.

PRELIMINARY NOTES

This Annual Information Form (“AIF”) is dated March 23, 2026 and presents information about Fortuna Mining Corp. (referred to herein as the “Company” or “Fortuna”). Except as otherwise indicated, the information contained herein is presented as at December 31, 2025, being the date of the Company’s most recently completed financial year end.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this AIF for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

Cautionary Statement – Forward-Looking Statements

Certain statements contained in this AIF and the documents incorporated by reference into this AIF constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”).  All statements included herein, other than statements of historical fact, are forward-looking statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  The forward-looking statements in this AIF include, without limitation, statements relating to:

•

Mineral Reserves (as defined herein) and Mineral Resources (as defined herein) at the Caylloma, Lindero, and Séguéla Mines and at the Arizaro Project and the Diamba Sud gold project (“Diamba Sud Project”), as they involve implied assessment, based on estimates and assumptions that the Mineral Reserves and Mineral Resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•	estimated rates of production for gold, silver and the other metals that we produce, timing of production and the cash costs and all-in sustaining cash costs (“AISC”) estimates;
•	expectations with respect to metal grade estimates and the impact of any variations relative to metal grades experienced;
•	the Company’s anticipated financial and operational performance in 2026 and estimated production forecasts for 2026;
•

the Company's plans and expectations for its material properties and future Brownfields and Greenfields exploration, development and operating activities, including, without limitation, capital expenditures, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company;

•	life of mine estimates for the Caylloma, Lindero, and Séguéla Mines;
•	timing for delivery of materials and equipment for the Company’s properties;
•	the sufficiency of the Company’s cash on hand and available credit lines and estimated cash flows to fund planned capital and exploration programs at its properties;
•	the potential future offerings of securities under the Base Shelf Prospectus or corresponding Registration Statement on Form F-10 and any Prospectus Supplement;
•	the Company’s financial performance being closely linked to the prices of silver and gold and other metals;
•

rising costs caused by the effect of the Iran – Israel and U.S. conflict, the Ukraine - Russian conflict and the Israel - Hamas war, causing increased rates of inflation and pressures on the global supply chain;

•

the anticipated rates of returns from mining projects, as reflected in preliminary economic assessments, pre-feasibility and feasibility studies or other reports prepared in relation to development of projects;

•

future sales of the metals and concentrates or other products that the Company produces, the availability and location of refineries and sales counterparts, and any plans and expectations with respect to hedging;

•

the Company’s plans and expectations in respect of the Diamba Sud Project regarding exploration activities to be undertaken, the projected economics of the project derived from the preliminary economic assessment; the plans for completing the early works program; the project development timeline to a final investment decision, the timing of the completion of a feasibility study, and the timing and costs for the development and construction the Project;

•	the Company’s expectations relating to timing for obtaining an environmental permit and exploitation permit and other permits at the Diamba Sud Project;
•	statements that future mining at the Séguéla Mine will include underground mining as well as open pit mining;

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FORTUNA MINING CORP.

•	statements regarding the expected timing for an updated Mineral Resource and Mineral Reserve estimate for the Seguela Mine;
•	statements regarding the potential for further underground mining expansion at the Kingfisher, Koula, and Ancien deposits at the Seguela Mine;
•	the Company’s expectations regarding the expansion of processing plant capacity and a potential increase in annual gold production at Séguéla;
•	statements regarding the expected timing for the Company’s updated consolidated Mineral Resource and Mineral Reserve estimates;
•

the timing for obtaining Ministerial approval to include underground mining as a mining method at Séguéla and obtaining approval to update its Environmental and Social Impact Assessment permit to include underground mining at Séguéla;

•	the timing and the cost of the Company’s plans to replace the steel foundations of the primary crusher at the Lindero Mine;
•	the payments due under, and the maturity dates of the Company’s financial liabilities, lease obligations and other contractual commitments;
•	compliance with environmental, health, safety and other regulations;
•

the Company’s commitment to sustainable development, by conducting its operations in an environmentally and socially responsible manner, including complying with its Sustainability Framework, its environmental, social and governance (“ESG”) policies and targets and other operational and governance policies;

•

the ability of the Company to reduce its greenhouse gas (“GHG”) emissions to contribute to a lower carbon economy and lessen the impact of its operations on climate change, through projects such as solar power plants at the Lindero and Séguéla Mines, and the timing of the commercial operation date for the solar power plant at the Séguéla Mine;

•

the Company’s commitment to mitigating the physical risks of climate change at its mine sites and to minimize its operational water consumption as well as to reduce its exposure to climate-related transition risks;

•	the timing of the Company’s filing of its annual Sustainability Report;
•	complying with anti-corruption laws;
•	litigation matters;
•	estimated mine closure costs, including remediation and reclamation and timing thereof; and
•	future income tax rates.

Often, but not always, these forward-looking statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

The forward-looking statements in this AIF also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company’s business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Material Risks and Assumptions

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance or achievements of the Company to be materially different from any events, results, performance or achievements expressed or implied by the forward-looking statements. Such risks, uncertainties and factors include, among others:

•	operational risks associated with mining and mineral processing;
•	occupational health and safety hazards associated with mining operations;

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FORTUNA MINING CORP.

•	uncertainty relating to Mineral Resource and Mineral Reserve estimates;
•	hazards and risks of mineral processing activities;
•	uncertainty relating to capital and operating costs, production schedules and economic returns;
•	risk related to the exploration of projects such as the Diamba Sud Project, including the uncertainty as to whether production from a project will be achieved;
•	uncertainty relating to the financing and timing of the Company’s sustaining capital projects at its mines due to the increased costs and rising rates of inflation;
•	risks relating to the Company’s ability to replace its Mineral Reserves;
•	risks associated with mineral exploration and project development;
•	risks relating to failure to adhere to environmental regulations;
•	risks associated with the ability of the Company to obtain an environmental and exploitation permit at the Diamba Sud Project;
•

risks related to the development of the underground mining project at the Séguéla Mine, including risks associated with the ability to obtain approval from the Ivorian authorities of the application of Roxgold Sango (as defined herein) for Sunbird underground mining;

•	risks related to the processing plant expansion project at the Séguéla Mine;
•	risks relating to delays in receiving VAT receivables;
•	risks associated with political instability and changes to the regulations governing the Company’s business operations;
•	uncertainty relating to the repatriation of funds as a result of currency controls;
•	environmental matters including obtaining or renewing environmental permits and potential liability claims and the ability to comply with changing environmental legislation;
•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business, including potential changes by the Argentine Government to national macroeconomic policies, the taxation system and import and export duties;

•	the potential impact of any tariffs, countervailing duties or other trade restrictions;
•	the potential impact of taxation changes;
•

risks associated with war, hostilities or other conflicts, such as the Iran – Israel and U.S. conflict, the Ukrainian – Russian conflict and the Israel – Hamas war, and the possible impact of such conflicts on global economic activity, which may include higher fuel, power and transportation costs and disruptions to the supply chain;

•	challenges and conflicts which may arise in partnerships and joint venture arrangements;
•	risks relating to informal and artisanal mining occurring on or adjacent to certain of the Company’s properties;
•	risks relating to the termination of the Company’s mining concessions in certain circumstances;
•	risks relating to the ability to secure required supplies of power and water;
•	risks related to International Labour Organization (“ILO”) Convention 169 compliance;
•	developing and maintaining relationships with local communities and stakeholders;
•	risks associated with losing control of public perception as a result of social media and other web-based applications;
•	potential opposition to the Company’s exploration, development and operational activities;
•	risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities;
•	substantial reliance on the Séguéla Mine, the Lindero Mine, and the Caylloma Mine for revenues;
•	property title matters;
•	risks relating to the integration of businesses and assets acquired by the Company;
•	failure to meet covenants under the 2024 Credit Facility (as defined herein), or an event of default which may reduce the Company’s liquidity and adversely affect its business;
•	impairments;
•	reliance on key personnel and labour relations risks;
•	risks associated with critical infrastructure failures;
•	uncertainty relating to potential conflicts of interest involving the Company’s directors and officers;
•	risks associated with the Company’s reliance on local counsel and advisors and its management and Board (as defined herein) in foreign jurisdictions;
•	adequacy of insurance coverage;
•	risks relating to the use of outside contractors;

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FORTUNA MINING CORP.

•	operational safety and security risks;
•	risks related to the Company’s compliance with the Sarbanes-Oxley Act;
•	risks related to the foreign corrupt practices regulations and anti-bribery laws;
•	legal proceedings and potential legal proceedings;
•	uncertainties relating to general economic conditions;
•	competition;
•	supply chain disruptions;
•	fluctuations in metal prices;
•	risks associated with entering into commodity forward and option contracts for base metals production;
•	fluctuations in currency exchange rates;
•	tax audits and reassessments;
•	risks related to hedging;
•	sufficiency of monies allotted by the Company for land reclamation and mine closure;
•	risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration;
•

the possibility of an outbreak of a communicable disease, epidemic or pandemic in areas in which Fortuna operates, which could affect global economic growth and impact the Company’s business, operations, financial condition and share price;

•	uncertainty relating to abnormal or extreme natural events and climate conditions;
•	risks associated with climate change legislation and uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada);
•	our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy;
•	the anticipated nature and effect of climate related risks;
•	risks related to operational and governance practices being challenged by activist shareholders and proxy solicitation firms;
•	risks related to the volatility of the trading price of the Company’s common shares (“Common Shares”);
•

risks related to complying with continued listing standards for the Common Shares to remain publicly listed on stock exchanges and the increased costs of being a public company in both Canada and the U.S.;

•	dilution from future equity or convertible debt financings;
•	risks related to future insufficient liquidity resulting from a decline in the price of the Common Shares;
•	uncertainty relating to the Company’s ability to pay dividends in the future;
•	risks relating to the market for the Company’s securities;
•	risks relating to the Notes (as defined herein) of the Company;
•	uncertainty relating to the enforcement of U.S. judgments against the Company; and
•	risk factors referred to in the “Risk Factors” section in this AIF, and the documents incorporated by reference herein (if any).

Forward-looking statements contained in this AIF are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	that all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties;
•	the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates;
•	there being no significant disruptions affecting operations, whether relating to labour, supply, power, water, damage to equipment or any other matter;
•

there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian conflict, the Israel – Hamas war and the Iran – Israel and U.S. conflict, or otherwise that would impair their ability to provide goods and services;

•	permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;
•	expected trends and specific assumptions regarding metal prices and currency exchange rates;
•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
•	production forecasts meeting expectations; and

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FORTUNA MINING CORP.

•

any investigations, claims, and legal, labour and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this AIF. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Notice Regarding Non-IFRS Measures

Fortuna’s audited consolidated financial statements for the years ended December 31, 2025 and 2024 (the “2025 Financial Statements”) which are referred to in this AIF have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. However, this AIF includes certain financial measures and ratios that are not defined under IFRS and are not disclosed in the 2025 Financial Statements, including but not limited to: cash cost per ounce of gold sold; cash cost per ounce of silver equivalent; consolidated cash cost per ounce of gold equivalent; AISC per gold ounce sold; AISC per gold equivalent ounce; and AISC per silver equivalent ounce sold.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company’s operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company's performance prepared in accordance with IFRS.

Except as otherwise described below, the Company has calculated these non-IFRS financial measures and non-IFRS ratios consistently for all periods presented in the 2025 Financial Statements.

•

The calculation of All-in Sustaining Costs was adjusted in Q4 2024 to include blue-chip swaps in Argentina. Please refer to pages 28 and 29 of the Company’s management’s discussion and analysis for the year ended December 31, 2024 (“2024 MD&A”) for details of the change.

•

The calculations of Adjusted Net Income and Adjusted Attributable Net Income were revised in Q1 2025 to no longer remove the income statement impact of right of use amortization and accretion and add back the right of use payments from the cash flow statement. Management elected to make this change to simplify the reconciliation from net income to adjusted net income to improve transparency and because the net impact was immaterial.

•	Where applicable the impact of discontinued operations has been removed from the comparable figures. The method of calculation has not been changed except as described above.

To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below. In addition, see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the fiscal year ended December 31, 2025 (“2025 MD&A”), which section on pages 25 to 27 of the 2025 MD&A is incorporated by reference in this AIF, for additional information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this AIF, including an explanation of their composition; an explanation of how such measures and ratios provide useful information to an investor and the additional purposes, if any, for which management of Fortuna uses such measures and ratios; and a qualitative reconciliation of each non-IFRS financial measure to the most directly comparable financial measure that is disclosed in the Company’s 2025 Financial Statements.  The 2024 MD&A and 2025 MD&A may be accessed on the Company’s SEDAR+ profile at www.sedarplus.ca and on the Company’s EDGAR profile at www.sec.gov.

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FORTUNA MINING CORP.

Equivalent Ounces

For the Caylloma Mine (and formerly for the San Jose Mine), production and sales of other metals are treated as a silver equivalent in determining a combined precious metal production or sales unit, commonly referred to as silver equivalent ounces. Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production. The Lindero and Séguéla Mines, and the Company’s formerly owned Yaramoko Mine, do not make use of an equivalent ounce measure as all material production is gold.

However, consolidated cash costs and AISC for production of all mines is provided on a gold equivalent basis. Gold equivalent ounces are calculated by converting other metal production to its gold equivalent using relative metal/gold metal prices at realized prices and adding the converted metal production expressed in gold ounces to the ounces of gold production.

Cash Cost and AISC

In this AIF, the Company has disclosed certain cash cost and AISC figures on a per unit basis, with each such per unit measure being a non-IFRS ratio.

Cash cost is a non-IFRS measure that is an industry-standard method of comparing certain costs on a per unit basis. Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of  the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

The most directly comparable financial measure to cash cost that is defined in IFRS and disclosed in the Company’s 2025 Financial Statements is cost of sales. Unit based cash cost ratios contained in this AIF include:

•	cash cost per ounce of gold sold;
•	cash cost per ounce of payable silver equivalent sold; and
•	consolidated cash cost per ounce of gold equivalent sold

AISC:  The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council. The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company presents the cash cost figures on a sold ounce basis.

AISC is a non-IFRS measure which the Company defines as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, gains from blue-chip swaps and Brownfields exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

The most directly comparable financial measure to AISC that is defined in IFRS and disclosed in the Company's 2025 Financial Statements is cost of sales.  Unit based AISC ratios contained in this AIF include:

•	all-in sustaining cash cost per gold ounce sold;
•	all-in sustaining cash cost per ounce of silver equivalent sold; and
•	consolidated all-in sustaining cash cost per ounce of gold equivalent sold

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

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FORTUNA MINING CORP.

Unless otherwise indicated, technical disclosure regarding our properties included herein and in the documents incorporated herein by reference, if applicable, including the use of the terms “Mineral Resources” and “Mineral Reserves”, and all Mineral Resources and Mineral Reserves estimates contained in such disclosure, was prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – CIM Definitions Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Documents Incorporated by Reference

The information provided in this AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF.  These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Fortuna.  The documents listed below are not contained within or attached to this document.  The documents may be accessed on the Company’s SEDAR+ profile at www.sedarplus.ca and on the Company’s EDGAR profile at www.sec.gov.

Document	Effective Date	Date Filed on SEDAR+ website	Document Category on the SEDAR+ website
Technical Report, Séguéla Gold Mine, Côte d’Ivoire	December 31, 2025	March 23, 2026	Technical Report(s)
Technical Report, Lindero Mine and Arizaro Project, Argentina	December 31, 2022	March 28, 2023	Technical Report(s)
Technical Report, Caylloma Mine, Peru	December 31, 2023	February 16, 2024	Technical Report(s)
Technical Report, Diamba Sud Gold Project, Senegal	October 15, 2025	November 26, 2025	Technical Report(s)

Scientific and Technical Information

Eric Chapman, Senior Vice President of Technical Services of the Company, is a “Qualified Person” as defined by NI 43-101.  Mr. Chapman is responsible for ensuring that the technical information contained in this AIF is an accurate summary of the original reports and data provided to or developed by the Company and he has reviewed and approved the scientific and technical information contained in this AIF.

Currency

Unless otherwise noted, all dollar amounts in this AIF are expressed in United States dollars. References to “$” or “US$” in this AIF are to United States dollars and references to CAD$ are to Canadian dollars.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 4, 1990 pursuant to the Company Act (British Columbia) under the name Jopec Resources Ltd. and subsequently transitioned under the Business Corporations Act (British Columbia).  The Company changed its name to Fortuna Ventures Inc. on February 3, 1999, on June 28, 2005 to Fortuna Silver Mines Inc., and on June 20, 2024 to Fortuna Mining Corp.

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FORTUNA MINING CORP.

The management head office of the Company is located at Piso 5, Av. Jorge Chávez #154, Miraflores, Lima, Peru.  The corporate head office and registered office of the Company are located at 1111 Melville Street, Suite 820, Vancouver, BC V6E 3V6.

Intercorporate Relationships

The chart below illustrates the Company’s intercorporate relationships with its subsidiaries as at the date of this AIF, including the name, jurisdiction of incorporation and the Company’s respective percentage ownership of each subsidiary:

Fortuna Mining Corp.
(British Columbia, Canada)
1520371 BC Ltd.
(British Columbia, Canada)
Continuum Resources Ltd
(British Columbia, Canada)
Fortuna Silver Holdings (Mexico) Inc.
(British Columbia, Canada)
Fortuna Silver Mines Peru SAC
(Peru)
Minera Bateas SA
(Peru)
Goldrock Mines Corp.
(British Columbia, Canada)
1569256 BC Ltd.
(British Columbia, Canada)
Roxgold Inc.
(British Columbia, Canada)
Fortuna Silver Mines US Inc.
80%
20%
99.998%
Monumental Minerals SA de CV
(Mexico)
0.002%
CMC Desarrollo Minero SA de CV
(Mexico)
Caylloma Mine
Chesser Resources Pty Ltd
(Australia)
Boya Gold Pty Ltd
(Australia)
Boya SA
(Senegal)
Diamba Sud Project
Bondou SAU
(Senegal)
Chesser SAU
(Senegal)
Mansfield (Bermuda) Ltd.
(Bermuda)
98.11%
Argex Mining (Barbados) Ltd.
(Barbados)
1.89%
Mansfield Minera SA
(Argentina)
Lindero Mine
70%
High Guinea Gold Corp Pty Ltd.
(Australia)
(4)
High Guinea Gold SARLU
(Guinea)
FR Mining Limited
(BVI)
FR Gold Mining Inc.
(British Columbia, Canada)
FR Gold Limited
(BVI)
Roxgold Boussoura
(Cayman Islands)
Roxgold CI Limited
(Cayman Islands)
Fortuna Silver Mines Australia Pty Ltd.
(Australia)
99.89%
LGL Resources Côte d'Ivoire SA
(Ivory Coast)
LGL Exploration Côte d'Ivoire SA
(Ivory Coast)
90%
Roxgold Sango SA (Ivory Coast)
(3)
Seguela Mine
LEGEND:
Argentina
Australia
Barbados
Bermuda
British Virgin Islands
Canada
Cayman Islands
Guinea
Ivory Coast
Mexico
Peru
Senegal
United States

Notes:

1.

In some jurisdictions where the Company operates, laws require that a company operating mineral properties must have more than one shareholder. For those jurisdictions, a nominal interest may be held by an individual or other affiliated entity and this may not be represented on the above chart.

2.	All ownership of subsidiaries is 100% unless otherwise indicated.
3.	10% of the issued and outstanding shares of Roxgold Sango S.A. are held by the State of Côte d’Ivoire.
4.	30% of the issued and outstanding shares of High Guinea Gold Corp Pty Ltd. are held by DeSoto Resources Limited.

GENERAL DEVELOPMENT OF THE BUSINESS

Business of the Company

Fortuna is engaged in precious and base metals mining and related activities in Latin America and West Africa, including exploration, extraction, and processing. The Company’s principal products are gold and silver, although it also produces and sells lead and zinc.

As at December 31, 2025, Fortuna:

•	operates the Lindero open pit gold mine (the “Lindero Mine”) (100% ownership) in northern Argentina;
•	operates the underground Caylloma silver, lead and zinc mine (the “Caylloma Mine”) (100% ownership) in southern Peru,

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FORTUNA MINING CORP.

•	operates the Séguéla open pit gold mine (the “Séguéla Mine”) (90% ownership) in northwestern Côte d’Ivoire; and
•	is developing the advanced exploration stage Diamba Sud gold project (the “Diamba Sud Project”) in Senegal.

During 2025, Fortuna completed the divestment of the Yaramoko mine in Burkina Faso which had a limited remaining life of Mineral Reserves, together with its other subsidiaries that held exploration permits in the country, thus ceasing to have any operations in Burkina Faso. In addition, during the year, Fortuna completed the sale of its San Jose mine in Oaxaca, Mexico which had been placed on care and maintenance since late 2024 as it had exhausted its Mineral Reserves. See “Three-Year History and Recent Developments – 2025 Developments – Divestments” below.

The Company also conducts Brownfields exploration programs at the Séguéla , Lindero and Caylloma Mines, and has various Greenfields exploration properties at different stages of development in Argentina, Côte d’Ivoire, Mexico, and Senegal.

Three-Year History and Recent Developments

Over the three most recently completed financial years, the significant events described below contributed to the development of the Company’s business.

2023 Developments

Construction of the Séguéla Mine was completed in mid-2023, on time and on budget, and its first gold pour took place on May 24, 2023, making it at that time the Company’s fifth operating mine.

In May 2022, the Company initiated a share repurchase program to purchase up to 5% of its issued and outstanding Common Shares, expiring on the earlier of May 1, 2023 and the date on which Fortuna has acquired the maximum number of Common Shares allowable under the Normal Course Issuer Bid (“NCIB”) or the date on which the Company otherwise decides not to make any further repurchases under the NCIB.  From the commencement of the share repurchase program to December 31, 2022, in accordance with the Company’s NCIB, the Company re-purchased an aggregate of 2,201,404 Common Shares at a weighted average price of $2.69 per share via open market purchases through the facilities of the New York Stock Exchange (“NYSE”) for a total repurchase value of approximately $5.9 million, all of which shares were subsequently returned to treasury and cancelled.

The NCIB was renewed in May 2023; however, no repurchases of Common Shares were made in 2023.

In September 2023, the Company expanded its presence in West Africa with the acquisition (the “Chesser Acquisition”) of all of the issued and outstanding common shares (“Chesser Shares”) of Chesser Resources  Limited (“Chesser”) by way of a court-approved scheme of arrangement pursuant to the Australian Corporations Act 2001.  Under the terms of the Chesser Acquisition, holders of Chesser Shares received 0.0248 of a Fortuna Common Share for each Chesser Share held. Upon completion of the Chesser Acquisition, Fortuna issued an aggregate of 15,545,368 Fortuna Common Shares and Chesser became a wholly-owned subsidiary of Fortuna.  As a result of the Chesser Acquisition, the Company acquired the Diamba Sud Project in Senegal, one of the new and emerging gold discoveries in the region.

In late 2022, the Company announced that it had entered into an amendment to the fourth amended and restated credit agreement (the “2021 Credit Facility”) with a syndicate of banks led by BNP Paribas and including the Bank of Nova Scotia, Bank of Montreal and Societe Generale, which increased the maximum facility amount by $50 million to $250 million, but which would step down to $175 million in November 2024.  The facility had a $50 million accordion option exercisable on or after June 1, 2023 and before October 2024.  The November 2025 maturity date of the 2021 Credit Facility remained unchanged.

In December 2023, the 2021 Credit Facility was further amended to include additional security to the lenders in the form of guarantees and share pledges from the Company’s subsidiaries which indirectly own the Diamba Sud Project in Senegal, acquired pursuant to the Chesser Acquisition.  These guarantees are in addition to the guarantees already provided by Fortuna’s operating subsidiaries.

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FORTUNA MINING CORP.

2024 Developments

The expansion of the leach pad at the Lindero Mine which began in 2024 was the Company’s largest capital expenditure project during the year, with the Company investing $38.7 million in the project in 2024.  The leach pad was designed for approximately 93 million tonnes of ore when considering an average bulk density of 1.60 t/m3, and to cover approximately 106 hectares of lined surface.  The leach pad was constructed over three phases. The first phase which covers approximately 49 hectares was completed, and construction on Phase 2 began with the aim of increasing the total surface to approximately 94 hectares.  The mine started placing the first lift of ore on the new leach pad expansion area in the second half of October 2024.  As at December 31, 2024, Phase 2 of the leach pad expansion project was approximately 89% complete, and as of March 31, 2025 the project had been completed, with only minor close-out activities and demobilization taking place.

On February 8, 2024, the Company announced its target to reduce Scope 1 and Scope 2 GHG emissions by 15% in 2030 compared to “business as usual” forecast GHG emissions if no intervention measures were taken.  In alignment with the Company’s commitment to reduce GHG emissions, in 2024 the Company began the construction of three significant projects:

•

a solar plant at the Lindero Mine. The project is expected to result in the development of a Photovoltaic plant and a battery energy storage system, which will be incorporated into the existing diesel generation plant forming a hybrid electric power generation plant. The plant will prioritize the generation of renewable electric energy. As at December 31, 2024, the construction of the solar plant was 44 percent completed. The solar plant project was completed and became operational in June 2025.

•

the construction of a 6 mega watt photovoltaic solar plant at the Séguéla Mine to provide power during daylight hours and reduce consumption from the grid. The plant is intended to produce up to 30 percent of the mine’s energy requirements. The plant is expected to provide operational cost savings and contribute to the reduction of GHG emissions for the mine.  As at December 31, 2024, the project was in the engineering stage and was 25 percent completed.

The Séguéla Solar PV Project (6 MW) is currently in the final stage of construction. Commissioning activities are expected to commence at the end of March 2026. Based on the current project schedule, the Commercial Operation Date is anticipated by the end of April 2026, with May 2026 expected to represent the first full month of operation.

•

the construction of a new cyclone plant at Caylloma. The purpose of the plant is to separate fine and coarse tailings. Coarse tailings will be pumped to the top of the mine area, which will then be used to backfill underground mine workings. Fine tailings will be sent to a tailings storage facility for storage. The cyclone plant will save operational costs, improve safety during operations and reduce GHG emissions by avoiding the use of trucks to haul coarse tailings.

The cyclone plant project was completed and became operational in May 2025.

On April 1, 2024, the Company exercised its right to acquire one-half of the 1.2% net smelter return royalty at the Séguéla Mine for $10.0 million Australian Dollars pursuant to a royalty agreement with Franco Nevada Corporation dated March 30, 2021.

The Company renewed its NCIB on May 2, 2024 for a further 12-month period.  During 2024, the Company repurchased an aggregate of 7,433,015 Common Shares at a weighted average price of $4.59 per share via open market purchases through the facilities of the NYSE for a total repurchase value of approximately $34.1 million, all of which shares were returned to treasury and cancelled.

On June 10, 2024, the Company announced the completion of an offering of 3.75% convertible senior notes (the “Notes”) which raised gross proceeds of $172.5 million (the “Offering”).  The initial conversion rate for the Notes is 151.7220 Common Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $6.59 per Common Share.  Refer to “Description of Capital Structure – Notes” herein.

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FORTUNA MINING CORP.

Immediately prior to the closing of the Offering, the Company issued a notice of redemption in respect of its then outstanding debentures (“Debentures”) which were issued in October 2019 and were due to mature on October 31, 2024.  As a result, $35.9 million of principal amount of the Debentures were converted into a total of 7,184,000 Common Shares at a conversion rate of $5.00 per Common Share, and the balance of $9.8 million of outstanding principal amount of Debentures were redeemed in cash.  An aggregate of $0.4 million was also paid to the Debenture holders for accrued interest.

During 2024, the Company conducted extensive drill programs at the Séguéla Mine property in Côte d’Ivoire (refer to Fortuna’s news releases dated March 11, June 20, September 10 and December 16, 2024).  A total of 163 holes totalling 26,787 meters were drilled at the Kingfisher prospect which remains open for most of the drilled 2-kilometer strike, with the deepest drilling only testing to approximately 250 meters below surface.  Mineralization at Kingfisher demonstrates a clear association with the strongly deformed contact zone between a series of felsic intrusives, quartz veining, and host basaltic units.  The change in strike orientation along the structure from north-south to north-east coincides with the higher grade, broader mineralization intervals.  Mineralization is characterized by silica-biotite-sericite-carbonate alteration and pyrite development within and adjacent to the quartz veining.  Two drill rigs will continue working into the second quarter of 2025 to support resource infill drilling for resource conversion as well as drilling for depth and strike extensions.  See “2025 Recent Developments” below.

A total of 41 holes totalling 17,909 meters were drilled at the Sunbird prospect at Séguéla.  The drill program is designed to infill and extend the current mineralized footprint as part of a program to evaluate underground mining potential, with mineralization remaining open more than 600 meters below surface, or more than 800 meters down plunge from the margin of the planned open pit.  The most recent drill hole which stepped out 150 meters to the south of the reported drilling and for which assays are pending, reported more than 15 points of visible gold (VG) associated with extensive alteration and quartz veining over an interval of 28 meters.  Drilling continued into the first half of 2025 to support an updated resource model and underground mining studies.  See “2025 Recent Developments” below.

During 2024, the Company completed 363 holes of drilling totalling 47,595 meters of drilling at the Diamba Sud Project in Senegal (refer to Fortuna’s news releases dated March 11, June 25 and September 12, 2024) in order to understand the mineralization and expand the extent of existing prospects, and test and expand some of the previously lightly drilled anomalies.

Effective October 31, 2024, the Company entered into a fifth amended and restated credit agreement (the “2024 Credit Facility”) which reduced its secured revolving credit facility, with a syndicate of banks led by The Bank of Nova Scotia, and including Bank of Montreal, ING Capital LLC and National Bank of Canada.  The amended and restated facility agreement reduced the amount of the facility to $150.0 million from $250.0 million (the facility would have stepped down to $175.0 million in November 2024), and increased the uncommitted accordion option from $50.0 million to $75.0 million.  The 2024 Credit Facility has a term of four years.  Lower interest rates across certain levels of the margin grid and lower commitment fees were negotiated under the 2024 Credit Facility.  Interest accrues on USBR Loans at the applicable US base rate plus an applicable margin of between 1.25% and 2.25% across all levels of the margin grid, and on Benchmark Loans at the adjusted term SOFR rate for the applicable term plus the applicable margin of between 2.25% and 3.25% across all levels of the margin grid.  Commitment fees decreased approximately 0.6% to 0.9% across the margin grid.

The Company’s then principal operating subsidiaries in Argentina, Burkina Faso, Côte d’Ivoire and Peru, and their respective direct and indirect holding companies, guaranteed the obligations of the Company under the 2024 Credit Facility.  The Company pledged all of its assets to secure the payment of its obligations under the amended and restated credit facility, and the Company’s principal operating subsidiary in Peru pledged all of its respective assets to secure its guarantees.  All of the shares in the Company’s then principal operating subsidiaries in Burkina Faso, Côte d’Ivoire, Peru and Senegal also been pledged to secure the obligations owing under the 2024 Credit Facility and the loan documents entered into in connection therewith.  In addition, the Company’s principal operating subsidiary in Burkina Faso also pledged its bank accounts to secure the obligations under its guarantee.  All security granted by the Company’s operating subsidiary in Mexico and indirect holding companies under the previous credit facility agreement was released.

In December 2024, the Company announced (refer to Fortuna’s news release dated December 10, 2024) updated Mineral Reserves and Mineral Resources at its Séguéla Mine with the discovery of over 500,000 gold ounces of new Inferred Mineral Resources.

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FORTUNA MINING CORP.

2025 Developments

2025 was a transitional year for Fortuna as the Company streamlined its portfolio by divesting of non-core assets, and positioned the Company for its next phase of growth at the Diamba Sud Project and the Séguéla Mine.

Divestments

The San Jose Mine was placed on care and maintenance on December 24, 2024, as the Company decided to enter into a strategic process to divest of this non-core asset.   On April 11, 2025, the Company completed the sale of its 100% interest in Compañia Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”), which has a 100% interest in the San Jose Mine to JRC Ingenieria y Construccion S.A.C., a private Peruvian company. Consideration for the sale was comprised of:

•	A payment of $6.5 million;
•	A payment of $1.2 million for prepaid working capital items and taxes; and
•	The right to receive up to approximately $8.3 million upon the completion of certain conditions, of which $5.8 million has been received.

On May 12, 2025, the Company completed its divestment of its interest in Roxgold Sanu S.A which owns the Yaramoko Mine together with the Company’s three other wholly-owned Burkina Faso subsidiaries (collectively the “Sanu Entities”) which hold exploration permits in country to Soleil Resources International Limited (“SRI”), a private Mauritian company (the “Burkina Faso Transaction”). The Company received consideration of:

•	$70 million in cash upon closing of the Burkina Faso Transaction; and
•

The right to receive up to approximately $53.6 million of value added tax receivables upon the completion of certain conditions. The Company and SRI subsequently renegotiated the Company’s right to receive the aforementioned receivables and the Company received $15 million from SRI in consideration for the relinquishment of this right.

With the completion of the Burkina Faso Transaction, the Company provided updated production and cost guidance for the year.

Exploration Success

Fortuna’s strategy is to continue adding to the longevity of its mines through Brownfields exploration while at the same time seeking out additional Greenfields projects that will benefit the Company. In 2025, the Company was successful in its Brownfields and Greenfields exploration activities (as described below) and also entered into strategic and exploration alliances with companies with exploration properties and/or experience including in Cote d’Ivoire and Guinea, countries which have highly prospective geological features, and favourable business climates.

In 2025, the Company had initially budgeted $41 million for its consolidated exploration budget, of which Brownfields exploration represented 53 percent, and Greenfields exploration initiatives, including the Diamba Sud Project, represented 47 percent of the budget. Exploration success during the year resulted in an increase in exploration spending for the year to a total of $49.9 million. The 2025 anticipated exploration program at the Séguéla Mine property in Côte d’Ivoire which included 84,000 meters of reverse circulation, diamond core, and air core exploration drilling was increased to an aggregate of 88,393 meters, and the exploration program at the Diamba Sud Project in Senegal which anticipated 30,000 meters of drilling in 2025 was increased to an aggregate of 72,568 meters.

Séguéla Property

During 2025, the Company continued its extensive drill programs at the Séguéla Mine property (refer to Fortuna’s news releases dated March 13, August 18, and October 30, 2025).  As well, the Company announced expanded Mineral Reserves and Mineral Resources for the Séguéla Mine, extending the Reserve life of mine to 7.5 years, and initiated a processing plant expansion study (refer to Fortuna’s news releases dated November 18, and December 3, 2025).  The expansion study will evaluate the potential to increase throughput at Séguéla beyond its current capacity of 1.75 Mtpa to a range of 2.0 to 2.5 Mtpa.  The study is expected to be completed in the second quarter of 2026 and has the potential to support annual gold production in excess of 200,000 ounces.

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FORTUNA MINING CORP.

Drilling at the Sunbird Deposit at Séguéla successfully extended high grade mineralization at depth and confirmed the development of a second underground shoot, further supporting the potential for resource growth and mine life extension.  A successful infill drill program was completed at Kingfisher, with several notable intersections confirming the broad nature of the mineralization.  Exploration is aiming to further extend the strike and depth at Kingfisher, successfully intersecting mineralization 300 meters below surface and a further 250 meters along strike.

Diamba Sud Project

In March 2025, the Company reported its updated consolidated Mineral Reserve and Mineral Resource estimates for its mines, and announced its first time disclosure of mineral resources for the Diamba Sud Project.  It was estimated that the five deposits at the Diamba Sud Project contained an Indicated Mineral Resource of 7.8 Mt at an average gold grade of 1.90 g/t containing 473,000 ounces gold, and an Inferred Mineral Resource of 3.1 Mt at an average gold grade of 1.47 g/t containing 148,000 ounces gold.

In August 2025, the Company announced that drilling completed at the Diamba Sud Project between July 2024 and July 2025 resulted in an updated mineral resources estimate which comprised an Indicated Mineral Resource of 14.2 Mt at an average gold grade of 1.59 g/t, containing 724,000 ounces of gold, and an Inferred Mineral Resource of 6.2 Mt at an average gold grade of 1.44 g/t containing 285,000 ounces of gold. This updated estimate expanded Diamba Sud´s pipeline of emerging deposits, with first-time resource estimates for Southern Arc and Moungoundi. Expansion drilling at these deposits, along with the drilling of new targets, continues.

In October 2025, the Company reported the results of a Preliminary Economic Assessment (“PEA”) prepared for the Diamba Sud Project, and subsequently on November 26, 2025, the Company filed a technical report with an effective date of October 15, 2025.  The PEA supports robust project economics for the development of an open-pit mine and conventional carbon-in-leach (CIL) processing plant. At a gold price of $2,750 per ounce, the assessment unveils an after-tax NPV5%  of $563 million, an IRR of 72 percent, and a payback period of ten months. During the first three years of production, Diamba Sud is projected to deliver an average of 147,000 ounces of gold per year at an AISC1 of $904 per ounce. Construction capital cost is estimated at approximately $283.2 million. Project funding is expected to be derisked by the strength of Fortuna’s balance sheet and robust cash flow generation.

The PEA is preliminary in nature, and includes inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves; as such, there is no certainty that the PEA results will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

[1]	Cash cost per ounce and AISC per ounce are non-IFRS measures. Refer to “Notice Regarding Non-IFRS Measures” section above.

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FORTUNA MINING CORP.

The following table summarizes the key highlights, assumptions, operational parameters, economic results, and AISC2 values from the PEA.

Metrics	Units	Results
Gold price	$/oz	2,750
Life of mine	year	8.1
Total mineralized material mined[1]	Mt	17.75
Contained gold in mineralized material mined[1]	koz	932
Strip ratio	Waste:mineralized material	5.5:1
Throughput initial 3 years (primarily oxide)	Mtpa	2.5
Throughput after 3 years (primarily fresh)	Mtpa	2.0
Head grade	g/t Au	1.63
Recoveries	%	90%
Gold production
Total Production over LOM	koz	840
Average annual production, LOM	koz	106
Average annual production, first 3 years	koz	147
Per unit costs over LOM
Total mining costs	$/t, mined	$4.82
Processing	$/t, processed	$13.91
G&A	$/t, processed	$6.70
Cash costs[1]
Average operating cash costs[2], LOM	$/oz	$1,081
Average operating cash costs[2], first 3 years	$/oz	$759
AISC[1]
Average AISC[2], LOM	$/oz	$1,238
Average AISC[2], first 3 years	$/oz	$904
Capital costs
Initial capital expenditure	$ M	$283
Sustaining capital, operations + Infrastructure (includes closure costs)	$ M	$48
NPV5%, pre-tax (100% project basis)	$M	$772
Pre-tax IRR	%	86%
NPV5%, after-tax (100% project basis)	$M	$563
After-tax IRR	%	72%
Payback period	year	0.8
Annual EBITDA [2]
Average EBITDA[2] over LOM	$ M	$167
Average EBITDA[2] over first 3 years	$ M	$277

Notes:

1.	The pit optimization shells used for the mining inventory were generated using a gold price of $2,300 per ounce.
2.

This is a non-IFRS financial measure. The definition and purpose of this non-IFRS financial measure is included in the 2025 MD&A under the heading “Non-IFRS Measures. Non-IFRS financial measures have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

3.	Average operating cash costs and average AISC represent costs for projected production for the LOM at the time of gold sales.
4.

The PEA is presented on a 100 percent project basis.  However, upon the granting of the exploitation permit, the Senegalese Government will be entitled to a 10 percent free-carried interest in the Project, with the right for the State to acquire an additional contributory interest of up to 25 percent.

[2]	Refer to footnote 1 above.

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FORTUNA MINING CORP.

5.	The economic analysis was carried out using a discounted cash flow approach on a pre-tax and after-tax basis, based on the gold price of $2,750/oz.
6.	The IRR on total investment that is presented in the economic analysis was calculated assuming a 100% ownership in Diamba Sud.
7.	The NPV was calculated from the after-tax cash flow generated by the Project, based on a discounted rate of 5% and an effective date of October 10, 2025.
8.

The PEA assumes that the percentage of certain royalties and taxes payable to the State, the percentage of the investment tax credit available to the company and the percentage payable to the social development fund will be in accordance with the provisions of the Mining Convention between Boya S.A. (“Boya”) and the State of Senegal dated April 8, 2015. There can be no assurance that such provisions will not be renegotiated by the State as part of the exploitation permit approval process.

9.

The PEA is preliminary in nature, and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and, as such, there is no certainty that the PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Further information regarding the PEA, including details on data verification, key assumptions, parameters, opportunities, risks, and other factors, can be found in the technical report entitled “Diamba Sud Gold Project, Kédougou Region, Senegal” dated effective October 15, 2025 filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on the Company’s EDGAR profile at www.sec.gov.

On December 8, 2025, the Company announced the results of a 64 reverse circulation and diamond drill hole program at the Southern Arc deposit, which totaled 9,619 meters. The results reinforced the potential for continued resource growth at Diamba Sud. The Southern Arc deposit remains open to the south, east and at depth with drilling as at such date testing only to approximately 150 meters below the surface (refer to Fortuna’s news release dated December 8, 2025).

In October 2025, Fortuna also announced the filing of an Environmental and Social Impact Assessment (“ESIA”) for the Diamba Sud Project with the Direction de la Réglementation Environnementale et du Contrôle (DiREC), which is part of the Ministry of the Environment and Sustainable Development of Senegal. The submission of the ESIA is a prerequisite for obtaining an environmental permit, which forms part of the overall permitting process required for project development.

See “2026 Recent Developments” and “Outlook for 2026 – 2026 Asset Guidance Outlook – Diamba Sud Project, Senegal” for the Company’s plans to further develop this project in 2026.

Siguiri Basin, Guinea

On September 27, 2025, the Company entered into a binding Heads of Agreement (“HOA”) with DeSoto Resources Limited (“DeSoto”), an Australian-listed gold exploration company, establishing an exploration alliance to apply for and acquire new permits across the highly prospective Siguiri Basin in Guinea.  The initial 36-month period under the HOA will be focused on identifying “Go Projects”, meaning significant discoveries warranting further development. Once a “Go Project” is agreed upon, High Guinea Gold Corp. Pty Ltd., an Australian company incorporated in connection with the HOA, will transition into a formal joint venture in which Fortuna will hold 70 percent and DeSoto will hold 30 percent, and Fortuna will solely fund exploration until the later of three years and $12.5 million in cumulative expenditures across all Go Projects has been expended.

Odienné Project, Côte d’Ivoire

On June 11, 2025, the Company acquired approximately 15 percent of the outstanding common shares of Awalé Resources Limited (“Awalé”) pursuant to a non-brokered private placement for gross proceeds of $6 million.  Awalé is a TSX Venture Exchange listed mineral exploration company which is currently advancing its 100 percent-owned properties at the Odienné Project in Côte d’Ivoire.  In connection with the investment, Fortuna and Awalé entered into an investor rights agreement under which Fortuna has been granted, among other things, (i) pre-emptive rights to maintain its interest in Awalé through participation in future equity financings of Awalé and (ii) top-up rights to purchase additional shares in order to maintain its interest in Awalé. Fortuna will have such investor rights for so long as it holds a 10% or greater interest in Awalé.

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Other Developments

On January 10, 2025, the Government of Côte d’Ivoire revised a portion of the Côte d’Ivoire Mining Code and increased the gold price sliding scale royalty payable to the State by two percent. The royalty now ranges between 5 percent and 8 percent, depending on the price of gold, and is calculated on the gross revenue from gold produced after deduction of transportation and refining costs.

The Company renewed its NCIB on May 2, 2025 for a further 12-month period.  During 2025, the Company repurchased an aggregate of 2,116,207 Common Shares at an average price of $7.67 per share via open market purchases through the facilities of the NYSE, for a total repurchase value of approximately $16.2 million.  As at December 31, 2025, the Company held 199,307 repurchased Common Shares pending cancellation.  These Common Shares were returned to treasury and cancelled in January 2026.

On August 29, 2025, the Company filed a short form base shelf prospectus (the “Base Shelf”) and registration statement on Form F-10 to qualify the distribution of various securities, including common shares in Canada and the United States. The distribution of such securities of the Company may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at-the-market distributions.  In accordance with Section 9B.6(1)(a) of National Instrument 44-102 - Shelf Distributions (“NI 44-102”), the Company confirms that it remains eligible to file a well-known seasoned issuer base shelf prospectus under Canadian securities legislation as the Company is (i) a “well-known seasoned issuer”, (ii) an “eligible issuer”, and (iii) not an investment fund, as those terms are defined in NI 44-102.

2026 Recent Developments

On January 20, 2026, the Company announced a further update of the Mineral Reserves and Mineral Resources, excluding Mineral Reserves, for the Séguéla Mine as of December 31, 2025, reflecting the first-time estimation of underground Mineral Reserves at the Sunbird deposit.  Séguéla’s life of mine currently exceeds nine years at current production rates, with strong potential for further growth (refer to Fortuna’s news release dated January 20, 2026).

Highlights are:

•	Total Mineral Reserves of 16.0 million tonnes averaging 3.01 g/t Au, supporting a mine life of over 9 years at the current mining rate of 1.75 million tonnes per annum.
•	Growth in Mineral Reserves more than offset production-related depletion, totaling approximately 1.54 million ounces of gold, representing a 31% increase compared to October 31, 2025.
•	First time estimation of underground Mineral Reserves at Sunbird, comprising 3.5 million tonnes averaging 3.60 g/t Au and containing 401,000 ounces of gold.
•	Exploration drilling completed in 2025 indicates that mineralization at the Sunbird deposit remains open down plunge and down dip, with an updated estimate planned for Q2 2026.
•	Drilling at Kingfisher, Koula, and Ancien deposits demonstrates that mineralization remains open at depth, providing additional potential for further underground mining expansion.
•

Technical studies are progressing to evaluate the optimal plant expansion, anticipated to increase capacity by approximately 25% to between 2.0 and 2.5 million tonnes per year, with studies on track for completion in Q2 2026.

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FORTUNA MINING CORP.

Séguéla Mineral Reserves

Proven and Probable
				Contained Metal
Location	Classification	Tonnes (000)	Au (g/t)	Au (koz)
Stockpile	Proven	626	1.39	28
Open Pit (OP)
Antenna	Probable	2,398	2.17	167
Koula	Probable	757	5.35	130
Ancien	Probable	1,117	4.24	152
Agouti	Probable	754	2.61	63
Boulder	Probable	532	1.88	32
Sunbird	Probable	2,409	3.31	256
Badior	Probable	404	4.25	55
Kingfisher	Probable	3,497	2.28	257
OP Combined	Proven + Probable	12,494	2.84	1,142
Underground (UG)
Sunbird	Probable	3,467	3.60	401
UG Combined	Proven + Probable	3,467	3.60	401
Total	Proven + Probable	15,961	3.01	1,543

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Séguéla Mineral Resources

Measured and Indicated
				Contained Metal
Location	Classification	Tonnes (000)	Au (g/t)	Au (koz)
Open Pit (OP)
Antenna	Indicated	1,461	1.58	74
Koula	Indicated	149	5.33	26
Ancien	Indicated	112	4.19	15
Agouti	Indicated	59	2.26	4
Boulder	Indicated	329	1.47	16
Sunbird	Indicated	255	3.12	26
Badior	Indicated	61	3.48	7
Kingfisher	Indicated	752	1.66	40
OP Combined	Indicated	3,177	2.03	207
Underground (UG)
Koula	Indicated	23	3.83	3
Ancien	Indicated	472	5.43	82
Sunbird	Indicated	1,483	3.55	169
UG Combined	Indicated	1,978	4.00	254
Total	Indicated	5,155	2.78	461

Inferred
				Contained Metal
Location	Classification	Tonnes (000)	Au (g/t)	Au (koz)
Open Pit (OP)
Antenna	Inferred	1,493	1.91	92
Koula	Inferred	155	3.61	18
Ancien	Inferred	25	4.87	4
Agouti	Inferred	160	1.64	8
Sunbird	Inferred	88	1.46	4
Badior	Inferred	46	5.08	8
Kestrel	Inferred	60	1.73	3
Kingfisher	Inferred	4,554	1.82	267
OP Combined	Inferred	6,582	1.91	403
Underground (UG)
Koula	Inferred	316	4.70	48
Ancien	Inferred	22	3.86	3
Sunbird	Inferred	2,115	3.94	268
Kingfisher	Inferred	135	2.98	13
UG Combined	Inferred	2,589	3.98	332
Total	Inferred	9,171	2.50	736

Notes:

1.	Mineral Reserves and Mineral Resources are defined in accordance with the CIM Definition Standards.

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FORTUNA MINING CORP.

2.Mineral Resources are exclusive of Mineral Reserves.

3.Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.

Factors that could materially affect the reported Mineral Resources or Mineral Reserves include changes in metal price and foreign exchange assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution, and mining recovery; and assumptions regarding continued ability to access the site, retention of mineral and surface rights titles, maintenance of environmental and other regulatory permits, obtaining Ministerial approval to include underground mining as a mining method; and obtaining approval to update its Environmental and Social Impact Assessment permit to include underground mining; and the social license to operate.

5.Mineral Resources and Mineral Reserves are reported as of December 31, 2025.

6.

Mineral Reserves are reported on a 100% ownership basis and estimated using incremental gold grade cut-offs for open pit mining of 0.73 g/t Au for Antenna and Koula, 0.74 g/t Au for Sunbird, 0.75 g/t Au for Boulder and Kingfisher, 0.76 g/t Au for Agouti, and 0.83 g/t Au for the Ancien and Badior deposits, and for underground mining of 2.14 g/t for Sunbird. These estimates are based on a gold price of $2,300/oz, metallurgical recovery rates of 93.5%, except for Badior at 91.5%, surface mining costs ranging from $3.09/t to $5.74/t based on the pit location relative to the run-of-mine pad, underground mining cost of $84.56/t, processing costs of $21.28/t, general and administrative (G&A) costs of $16.21/t. Only Proven and Probable Mineral Reserves within the final pit designs are reported. Antenna, Ancien, Koula, Badior and Kingfisher pits were designed with inter-ramp angles of 30.6° to 40.7° for oxide material, 40.7° to 42.9° for transitional material, and 59.6° for fresh material. Agouti and Boulder pits were designed with inter-ramp angles of 36.8° for oxide, 44.2° for transitional, and 60.0° for fresh material. Sunbird pit was designed with inter-ramp angles of 40.7° for oxide, 36.5° to 59.6° for transitional, and 52.2° to 61.2° for fresh material. For underground mining, a dilution factor of 0.5-meter skin has been applied on both the hanging wall and footwall for longhole stoping. The reported Mineral Reserves incorporate modifying factors for mining dilution and recovery through regularization of block models to an appropriate Selective Mining Unit (SMU) block size. Mineral Resources for the Séguéla Mine are reported at gold grade cut-offs of 0.65 g/t Au for Antenna, 0.66 g/t Au for Kestrel, Boulder, Sunbird, and Kingfisher; 0.68 g/t Au for Agouti; and 0.73 g/t Au for Ancien and Badior. These estimates are based on an assumed gold price of $2,600/oz and are constrained within preliminary pit shells honoring all geotechnical parameters. Underground Mineral Resources are reported within optimized stope shapes based on a longhole stoping mining method at cut-off grades of 1.89 g/t Au for Sunbird, 2.32 g/t Au for Koula and Kingfisher, and 2.41 g/t Au for Ancien. The Séguéla Mine is subject to a 10% free-carried interest held by the State of Côte d’Ivoire.

7.

Eric Chapman, P. Geo. (EGBC #36328), is the Qualified Person responsible for Mineral Resources; and Raul Espinoza (FAUSIMM (CP) #309581) is the Qualified Person responsible for Mineral Reserves, both being employees of Fortuna Mining Corp.

8.Totals may not add due to rounding.

On February 10, 2026, Fortuna announced that it has submitted an application for an exploitation permit for the Diamba Sud Project to the Ministry of Energy, Petroleum and Mines.

On March 23, 2026, the Company filed an updated technical report for the Séguéla Mine titled “Séguéla Gold Mine, Cote d’Ivoire” with an effective date of December 31, 2025, which discloses the updated Mineral Resources and Mineral Reserves estimates for the mine, the first-time underground Mineral Reserves, and provides a description of the underground mining method.  Underground mining at Séguéla is subject to certain conditions and approvals including, obtaining Ministerial approval to conduct underground mining, and approval to either update the mine’s Environmental and Social Impact Assessment permit to include underground mining, or to obtain a new ESIA for the underground project.

On February 19, 2026, the Company announced a further update of the Mineral Resources estimate for the Diamba Sud Project effective January 16, 2026 which reflects an increase of 530,000 ounces of gold in the Indicated Mineral Resources category from the prior estimate and demonstrating open resource growth potential (refer to Fortuna’s news release dated February 19, 2026).

Highlights are:

•	Total Indicated Mineral Resources of 26.0 million tonnes averaging 1.50 g/t Au, containing 1.25 million ounces of gold.
•

First time estimation of Indicated Mineral Resources at the Southern Arc deposit, comprising 6.0 million tonnes averaging 1.91 g/t Au and containing 367,000 ounces of gold, establishing Southern Arc as the largest gold deposit discovered to date at Diamba Sud.

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FORTUNA MINING CORP.

•	Infill drilling successfully upgraded Inferred to Indicated Mineral Resource category at the Area D, Southern Arc, Moungoundi, and Karakara deposits, increasing resource confidence.
•	Technical studies are advancing for the estimation of Mineral Reserves, with a feasibility study targeted for completion by the end of Q2 2026.
•

Ongoing exploration drilling of Southern Arc, Moungoundi, and additional new targets continues to intersect mineralization beyond the current Mineral Resource envelopes, highlighting further growth potential.

Diamba Sud Project – Mineral Resources by Deposit

Mineral Resources – Indicated				Contained Metal
Classification	Deposit	Tonnes (000)	Au (g/t)	Au (koz)
Indicated	Area A	5,037	1.39	225
	Area D	5,952	1.52	292
	Southern Arc	5,993	1.91	367
	Karakara	3,296	1.70	180
	Western Splay	2,345	1.27	96
	Kassassoko	1,697	0.78	43
	Moungoundi	1,707	0.93	51
Total Indicated		26,027	1.50	1,254
Mineral Resources – Inferred				Contained Metal
Classification	Deposit	Tonnes (000)	Au (g/t)	Au (koz)
Inferred	Area A	207	1.24	8
	Area D	329	0.86	9
	Southern Arc	841	1.28	34
	Karakara	31	1.30	1
	Western Splay	262	1.42	12
	Kassassoko	182	0.74	4
	Moungoundi	253	0.89	7
Total Inferred		2,105	1.13	77

Notes:

1.	Mineral Resources are reported using the CIM Definition Standards.
2.

Mineral Resources are reported insitu, on a 100% basis as of January 16, 2026. The Government of Senegal will assume a 10% free-carried ownership interest in the Project when an exploitation permit is granted, and may elect to purchase up to an additional 25% interest in Boya at a “fair price” as determined through an independent valuation upon the granting of the exploitation permit.

3.	Mineral Resources are reported from a regularized block model derived from the original subblocked model to account for mining dilution.

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FORTUNA MINING CORP.

4.

Factors that could materially affect the reported Mineral Resources include changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate. Boya has also applied for an exploitation permit and an environmental impact assessment permit for the Project. If the aforementioned permits are not granted, this will have a material impact on the potential development of the Project.

5.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6.

Mineral Resources are reported inside constraining pit shells using selective mining unit block sizes and at an incremental gold cutoff grade for oxide/transitional material of 0.26 g/t Au, with fresh material reported based on a cutoff of 0.29 g/t Au for Area A, 0.37 g/t Au for Area D, 0.31 g/t Au for Karakara, 0.33 g/t Au for Western Splay, 0.28 g/t Au for Kassassoko, 0.31 g/t Au for Southern Arc, and 0.33 g/t Au for Moungoundi in accordance estimated average base mining costs of US$4.57/t for all material mined, average processing and G&A costs of US$21.45/t milled, and sales and transportation costs of US$7.00/oz of gold. Pit slope angles applied are 33° for weathered material and 46° for fresh rock. The long-term gold price was US$3,300/oz. Metallurgical recoveries are estimated using grade versus recovery relationship formulas developed for oxide/transition rock (all deposits) and separate formulas for fresh rock in each of the seven deposits A royalty of 3.5% has been considered in the generation of the pit shell and cut-off grade determination.

7.	Eric Chapman, P. Geo. (EGBC #36328), is the Qualified Person responsible for Mineral Resources, being an employee of Fortuna Mining Corp.
8.	Totals may not add due to rounding

The above Mineral Resource estimate update will form the basis for the estimation of Mineral Reserves to be used in the feasibility study being prepared for the Diamba Sud Project, and will support the evaluation of a potential construction decision targeted for mid-2026.

The Company’s consolidated Mineral Reserves and Mineral Resource estimates as at December 31, 2025 are expected to be prepared and published in April 2026.

Subsequent to December 31, 2025 and up to the date of this AIF, pursuant to the Company’s NCIB the Company repurchased an aggregate of 1,400,693 Common Shares at a weighted average price of $9.20 per share via open market purchases through the facilities of the NYSE for a total repurchase cost of approximately $12.9 million, all of which shares have been or will be returned to treasury and cancelled.

Production and Costs From 2023 to 2025

The following table discloses the production and costs of production at each of the Company’s operating mines for fiscal 2023 to 2025 and on a consolidated basis.

	2025	2024	2023
ONGOING OPERATIONS
Lindero, Argentina
Ore placed on pad (t)	6,471,573	6,367,505	6,005,049
Gold production (oz)[1]	87,489	97,287	101,238
Gold grade (g/t)	0.58	0.62	0.64
Cash Cost ($/oz Au)[5]	1,132	1,051	920
AISC ($/oz Au) [5,6]	1,716	1,793	1,444
Séguéla, Côte d’Ivoire[4]
Tonnes milled	1,718,973	1,561,800	807,617
Gold production (oz)[2]	152,426	137,781	78,617
Gold grade (g/t)	2.98	2.95	3.42
Gold recovery (%)	92.3	93.0	93.9
Cash Cost ($/oz Au) [5]	679	584	357
AISC ($/oz Au) [5]	1,560	1,153	760

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Caylloma, Peru
Tonnes milled	555,649	551,430	543,876
Gold production (oz)	-	552	513
Silver production (oz)[3]	966,108	1,176,543	1,227,060
Silver grade (g/t)	65	80	85
Silver recovery (%)	83.42	83.29	82.57
Lead production (lbs)	34,696,351	39,555,339	40,851,657
Lead grade (%)	3.1	3.57	3.74
Lead recovery (%)	91.33	91.07	91.14
Zinc production (lbs)	50,761,436	51,905,635	55,060,450
Zinc grade (%)	4.55	4.71	5.11
Zinc recovery (%)	90.99	90.61	89.83
Cash Cost ($/oz Ag Eq) [5]	17.38[7]	14.12[8]	13.91[9]
AISC ($/oz Ag Eq) [5]	27.46[7]	21.72[8]	19.90[9]
DIVESTED OPERATIONS
Yaramoko, Burkina Faso
Tonnes milled	155,358	454,969	531,578
Gold production (oz)[2]	37,794	116,206	117,711
Gold grade (g/t)	7.74	8.21	6.81
Gold recovery (%)	97.46	98.12	98.0
Cash Cost ($/oz Au) [5]	1,059	860	809
AISC ($/oz Au) [5]	1,410	1,359	1,499
San Jose, Mexico
Tonnes milled	-	735,591	930,200
Silver production (oz)	-	2,548,402	4,656,631
Silver grade (g/t)	-	125	171
Silver recovery (%)	-	86.07	90.96
Gold production (oz)	-	17,811	28,559
Gold grade (g/t)	-	0.89	1.06
Gold recovery (%)	-	84.76	90.18
Cash Cost ($/oz Ag Eq) [5]	-	25.25[8]	14.28[9]
AISC ($/oz Ag Eq) [5]	-	28.22[8]	19.40[9]
CONSOLIDATED TOTALS
Gold production (oz)	277,709	369,637	326,638
Silver production (oz)	966,108	3,724,945	5,883,691
Lead production (lbs)	34,696,351	39,555,339	40,851,657
Zinc production (lbs)	50,761,436	51,905,635	55,060,450
Cash Cost ($/oz Au Eq) [5]	944[10]	987[11]	874[12]
AISC ($/oz Au Eq) [5,6]	1,870[10]	1,640[11]	1,480[12]
Revenue ($ millions)	947.1	1,062.0	842.4

Notes:

1.	Gold production includes doré, gold in carbon, and gold in copper concentrate.
2.	Gold production includes doré only.
3.	Metallurgical recovery for silver is calculated based on silver content in lead concentrate.
4.	Séguéla began commercial production on July 1, 2023.
5.

Cash Cost and all-in sustaining cost (AISC) are non-IFRS financial measures which are not standardized financial measures under the financial reporting framework used to prepare the financial statements of the Company and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-IFRS Financial Measures” incorporated by reference from the 2025 MD&A.

6.

The composition of consolidated AISC and AISC for Lindero was revised in Q4 2024 and the comparative periods have been adjusted to reflect the change. Refer to "Non-IFRS Financial Measures - All-in Sustaining Cost Per Gold Equivalent Ounce Sold" incorporated by reference from the 2024 MD&A.

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FORTUNA MINING CORP.

7.

Silver equivalent sold for Year 2025 for Caylloma is calculated using a silver to gold ratio of 98.3:1, silver to lead ratio of 1:45.2 pounds, and silver to zinc ratio of 1:31.0 pounds. Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.

8.

Silver equivalent sold for Year 2024 for San Jose is calculated using a silver to gold ratio of 84.9:1. Silver equivalent sold for Year 2024 for Caylloma is calculated using a silver to gold ratio of 80.1:1, silver to lead ratio of 1:29.7 pounds, and silver to zinc ratio of 1:22.1 pounds. Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.

9.

Silver equivalent sold for Year 2023 for San Jose is calculated using a silver to gold ratio of 83.1:1. Silver equivalent sold for year 2023 for Caylloma is calculated using a silver to gold ratio of 81.4:1, silver to lead ratio of 1:23.9 pounds, and silver to zinc ratio of 1:19.0 pounds. Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.

10.

Gold equivalent for Year 2025 was calculated using the realized prices for gold of $3,452/oz Au, $40.24/oz Ag, $1,962/t Pb, and $2,864/t Zn or the following ratios: Au:Ag = 1:85.8, Au:Pb = 1:1.76, Au:Zn = 1:1.21.

11.

Gold equivalent for Year 2024 was calculated using the realized prices for gold of $2,404/oz Au, $27.9/oz Ag, $2,072/t Pb, and $2,786/t Zn, or the following ratios: Au:Ag = 1:86.2, Au:Pb = 1:1.16, Au:Zn = 1:0.86.

12.

Gold equivalent for Year 2023 was calculated using the realized prices for gold of $1,948/oz Au, $23.4/oz Ag, $2,155/t Pb, and $2,706/t Zn, or the following ratios: Au:Ag = 1:83.4, Au:Pb = 1:0.80, Au:Zn = 1:0.72.

Outlook for 2026

2026 Consolidated Production and Cost Guidance

2026 is a key year in the growth of the Company, with a budget focused on materializing its Brownfields projects, with the aim of subsequently achieving the corporate target of producing 500,000 ounces annually.

The Company is allocating approximately $100 million to the advancement of the Diamba Sud Project, including exploration, with a focus on early works to de-risk the project timeline as the Company moves toward a construction decision by mid-year. At the Séguéla Mine, a growth budget of approximately $11.7 million has been assigned to the development of Sunbird underground mining infrastructure and mill expansion studies. In addition, the Company is allocating $55 million towards exploration across its portfolio.

Fortuna’s growing financial strength underpins planned investments in project development and expansion. As of December 31, 2025, the Company had liquidity of $704.0 million, and a net cash position of $381.5 million.

Production of gold equivalent ounces (“GEO”) for 2026 is guided to be between 281,000 and 305,000 ounces, driven by increased production at the Séguéla Mine, offset by lower GEO production at the Caylloma Mine due to the effect of a higher gold price on the gold-to-base-metal conversion used in the GEO calculation.

Consolidated AISC3 is expected to be between $1,830 and $1,975 per ounce, representing a slight increase compared to 2025. This increase is primarily attributable to higher royalties of approximately $30 per ounce, assuming a gold price of $3,750 for 2026, and the impact of relative metal prices at Caylloma, estimated at $60 per ounce on a gold equivalent basis. In addition, AISC3 reflects a higher cost base at Séguéla, as the prior year benefited from the processing of ore inventory with lower unit mining costs. These factors are partially offset by lower cash costs4 at Lindero and higher gold production at Séguéla.

[3]	Refer to footnote 1 above.
[4]	Refer to footnote 1 above.

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2026 consolidated production and cost guidance table

Mine	Production (000)	Cash Cost[1,2,3,5]	AISC[1,2,3,5]
Silver	Ag Eq	($/oz Ag Eq)	($/oz Ag Eq)
Caylloma, Peru[3]	2,400 - 2,700	17.3 - 19.1	31.3 - 35.6
Gold	Au	($/oz Au)	($/oz Au)
Lindero, Argentina[4]	92 - 102	975 - 1,140	1,520 - 1,655
Séguéla, Côte d´Ivoire	160 - 170	735 – 815	1,630 - 1,730
GEO Consolidated Total	281 - 305[3]	$895 - 1,000[6]	$1,830 - 1,975[6]

Notes:

1.

Cash Cost and all-in sustaining cost (AISC) are non-IFRS financial measures and are not standardized financial measures under the financial reporting framework used to prepare the Company’s financial statements. As a result, these measures may not be comparable to similar financial measures disclosed by other issuers. Refer to the section titled “Notice Regarding Non-IFRS  Measures”.

2.

Cash cost includes production cash cost and, for the Lindero Mine, is reported net of copper by-product credits. AISC includes sustaining capital expenditures, worker’s participation (as applicable), commercial and government royalties, mining taxes, export duties (as applicable), subsidiary general and administrative costs, and Brownfields exploration expenditures. AISC is estimated using metal prices of $3,750/oz Au, $45.00/oz Ag, $1,940/t Pb, and $2,750/t Zn. AISC excludes government mining royalty recognized as income tax within the scope of IAS-12. The guidance assumes an exchange rate of $0.83/EUR.

3.	Gold and silver equivalent is calculated using metal prices of $3,750/oz Au, $45.00/oz Ag, $1,940/t Pb and $2,750/t Zn.
4.

Cost guidance for the Lindero Mine does not consider potential changes by the Argentine government to national macroeconomic policies, the taxation system, or import and export duties which, if implemented, may have a material impact on costs. The guidance assumes an annual inflation rate for Argentina of 22% and an annual devaluation of 13%.

5.

Historical non-IFRS measure cost comparatives: The following table provides historical cash costs and historical AISC for the Company’s three mines which were operating during the year ended December 31, 2025, as set below:

Mine	Cash Cost[a,b,c]	AISC[a,b,c]
Silver	($/oz Ag Eq)	($/oz Ag Eq)
Caylloma, Peru	17.38	27.46
Gold	($/oz Au)	($/oz Au)
Lindero, Argentina	1,132	1,716
Séguéla, Côte d’Ivoire	679	1,560

(a)	Cash cost and AISC are non-IFRS financial measures; refer to section titled “Notice Regarding Non-IFRS Measures” herein.
(b)	Silver equivalent was calculated using metal prices of $3,953/oz Au, $40.22/oz Ag, $1,962/t Pb and $2,864/t Zn, or the following ratios: Ag:Au = 98.3:1, Ag:Pb = 1:45.2 and Ag:Zn = 1:31.0.
(c)

Further details on cash cost and AISC for the year ended December 31, 2025 are disclosed on pages 25 to 33 of the 2025 MD&A which is available on the Company’s SEDAR+ profile at www.sedarplus.ca and on the Company’s EDGAR profile at www.sec.gov, and the section titled “Notice Regarding Non-IFRS” herein.

2026 Asset Guidance Outlook

Diamba Sud Project, Senegal

Advancing early works toward a mid-2026 construction decision

Supported by robust PEA economics (refer to Fortuna’s news release dated October 15, 2025), the Company is advancing the Diamba Sud Project toward a mid-2026 final investment decision (“FID”). Current progress includes the commencement of construction of the new accommodation camp and critical ancillary infrastructure, along with ongoing engineering and procurement activities.

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FORTUNA MINING CORP.

Key milestones include:

•	Q1 2026: Secure environmental and social impact assessment (“ESIA”) approval.
•	Q2 2026: Complete the feasibility study.
•	June 2026: Receive the exploitation permit and make a FID.

To support continued project advancement, Fortuna has allocated $69 million in pre-FID capital, comprising $2.5 million for the completion of the feasibility study and $67 million for early works. This investment targets de-risking critical-path activities, including:

•	Front-End Engineering Design (“FEED”) for the processing plant.
•	Procurement of long-lead items, including the SAG mill and HFO generators for the power station.
•	Commencement of Ministry-approved construction activities, with a focus on critical ancillary infrastructure, environmental protection, and site security.

In addition to project-level investment, the Company expects to incur approximately $28 million to advance ongoing exploration activities and enhance operational readiness, including:

•	$8.8 million for mineral exploration
•	$8.2 million for G&A
•	$5.7 million of corporate services
•	$5.0 million for safety, social, and environmental programs

Séguéla Mine, Côte d’Ivoire

Exploration success leads to production expansion opportunities

Séguéla’s mine plan for 2026 considers mining from the Antenna, Ancien, Koula, and Sunbird pits, with planned processing of 1.75 million tonnes of ore at an average grade of 3.2 g/t Au. Capital investments are currently estimated at $90.2 million, including $61.7 million for sustaining capital expenditures, $14.5 million for growth capital expenditures (“CapEx”), and $14.0 million for Brownfields exploration programs.

Major sustaining capital investments include:

Capitalized stripping	$51.0 million
Miscellaneous infrastructure	$8.6 million

Major growth capital investments include:

Sunbird Underground mine portal	$7.5 million
Sunbird Underground Infrastructure and permitting - Power extension, transformer, civil works, and primary fans	$3.4 million

Cash cost and AISC 5:

Cash cost is expected to be between $735 and $815 per ounce of gold, representing an increase compared to 2025. The increase is primarily driven by inventory accounting, as the prior year benefited from processing low-cost stockpiles, and by a higher proportion of stripping costs remaining in operating expenditures (“OpEx”) rather than being capitalized. This is partially offset by higher grades.

[5]	Refer to footnote 1 above.

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FORTUNA MINING CORP.

AISC is expected to be between $1,630 and $1,730 per ounce of gold, reflecting the higher cash cost relative to 2025 and the impact of higher royalties of approximately $30 per ounce, assuming a gold price of $3,750 for 2026.

2026 guidance compared to 2026 outlook provided in 2025:

Gold production for 2026 is in line with the 2026 outlook provided in 2025 (refer to Fortuna’s news release dated May 13, 2025). The guidance range has been refined to between 160,000 and 170,000 ounces, reflecting a narrower range with no change to the lower end of the outlook.

Cash cost6 for 2026 is expected to be higher than the 2026 outlook provided in 2025, primarily due to the impact of 5% higher mining costs and 15% higher processing costs.

AISC6 guidance for 2026 is expected to be approximately $350 per ounce higher than the outlook provided in 2025, driven mainly by increased royalties, reflecting an estimated $150 per ounce impact associated with the gold price assumption, higher operating costs, including waste stripping of approximately $130 per ounce, and higher capital expenditures and genset leases of approximately $55 per ounce.

Lindero Mine, Argentina
Sustained cost discipline supports lower costs

The Lindero Mine is expected to place approximately 7.1 million tonnes of ore on the leach pad in 2026, averaging 0.59 g/t Au and containing an estimated 135,000 ounces of gold. Capital investments are estimated at $41.0 million, including $22.4 million in capitalized stripping, $14.0 million in sustaining capital, and $4.6 million allocated to Brownfields exploration. The waste stripping ratio is planned to reduce from 2.2:1 in 2025 to an average of 1.5:1, in line with the life of mine design.

Major sustaining capital investments include:

Capitalized stripping	$22.4 million
Plant (maintenance and acquisitions)	$5.7 million
Mine fleet (maintenance and acquisitions)	$5.4 million
Primary crusher foundation replacement	$2.2 million

Cash cost and AISC 6:

Cash cost is expected to decrease in 2026 to a range of $975 to $1,140 per ounce of gold, reflecting operating efficiency initiatives currently in place, lower consumable prices, a reduced stripping ratio, and the favorable impact of Argentine peso foreign exchange movements against the U.S. dollar.

AISC is expected to improve in 2026 to a range of $1,520 to $1,655 per ounce of gold, supported by lower sustaining capital expenditures, reduced operating costs, and higher ounces sold as production increases compared to 2025. While AISC is expected to be elevated in the first quarter of 2026 due to the planned primary crusher foundation replacement, the Company anticipates a strong sequential cost reduction through the year, reaching the low $1,300s by the fourth quarter, reflecting the completion of planned capital spending and the full benefit of operational efficiencies.

[6]	Refer to footnote 1 above.

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FORTUNA MINING CORP.

Caylloma Mine, Peru

Continued solid production

The Caylloma Mine is scheduled to process 550,000 tonnes of ore in 2026, averaging 61 g/t Ag, 2.5 % Pb, and 3.8 % Zn. Capital investments are estimated at $29.9 million, including $22.2 million for sustaining capital, $1.6 million for non-sustaining capital, and $6.0 million for Brownfields exploration programs.

Major sustaining capital investments include:

Mine development and infill drilling	$8.1 million
Tailings storage facility 3 - expansion capacity	$6.6 million
Tailings storage facility 2 - closure (Phase 1)	$2.1 million

Cash cost and AISC 7:

Cash cost is expected to be between $17.3 and $19.1 per ounce of silver equivalent, while AISC is expected to be between $31.3 and $35.6 per ounce of silver equivalent. This represents an increase compared to 2025, primarily due to the impact of relative metal prices on silver equivalent production. The metal prices assumed for 2026 guidance, compared to those used for the 2025 guidance, are estimated to increase AISC by approximately $9 per ounce.

2026 Exploration Outlook
Supporting growth through focused Brownfields and Greenfields exploration

The Company has a total mineral exploration budget of $55.0 million for 2026, compared to an estimated $49.9 million invested in 2025. Brownfields exploration represents 52%, while Greenfields initiatives, including $8.8 million allocated to the Diamba Sud Gold Project, represent 48%.

Brownfields Exploration

Fortuna’s consolidated Brownfields exploration budget for 2026 totals $26.8 million, including approximately 127,000 meters of exploration drilling.

Séguéla Mine, Côte d’Ivoire:  The Brownfields exploration budget for 2026 at Séguéla is $12.2 million, including approximately 69,000 meters of exploration drilling. Programs are focused on resource upgrade drilling primarily at the Sunbird Underground project, infill and expansion drilling at the Kingfisher deposit, and continued target generation.

Diamba Sud Project, Senegal:  The Brownfields exploration budget for 2026 at Diamba Sud is $8.8 million, including approximately 35,000 meters of exploration drilling to support resource upgrade drilling and continued target generation.

Lindero Mine, Argentina:  The Brownfields exploration budget for 2026 at Lindero is $3.7 million, including approximately 11,000 meters of exploration drilling at Arizaro, focused on further testing and extending the 2.5-kilometer strike potential to the southwest and at depth.

Infill drilling totaling approximately 6,000 meters is planned at Lindero to target Inferred Mineral Resources located below the reserve ultimate pit shell. The program is designed to increase confidence in the geologic continuity of mineralization, with the objective of converting additional resources to reserves and extending the mine life.

[7]	Refer to footnote 1 above.

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Caylloma Mine, Peru:  The Brownfields exploration budget for 2026 at Caylloma is $3.8 million, including approximately 12,000 meters of diamond core drilling targeting extensions to ore shoots 3 and 4 at the Animas zone, along with continued exploration of several other near mine anomalies.

Greenfields Exploration

Greenfields exploration programs in Argentina, Côte d'Ivoire, Mexico, and Senegal are supported by a budget of $24.7 million.

Mexico:  Exploration activities in Mexico will focus on project generation and target testing across several emerging projects.  A total of $3.1 million has been budgeted, including approximately 6,000 meters of planned diamond drilling.

Côte d’Ivoire:  The exploration budget for Côte d’Ivoire is $3.7 million, with the majority allocated to advancing exploration activities at Guiglo and Tongon North.  Planned programs include approximately 19,000 meters of auger drilling and 17,000 meters of reverse circulation (“RC”) drilling for target generation and testing.

Senegal:  The exploration budget for Senegal is $3.7 million, supporting approximately 12,000 meters of auger drilling and approximately 10,000 meters of RC drilling for continued target generation.

Argentina:  The $5.0 million exploration budget for Argentina is planned to support work at Cerro Lindo and other regional exploration projects.  Programs include approximately 7,000 meters of diamond core drilling at Cerro Lindo as part of an extensive reconnaissance program targeting this significant anomaly, as well as an additional 3,000 meters of diamond core drilling across other regional generative targets.

DESCRIPTION OF THE BUSINESS

General

Summary.  The Company is engaged in the mining of gold, silver and base metals and related activities in Latin America and West Africa, including exploration, extraction, and processing.  As at the date of this AIF, the Company has three operating mines:  the Séguéla Mine located in northwestern Côte d’Ivoire, the Lindero Mine located in northern Argentina, and the Caylloma Mine located in southern Peru.  Each of the Company’s producing mines is generally considered to be a reportable segment.

Gold production at the Séguéla and Lindero Mines is in the form of gold doré bars. The Company has entered into non-exclusive precious metals purchase agreements primarily with Auramet International LLC, a precious metals merchant headquartered in New Jersey, USA and Stonex Commodities DMCC, a precious metals trader headquartered in Dubai, United Arab Emirates.  Refining arrangements are provided by Metalor USA Refining Corporation, Metalor Technologies SA and Argor-Heraeus SA.  Gold doré is delivered to refineries in Switzerland and the United States, and subsequently transferred to the accounts of the buyers.

The silver-lead, zinc, and silver-gold concentrates produced by the Company at its Caylloma Mine are sold to international metals traders who in turn deliver the products to different clients around the world.

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The material sources of revenue for 2025 and 2024 are as follows:

	2025	2024
Gold doré	86%	79%

By type of concentrate:
Silver-lead concentrate	8%	6%
Zinc concentrate	6%	5%
Silver-gold concentrate	0%	10%

By metal contained in concentrate:
Silver	31%	45%
Lead	24%	16%
Zinc	44%	22%
Gold	1%	17%

Production Methods.  The Séguéla Mine is an open pit operation with nine deposits currently identified and scheduled for mining in the life of mine plan. Mining activities use conventional drill, blast, load, and haul mining methods. The mined ore is fed to a traditional gold processing facility where the ore is crushed, milled and subject to carbon-in-leach (“CIL”) extraction processes, prior to electrowinning and refining where gold is poured to doré bars.

The Lindero Mine is an open pit heap leach operation. Crushed ore is placed on a leach pad with the pregnant solution pumped to a sulphidization-acidification-recycle-thickening plant and an adsorption, desorption and recovery plant prior to electrowinning and refining where gold is poured to doré bars.

The method of production at the Caylloma Mine consists of underground mining principally through cut and fill and longhole stoping mechanized operations.  Extracted ore is trucked to a conventional crushing, milling and flotation processing plant which consists of zinc, and lead-silver flotation circuits.

Research and Development.  The Company conducts feasibility work and operational enhancement evaluations in order to improve production processes and exploration and mining operations. The Company does not, in the normal course of business, conduct research and development activities in relation to products or services.

Specialized Skill and Knowledge.  All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, and accounting.  While competition in the resource mining industry can make it difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining personnel for the majority of its key processes.  Management considers training and re-training of its staff to be a priority.

Competitive Conditions.  The exploration and mining of precious metals and base metals is competitive.  Competition relates to:  the acquisition of mineral property interests that can be explored, developed and operated; technical experts that can find, develop and mine such mineral properties and interests; workers to operate the mineral properties; and capital to finance, exploration, development and operations, and customers to purchase products.

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, the recruitment and retention of qualified employees; and for investment capital with which to fund its projects, and in the sale of its products.

Cycles.  The mining business is subject to global economic cycles which affect the marketability of products derived from mining. In addition to commodity price cycles, business activity may also be affected by seasonal and irregular weather conditions in the areas where the Company has property interests.

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Environmental Restoration.  The material financial and operational effects of environmental protection requirements on the Company are related to mine closure activities. At site level, it may be required to reclaim certain lands it disturbs during mining operations, exploration or development activities.  At the end of the life of mine, significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, monitoring and ongoing care and maintenance.  During the financial year ended December 31, 2025, the Company’s environmental expenditures for reclamation were approximately $0.60 million.  After taking into account the application of asset retirement obligation rules for accounting purposes, the Company currently estimates the present value of the closure costs for its three operating mines to total approximately $50.26 million over the life of the mines, with the majority of the expenditures to be incurred at the end of production, as more particularly described in Note 15 to the 2025 Financial Statements.  The Company is expecting to incur progressive reclamation costs throughout the life of its mines where possible.

Employees.  The Company and its subsidiaries had 1,633 direct employees and 2,661 indirect employees through contractors as at December 31, 2025.

Foreign Operations.  The Company’s material mineral resource properties are located in Argentina, Côte d’Ivoire, Peru and Senegal. Through the Company’s history of successfully developing and operating mines in foreign jurisdictions, Fortuna has developed various corporate governance policies, practices and frameworks to manage the social, economic and political risks and challenges associated with operating in foreign jurisdictions. See “Risk Factors” section for a detailed description of such risks.

Members of the Board of Directors of the Company (the “Board”) and senior officers of the Company periodically visit the Company’s operations in Latin America and West Africa. In 2025, members of the Board travelled to the Séguéla Mine in Côte d’Ivoire. During these visits, members of the Board met with local employees, government officials and businesspersons; such interactions enhance the visiting directors’ or officers’ knowledge of local culture and business practices.

Additionally, in accordance with the Company’s corporate governance practices, the Board regularly receives management and technical updates, risk assessment and progress reports in connection with the Company’s operations, and in doing so, maintains effective oversight over its business and operations. For example, the Sustainability Committee meets at least quarterly and obtains such updates from management which is then reported by the Committee to the Board. Through these updates, assessments and reports, the Board gains familiarity with the conditions, laws and risks associated with the Company’s foreign operations.

Social and Environmental Policies.  The Company’s business involves the exploration, design, development, operation and closure of mines that produce precious and base metals in Latin America and West Africa. Our vision is to be valued by our stakeholders as a sustainable company and a leader in the precious metals industry and our mission is to create sustainable value through growth of our mineral reserves, metals production and the efficient operation of our assets, while remaining firmly committed to safety, and to social and environmental responsibility. To do so, we value:

•	the health and safety of our employees. We do not tolerate unsafe actions or conditions.
•	the environment. We adhere to strict environmental standards and mitigate our impact.
•	our communities. We show respect for cultural diversity, and work as a strategic partner to enable the sustainable development of our neighboring communities.
•	a commitment to excellence. We achieve high standards and the best practices.
•	integrity. We act in accordance with our philosophy.

The Company’s objective is to generate sustainable prosperity through its business operations which means protecting the environment, providing a safe workplace for our employees and contractors, supporting the local communities in the areas in which the Company operates through community investments such as education, employment, and infrastructure. The Company has built strong relationships with the stakeholders where it operates, in particular with local communities and institutions where we are dedicated to innovative, sustainable projects and partnerships that build trust in local communities while respecting their values, customs and traditions. The Company’s operating practices are governed by the principles set out in its Code of Business Conduct and Ethics and Whistle-Blower Policy, which was adopted by the Board in order to promote integrity and honest and ethical conduct of the Company’s business.  It applies to all directors, officers, employees and consultants of the Company and its subsidiaries. In terms of Board oversight, a Sustainability Committee composed of members of the Board of Directors is in place to assist in fulfilling the Board’s oversight responsibilities related to health, safety, security, environmental, sustainable development and social responsibility obligations and corporate objectives.

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As sustainability includes factors which affect all aspects of the Company’s business, instead of isolating sustainability into a single, stand-alone policy, the Company created a Sustainability Framework that is integrated into its overall corporate strategy and which is supported through a range of corporate policies and standards.  To support the implementation of the Company’s Sustainability Framework, we have developed policies and position statements listed below, relating to environmental, social and governance (“ESG”) related matters:

•	Human Rights Policy
•	Diversity, Equity and Inclusion Policy
•	Anti-Corruption Policy
•	Health and Safety Policy
•	Environmental Policy
•	Employee Relations Policy
•	Community Relations Policy
•	Code of Conduct and Business Ethics
•	Supplier Code of Business Conduct and Ethics
•	Climate Change Position Statement
•	Global Industry Standard on Tailings Management Position Statement

All of the Company’s corporate governance policies and position statements are reviewed on an annual basis.  The Company’s above mentioned ESG policies and position statements can be found on the Company’s website. We provide awareness and/or training sessions to our workforce on our ESG policies to enhance their engagement in our sustainability objectives.  To ensure the implementation of these governance policies and position statements, corporate standards to be applied at subsidiaries’ level have been developed.  These standards are the subject of regular internal audits to ensure the continuous improvement of our operations.

Sustainability Report

On May 21, 2025, the Company announced the publication of its seventh annual Sustainability Report, which details the Company’s performance on key sustainability indicators during 2024. The sustainability report for fiscal 2024 highlights Fortuna´s sustainability management and initiatives at each operating mine as well as our contributions within our host countries.

The Report also features a section on the transformative projects we are leading within the countries of operations in the Latin America and West Africa regions, showcasing how our initiatives generate lasting social and environmental value beyond financial results. In addition to this Report, as part of our commitment to transparency and stakeholder engagement, we have also introduced a new companion resource: the Sustainability Data Booklet.  The Report and Booklet align with the SASB 2023 Metals & Mining Standard, TCFD recommendations, and GRI Standards 2021, including the newly released GRI 14: Mining Sector Standard (2024). They are complemented by our Interactive Analyst Center, which provides downloadable, site-specific ESG data. The Report, the Booklet and the Interactive Analyst Center are accessible via the Sustainability and the Library pages of our website.  The Company anticipates that it will publish its Sustainability Report for fiscal 2025 during the second quarter of 2026.

Risk Factors

The Company’s ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties including those listed below, any of which, individually or together could cause actual events or results to differ materially from those described in forward-looking statements and forward-looking information.

The risks described below are a summary only and are not exhaustive of the risks relating to Fortuna and its business and operations.  There may be additional risks not presently known to the Company, or that the Company currently considers immaterial, which may also impair its business and operations.

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Risks Relating to the Company’s Business Operations

The Company’s operations are subject to operating hazards and risks incidental to mining activities.

The operations of the Company are subject to all of the hazards and risks normally incidental to mining exploration, development, and operational activities, including fire, explosions, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, pollution, industrial water shortages, inclement weather, pit wall failures, tailings dam failures, rock bursts, rock falls, rock slides, cave-ins, flooding, supply chain/logistic disruptions, force majeure events, and mechanical equipment failure.  Any such hazards could result in, among other things, work stoppages, damage to or destruction of mines and other facilities, damage to life and property, environmental damage, reputational loss, mining and production delays, higher costs and expenditures, and possible legal liability for any or all damages.  All of these could adversely impact the Company’s results of operations and financial position. While the Company maintains insurance against certain risks, potential claims could exceed insurance policy limits or be excluded from coverage, and no assurance can be given that such insurance will continue to be available, that it will be available at economically feasible premiums, or that the Company will obtain or maintain such insurance.  There are also risks against which Fortuna cannot or may elect not to insure.  The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage may have a material adverse effect on the Company’s business, financial condition or results of operations.

Mining operations involve occupational health and safety hazards that could adversely affect the Company’s reputation, business, and future operations.

Mining activities present a variety of hazards and associated health and safety risks. Workers involved in the Company’s operations and development are subject to many inherent health and safety risks and hazards, including, but not limited to, ground instability and rock falls, explosives and blasting hazards, exposure to dust and chemical hazards, mobile equipment and vehicle collisions, falls from height and slips/trips, confined spaces and poor ventilation, noise and vibration, heat stress and extreme environmental conditions, in addition to external factors such as civil disturbances and criminal activity, which could result in occupational illness or health issues, personal injury, and loss of life. Even though health and safety risks are assessed for all our mining activities, and management plans to eliminate, and/or mitigate hazards and risks are in place across the Company’s operations, health and safety incidents or illness may occur.  In February 2025, a fatality occurred at the Séguéla Mine in Côte d’Ivoire. Lessons learned from the fatality were applied throughout the Company to improve controls and reduce the potential for future incidents, through the Company’s Critical Risk Management and Zero Harm Leadership programs designed to progress the Company’s health and safety processes and controls.

The Company’s Health and Safety Policy provides a comprehensive list of our health and safety commitments, which include providing all employees and contractors with the necessary equipment, knowledge, and skills to safely perform their duties and follow protective measures; identifying and assessing health, safety, and industrial hygiene risks; and implementing adequate mitigation measures to control risks and limit the consequences of incidents. While significant effort is made to eliminate and control potential health and safety risks, reducing their likelihood and/or potential consequence, these risks can still subsist and may adversely affect the Company’s reputation, business, and future operations. Incidents resulting in serious injury or death, could result in litigation, civil or criminal sanctions, regulatory action (including, but not limited to suspension of operations and/or fines and penalties), loss of trust from the shareholders and other stakeholders, loss of workforce morale and engagement, or otherwise adversely affect the Company’s operational and financial performance, and the ability to meet its objectives.

Mineral Resources, Mineral Reserves and precious metal recoveries are estimated.

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves and expected mineral grades.  The Mineral Resource and Mineral Reserve estimates included or incorporated by reference in this AIF have been determined and valued based on assumed or estimated future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, Mineral Resources and Mineral Reserves must be considered as estimates only.  Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

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Mineral Resources and Mineral Reserves may require revision based on actual production experience.  Market fluctuations in the price of metals, as well as increased production costs, results of metallurgical testing and reduced recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves.  Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect.  Estimates of mineralization can be imprecise and depend upon geometallurgical assumptions, geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results.  There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or at production scale.  Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the particular project.  Extended declines in market prices for gold, silver and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization.  Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company’s business, financial condition or results of operations.

Tailings, heap leach and waste rock facilities involve significant hazards and risks, including the potential for safety, environmental, financial and reputational consequences in the event of failure.

Mining and mineral processing activities generate tailings and waste rock as by‑products. Tailings consist of finely ground rock and process water remaining after the extraction of economically valuable minerals, heap leach facilities are used to recover metals through the application of chemical solutions to ore placed on engineered pads, and waste rock comprises material removed to access ore that does not meet processing criteria. These materials are managed in purpose‑built tailings storage facilities, heap leach facilities and waste rock facilities that are engineered, operated, monitored, and closed over their full life cycle.

Tailings, heap leach and waste rock facilities are designed, constructed, operated, decommissioned, and closed in accordance with applicable laws and regulations, Company standards, and recognized international good practice. The Company has adopted a comprehensive approach to tailings management that is aligned with the Global Industry Standard on Tailings Management (“GISTM”), which emphasizes consequence‑based risk management, clearly defined accountability and governance, independent oversight, and continuous improvement across the entire facility life cycle. Heap leach and waste rock facilities are managed with specific Company standards using the same consequence‑based risk management approach.

Notwithstanding the application of robust design criteria, management systems, monitoring programs, and risk controls, tailings, heap leach and waste rock facilities involve inherent uncertainties and residual risks. These facilities may be exposed to geotechnical and hydrological risks, including ground instability, material degradation, seepage, acid rock drainage, seismic activity, and extreme or changing weather conditions. Infrastructure associated with these facilities, such as embankments, pipelines, pumping systems, liners, and water management structures, may fail or perform outside design assumptions. Such an incident could have a material adverse effect on nearby communities, employees, and the Company’s business, results of operations and financial condition.

The Company’s capital and operating costs, production schedules and economic returns are based on certain assumptions which may prove to be inaccurate.

The Company’s expected capital and operating costs, production schedules and estimates, anticipated economic returns and other projections, estimates and forecasts for its mineral properties that are included or incorporated by reference in this AIF or included in any technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by the Company are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, metallurgical recoveries, that the actual ore mined is amenable to mining or treatment, environmental considerations, labour volumes, permitting and other factors, any of which may prove to be inaccurate.  As a result, technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by the Company may prove to be unreliable.

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The Company’s capital and operating costs are affected by the cost and availability of commodities and goods such as steel, cement, explosives, fuel, electrical power and supplies, including reagents.  Significant declines in market prices for gold, silver and other metals could have an adverse effect on the Company’s economic projections. Management assumes that the materials and supplies required for operations will be available for purchase and that the Company will have access to the required amount of sufficiently skilled labour.  As the Company relies on certain third-party suppliers and contractors, these factors can be outside its control and an increase in the costs of, or a lack of availability of, commodities, goods and labour may have an adverse impact on the Company’s financial condition.  The Company may experience difficulty in obtaining the necessary permits for its exploration, development or operational activities, if such permits are obtained at all, and may face penalties as a result of violations of permits or other environmental laws, which may cause delays and increases to projected budgets.  Any of these discrepancies from the Company’s expected capital and operating costs, production schedules and economic returns could cause a material adverse effect on the Company’s business, financial condition or results of operations.

The Company has in the past, and may in the future, provide estimates and projections of its future production, costs and financial results.  Any such information is forward looking. Neither the Company’s auditors nor any other independent expert or outside party compiles or examines these forward looking statements.  Accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.  Such estimates are made by the Company’s management and technical personnel and are qualified by, and subject to the assumptions, contained or referred to in the filing, release or presentation in which they are made, including assumptions about the availability, accessibility, sufficiency and quality of mineralized material, the Company’s costs of production, the market prices of gold, silver and other metals, the Company’s ability to sustain and increase production levels, the ability to produce and sell marketable concentrates, the sufficiency of its infrastructure, the performance of its personnel and equipment, its ability to maintain and obtain mining interests and permits, the state of governments and community relations, and its compliance with existing and future laws and regulations.  Actual results and experience may differ materially from these assumptions.  Failure to achieve estimates or material increases to costs could have a material adverse impact on the Company’s future cashflows, profitability, results of operations and financial condition. Any such production, cost, or financial results estimates speak only as of the date on which they are made, and, unless required by law, the Company disclaims any intent or obligation to update such estimates, whether as a result of new information, future events or otherwise.  Accordingly, such forward-looking statements should be considered in the context in which they are made and undue reliance should not be placed on them.

Exploration projects such as the Diamba Sud Project are uncertain.

The Company’s mineral production is dependent in part on the success of its exploration projects, such as the Diamba Sud Project. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon market conditions, as well as the results of exploration and evaluation programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense and risk.  It is impossible to ensure that the Company’s current exploration and development programs, at the Diamba Sud Project or elsewhere, will result in profitable commercial mining operations. After mineralization is discovered, it may take many years and significant investment to determine whether the project moves to production.

Projects being considered for development are subject to the completion of successful preliminary economic assessments, feasibility studies, engineering studies and environmental assessments, the issuance of necessary governmental permits and the availability of adequate financing, the completion or attainment of which are subject to their own risks and uncertainties. The inability to complete necessary tasks or obtain required inputs, or any delays in the achievement of any key project tasks or inputs, could cause significant delays in timing, cost or results of the assessment of feasibility and/or the process to advance a project to a development decision.  The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; political and economic climate; and metal prices, which are historically volatile and cyclical.

The Diamba Sud Project is comprised of the Diamba Sud research permit which was granted in 2015 and through subsequent renewals is scheduled to expire in June 2026. The permit is not subject to any further automatic renewals.  The Company submitted an application for an exploitation permit to the Ministry of Energy, Petroleum, and Mines in February 2026; however, there is no assurance that an exploitation permit will be granted.  See risk factor “The Company may not receive all permits that are required for operation” below.

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Further, there can be no assurance that the Company will complete the development of its mineral projects, including the Diamba Sud Project, into commercially viable mines or meet any current or future development and production schedules or cost estimates. The development of mineral projects involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties are ultimately developed into producing and economically viable mines and it is impossible to ensure that any development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; access to adequate water supply and electricity; recoverability; metal prices; and government regulations, including regulations relating to prices, taxes, royalties, foreign exchange, repatriation of revenues/profits, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. Failure by the Company to develop its mineral projects may adversely affect the Company’s financial performance, financial condition, cash flows, growth prospects and the price of its common shares. See risk factor “The Company’s operations are subject to political and other risks in the regions in which it operates” below for further discussion of risks relating to the Diamba Sud Project.

The Company may be unable to replace its Mineral Reserves.

The Company must continually replace its Mineral Reserves depleted by production to maintain production levels over the long term.  Mineral Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions.  Exploration is highly speculative in nature and involves many risks and is frequently unsuccessful.  Substantial expenditures are required to complete drilling programs which may take several years to complete in order to establish Mineral Reserves.  As a result, there is no assurance that current or future exploration programs will be successful.  There is a risk that depletion of the Company’s Mineral Reserves will not be offset by discoveries or acquisitions.  The Company’s mineral base may decline if Mineral Reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.  If the Company’s Mineral Reserves are not replaced either by the development of additional Mineral Reserves and/or additions to Mineral Reserves, there may be an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition, and this may be compounded by requirements to expend funds for reclamation and decommissioning.

Exploration and development of mineral properties involves significant financial risk.  Very few properties that are explored are later developed into operating mines.

The development of the Company’s properties requires substantial exploration, expenditures and the development of infrastructure.

Development of the Company’s non-producing properties, including the Diamba Sud Project, and the expansion of existing producing properties will only follow upon obtaining satisfactory exploration and engineering results that confirm economically recoverable and saleable volumes of minerals and metal as well as the legality of such development.  The business of mineral exploration and development is speculative in nature and involves a high degree of risk, as few properties which are explored are ultimately developed into producing mines.  Even with a combination of careful evaluation, experience and knowledge, there is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of Mineral Reserves.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish Mineral Resources and Mineral Reserves through drilling and development and for mining and processing facilities and infrastructure.  No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.  The economic feasibility of developing a mineral property is based on several other factors including anticipated metallurgical recoveries, the cost of operations, environmental considerations and permitting, future metal prices, and timely completion of the development plan.

In addition, completion of the development of the Company’s advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water, transportation, access and facilities.  The lack of, or delay in, availability of any one or more of these items could prevent or delay development of the Company’s advanced projects.  There can be no assurance that adequate infrastructure, including road access, will be built, that it will be built in a timely manner or that the cost of such infrastructure will be reasonable or that it will sufficiently satisfy the requirements of the advanced projects.  As well, accidents or sabotage could affect the provision or maintenance of adequate infrastructure.

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Future mining at the Séguéla Mine may include underground mining as well as the current open pit mining. There are currently no operating underground mines in Côte d’Ivoire, and accordingly regulations for underground mining are being developed in country and permits for the underground mining method may take longer to obtain than for open pit mining.

The Company’s operations are subject to extensive environmental regulation.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, vulnerable, threatened and endangered species and habitats and reclamation of lands disturbed by mining operations.  The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Tailings Facilities

There are four tailings storage facilities under management of the Company’s subsidiaries. This includes two operating tailings storage facilities (TSF): one TSF at the Caylloma Mine, and one TSF at the Séguéla Mine.  In addition, the Company has two partially closed or closed TSFs at the Caylloma Mine. All of these TSFs are subject to the Company’s tailings governance standard which is based on GISTM. As part of the Company’s risk management protocols, the Company continually assesses its tailings facility management systems.  Since 2019, the Company has executed comprehensive annual reviews and inspections of all of its TSF. At the end of 2025, no significant tailings incidents were recorded, and no seepage, movement or instabilities have been observed at the TSFs under the Company’s management. Fortuna is committed to ensure public safety and recognizes the GISTM as the leading global guidance for the mining industry, alongside standards and guidelines issued by the Canadian Dam Association (CDA), the Australian National Committee on Large Dams (ANCOLD) and the Mining Association of Canada’s (MAC) Towards Sustainable Mining® standard (TSM) where applicable.

Use of Cyanide

As part of their industrial process, operations at the Lindero, Caylloma, and Séguéla Mines involve the use of sodium cyanide, a hazardous material, to leach metal bearing ore and then collect the resulting metal-bearing solution. Although ore treatment plants are designed to be effluent-free with no industrial wastewater released into the environment, there is an inherent risk of an unintended discharge of hazardous materials for example from a heap leach or tailings facility. If sodium cyanide escapes from industrial infrastructure or is detected in surface and groundwater downstream, the Company could be subject to liability for remediation costs, which could be significant and may not be insured against.  In addition, metal production could be delayed or halted to prevent further discharges and to allow for remediation. Such delays or cessations in production could be long-term or, in some cases, permanent, and any interference with production could result in a significant reduction in, or loss of, cash flow and value for the Company.  While appropriate steps may be taken to prevent discharges of sodium cyanide and other hazardous materials into the ground water, surface water, and the downstream environment, there is inherent risk in the use and operation of sodium cyanide and there can be no assurance that a release of hazardous materials will not occur.

The Company’s operations are subject to political and other risks in the regions in which it operates.

The Company currently conducts, or plans to conduct, exploration, development and production activity in a number of regions, including Peru, Mexico, Argentina and West Africa (including Côte d’Ivoire and Senegal). The Company's mining investments and operations are subject to various political, economic and social risks normally associated with the conduct of business in foreign jurisdictions, which include:

•	cancellation or renegotiation of contracts by government authorities;
•	changes in foreign laws or regulations, including those relating to taxation, royalties, mineral title, imports and/or exports, environmental controls and permitting;
•	expropriation or nationalization of property;
•	inflationary risks, including the inflation of costs that are not off-set by a currency devaluation;
•

restrictions on the ability of local operating companies to sell gold, silver or other minerals offshore for United States  dollars, and on the ability of companies to hold United States  dollars or other foreign currencies;

•	restrictions on the purchase of foreign currencies and on the remittance of dividend and interest payments offshore;

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•	limitations on the repatriation of earnings;
•	opposition to mining development projects from governments, non-governmental organizations, environmental groups, local groups or other stakeholders;
•	mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate;
•	requirements to provide employment and procure from local suppliers;
•	governmental restrictions in response to outbreaks of infectious diseases, epidemics and pandemics;
•	uncertain political and economic environments, including increased risk of civil strife, social unrest, acts of war, guerrilla activities, insurrection and terrorism;
•	lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law;
•

reliance on advisors, consultants and employees in foreign jurisdictions to carry out the Company’s planned exploration, operations, development and exploration activities, including in connection with regulatory, permitting and other governmental requirements; and

•	other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates. These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, and may materially adversely affect the Company’s business, financial condition or results of operations. The Company may also evaluate business opportunities in other jurisdictions where such risks may exist.

Challenges also exist with respect to inconsistent application of the rule of law in certain of the jurisdictions in which the Company operates, as court systems in regions such as West Africa may offer less certainty as to the judicial outcome or result in a more protracted judicial process than is the case in more established economies. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and any inconsistencies in the drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems. In addition, enforcement of laws may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Company by local lawyers or even previously by the relevant local authority itself. Furthermore, there is limited relevant case law providing guidance on how courts would interpret such laws and the application of such laws to the Company’s contracts, joint ventures, licenses, license applications or other arrangements. Thus, there can be no assurance that contracts, joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities.

Accordingly, the Company could face risks such as: (i) effective legal redress in the courts of certain jurisdictions in which the Company operates being more difficult to obtain, whether in respect of a breach of law or regulation, or in a contract or an ownership dispute, (ii) a higher degree of discretion on the part of governmental authorities and therefore less certainty, (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations, (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions, or (v) relative inexperience of the judiciary and courts in such matters.

Additionally, the introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in any of the countries in which the Company operates, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws will not be changed, interpreted or applied in a manner that could result in the Company’s profits being subject to additional taxation or that could otherwise have an adverse material effect on the Company.

Argentina

The Company’s operations at the Lindero Mine are subject to the payment of government taxes, fees and duties. This includes a 3% provincial royalty “boca mina” which is payable on revenue after deduction of direct processing, commercial, general and administrative costs. Under Argentina’s federal laws exports of bullion, doré and unrefined gold were subject to an 8 percent export tax until December 31, 2023.

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Effective December 23, 2019, changes to Argentina’s tax laws proposed by the then new Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country.  The Argentine Government has not set an expiry date for these restrictions, and they currently remain in place. These capital controls together with additional temporary controls enacted on May 29, 2020, have the effect of: requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency. Such provisions have been ratified and extended through complementary regulations and remain in force as of the date hereof. These provisions restrict the Company from holding funds in Argentina in United States dollars.  Accordingly, the Company is required to convert the equivalent value of proceeds received in foreign currency from the export of all gold doré from the Lindero Mine, into Argentine Pesos. With respect to the distribution of profits and dividends, in accordance with regulations currently in force, profits generated from the fiscal year ended 2025 may be distributed and transferred abroad without prior authorization, provided that the applicable conditions are met. However, profits and dividends generated in prior fiscal years remain subject to foreign exchange restrictions.

Further, effective December 12, 2023 additional simplifying capital controls were imposed on the import of goods and services in Argentina. Initially, most import permits for goods were approved subject to payment being deferred for 120 days (four equal monthly instalments of 25 percent), which was progressively reduced in time.  Currently, the payment period for most import permits for goods is 30 days, which has resulted in an effective improvement in import procedures throughout 2024.

Certain of the costs and expenses to fund the construction at the Lindero Mine were advanced by way of intercompany loans. Under the terms of the Argentine Central Bank regulation, any funds in foreign currency which were advanced by the Company as a loan to its Argentine subsidiary in connection with the payment of construction costs and expenses at the Lindero Mine, are to the extent that the funds were advanced in foreign currency, required to be converted into Argentine Pesos at a conversion rate negotiated at the foreign exchange market within five business days from the date of the receipt of the funds in Argentina. When the loan is to be repaid, the regulation requires proof that the loan was advanced in foreign currency and converted into local currency in order to repay the loan in foreign currency. Due to the volatility of the exchange rate for Argentine Pesos, the Company will apply additional measures in cash management to minimize potential gains or losses arising from the conversion of funds. In addition, the Argentine Central Bank has also issued a temporary measure which requires the consent of the Argentine Central Bank to the repayment of certain types of intercompany loans.  In February 2025, the Argentine Central Bank extended this measure for the years 2025 and 2026. There can be no assurance that the temporary measure will not be extended.

There are also risks relating to an uncertain or unpredictable political and economic environment in Argentina, and there may be material adverse consequences with respect to the Company and its operations as a result of such political or economic instability.  After the presidential election in Argentina in November 2023, the new President announced broad economic changes shortly after taking office on December 10, 2023 which were intended to regularize the economy, reduce tax pressure, and, ultimately, lift exchange restrictions.  Some of these changes include, but are not limited to, changes in import and export tariffs, labour and tax reforms, the privatization of major state-owned companies, capital control reforms, elimination of export duties, the expiration of the PAIS tax, and the dollarization of the economy.  These and other policy changes, if implemented, may cause significant volatility in the political, regulatory and economic environment and may adversely impact the Company’s operations and financial condition and accuracy of cost estimates and economic analysis of the Lindero Mine.

Peru

The Company’s operations at the Caylloma Mine are subject to the payment of government taxes, fees and duties. Holders of mineral concessions are obliged to pay a mining royalty to the Peruvian Government, as a consideration for the exploitation of metallic and non-metallic natural resources, which is calculated based on the quarterly sales revenues from metallic and non-metallic mineral resources at a minimum rate of 1% and up to 12%.

In addition, an additional tax called the “Special Mining Tax” is payable to the Peruvian Government which imposes a tax on the operating profit of metallic resources at a tax rate that ranges from 2% to 8.4%.

In some areas of Peru, the development of infrastructure projects and extractive industries have met with strong rejection from the local population.  Such social conflict may lead to public demonstrations and blockades which could affect the Company’s operations.

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In early December 2022, Pedro Castillo, the former President of Peru, was removed from office and replaced by Dina Boluarte, Peru's former Vice President.  The new President, Ms. Boluarte, has adopted a more business-friendly stance, albeit on a fragile coalition government.  Security related issues have severely impacted some northern areas of Peru, specifically the Pataz region, where significant illegal gold mining takes place.  There is no impact to Minera Bateas’ operations nor its sales distribution process, as the Caylloma Mine is located in the Arequipa region in southern Peru. Despite this, Peru’s business environment remains relatively strong, supported by the recent change of Peru’s Prime Minister and a new Mining and Energy Minister.

West Africa

The Company’s operations at the Séguéla Mine and the Diamba Sud Project are subject to the payment of government taxes, fees and duties in Côte d’Ivoire and Senegal, respectively.

Pursuant to the Côte d’Ivoire 2014 Mining Code (“Côte d’Ivoire Mining Code”), the granting of an exploitation permit entails the allocation to the State of 10% of the share capital of the exploitation company, free of charge. This 10% State participation must be maintained regardless of any increase in the capital of the company.  Any additional participation of the State in the share capital of the company must be agreed among the parties following negotiation and based on market prices. The said participation is contributory and shall not exceed 15% of the capital of the company at the date of its acquisition.

On January 10, 2025, the Government of Côte d’Ivoire revised a portion of the Côte d’Ivoire Mining Code and increased the gold price sliding scale royalty payable to the State by two percent (from six percent to eight percent) where the selling price is greater than $2,000. The royalty on production from the Séguéla Mine now ranges between 5 percent and 8 percent depending on the price of gold and is calculated on the gross revenue from gold produced after deduction of transportation and refining costs.

The Government of Côte d’Ivoire has indicated its intention to introduce a new Mining Code. There can be no assurance that a new Mining Code will not include changes to the tax, fiscal and royalty provisions of the existing Côte d’Ivoire Mining Code.

Operations in Senegal are subject to a similar royalty regime as in Côte d’Ivoire as set forth in the Senegal 2016 Mining Code (“Senegal Mining Code”). Pursuant to the Senegal Mining Code, the granting of an exploitation permit entails the allocation to the State of 10% of the share capital of the exploitation company, free of charge. This 10% State participation must be maintained regardless of any increase in the capital of the company.  Any additional participation of the State in the share capital of the company must be agreed among the parties following negotiation and based on market prices. The said participation is contributory and shall not exceed 25% of the capital of the company at the date of its acquisition.

Pursuant to the Senegal Mining Code, production from gold mines in Senegal is subject to a 5% royalty on gold production, payable to the State. However, the Diamba Sud Project was granted in 2015 under Senegal’s 2003 Mining Code and remains subject to that Code for its duration. The PEA assumes a royalty of 3 percent is payable on gold produced from the Project, pursuant to the Mining Convention between Boya and the State dated April 8, 2015. It should be noted, however, that the State retains the sovereign prerogative to review or revisit certain fiscal terms during the exploitation permit approval process, and as such, the current framework may be subject to amendment.

While the Company believes that the governments of Côte d’Ivoire and Senegal support the development of their natural resources by foreign companies, the Company’s West African operations may face a heightened level of political and social risk, such as civil and ethnic unrest, war (including in neighbouring countries), terrorist actions, hostage taking or detainment of personnel, military repression, criminal activity, nationalization, invalidation of governmental orders, corruption and political instability.

While the Company has implemented additional measures in response to ensure the security of its various assets, personnel and contractors, and continues to cooperate with regional governments, their security forces and applicable third parties, there can be no assurance that these measures will be successful. Any failure to maintain the security of its assets, personnel and contractors may have a material adverse effect on the Company’s business, prospects, financial condition and results of operations. To date, neither our employees nor our operations have been impacted by security issues in Côte d’Ivoire and Senegal.

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Risks associated with conducting business in certain countries in West Africa, along with the increased perception that Fortuna’s employees or operations may be targeted by criminal and/or terrorist activities may disrupt the Company’s operations, limit its ability to hire and keep qualified personnel, and impair its access to sources of capital or insurance on terms and at rates that are commercially viable. Further, due to the unpredictable nature of criminal and/or terrorist activities, there is no assurance that its efforts will be able to effectively mitigate such risks and safeguard the Company’s personnel and assets.

As African governments continue to struggle with deficits and depressed economies, the strength of commodity prices has resulted in the gold mining sector being targeted as a source of revenue. Governments in West Africa are continually assessing the terms for a mining company to exploit resources in their country.  This has in the past resulted in governments repudiating or renegotiating contracts with, and expropriating assets from, companies that are producing in such countries.  Although the Company believes it has good relations with the governments of Côte d’Ivoire and Senegal, there can be no assurance that the actions of present or future governments will not materially adversely affect the business or financial condition of the Company.

Any of the above events could delay or prevent the Company from operating, developing or exploring its properties located in Côte d’Ivoire and Senegal, even if economic quantities of minerals are found and could have a material adverse impact upon the Company’s operations.

Uncertainties related to new mining operations.

As part of its strategy, the Company will continue to develop new mineral projects. A number of risks and uncertainties are associated with the exploration and development of these types of projects, including: political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects are based on certain assumptions and are inherently subject to significant uncertainties. It is likely that actual results of the Company’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favourable than current estimates, the Company’s business, results of operations, financial condition and liquidity could be adversely impacted.

Any new mining project will face a number of risks inherent in new mining operations. It is not unusual in the mining industry for new mining operations to experience unexpected difficulties during the start-up or initial production phases, resulting in production suspensions, delays and requiring more capital than anticipated.  It is also common in new mining operations to experience unexpected problems, delays and costs during mine development and ramp-up to full production capacity.  Such factors can add to the costs of the mine development, production and operations and/or impair production and mining activities, thereby affecting Fortuna’s cashflows and profitability.  Any unexpected complications and delays in the completion and successful functioning of these operational elements may result in additional costs being incurred by Fortuna beyond those already incurred and budgeted.  There can be no assurance that current or future development and expansion plans in respect of the Company’s mines will be successful or completed on time or on budget.

The Company may not receive all permits that are required for operation.

The Company’s mining and processing operations, development, and exploration activities are subject to extensive permitting requirements. Each phase of a mine life cycle requires certain approvals, permits, and licenses. The potential inability to timely secure permits required for the development and operation of the Company’s mining assets, as well as to advance its exploration efforts presents a key risk for the Company. Activities required to obtain and/or maintain full compliance with such permits can be costly and involve extended timelines. The granting, renewal and continued effectiveness of permits and approvals are subject to the discretion of the applicable regulatory authority, and previously issued permits may be suspended or revoked for a variety of reasons. Certain governmental approval and permitting processes are subject to public comment and can be challenged by project opponents, which may result in significant delays or in approvals being withheld or withdrawn. In addition, permitting and approval processes may be delayed as a result of a variety of factors, including governmental disruption or upheaval. The Company can provide no assurance that necessary permits will be obtained, that previously issued permits will not be suspended for a variety of reasons, including through government or court action, or that delays will not occur in connection with obtaining all necessary permits, renewals of permits, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. Material delays or an inability to obtain required permits and/or to maintain compliance with permits once obtained could have serious consequences and a material adverse effect on the Company.

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The Diamba Sud permit is an exploration permit (permis de recherche) which was granted to Boya in June 2015 for a period of three years, being the second and final renewal which expired on June 9, 2024. However, Boya obtained a special two-year retention period until June 21, 2026 in order to complete the works necessary for a PEA, and to conduct the environmental studies that are required in support of an application for a mining license. Boya submitted an application for an exploitation permit for the Diamba Sud Project to the Ministry of Energy, Petroleum, and Mines on February 4, 2026. The development of the Diamba Sud Project, including construction and operations, will require an environmental permit in accordance with Senegalese legislation in order for Boya to be able to obtain an exploitation permit. Earth Systems was commissioned to prepare an Environmental and Social Impact Assessment (“ESIA”) in compliance with Senegalese regulatory requirements, and in accordance with international best practices such as the Equator Principles and International Finance Corporation Performance Standards. The ESIA was submitted to the Direction de la Réglementation Environnementale et du Contrôle, a division of the Ministry of the Environment and Sustainable Development of Senegal on October 6, 2025, for approval, with a decision expected shortly. The Company can provide no assurance that the exploitation permit will be obtained or that the ESIA will be approved.

On March 23, 2026, the Company filed an updated technical report for the Séguéla Mine, titled “Séguéla Gold Mine, Cote d’Ivoire” with an effective date of December 31, 2025, which discloses updated open pit Mineral Resources and Mineral Reserve estimates for the mine, including first-time underground Mineral Reserves at the Sunbird deposit, and a description of the underground mining method.. Roxgold Sango plans to submit applications to the relevant Ivorian authorities to obtain Ministerial approval to conduct underground mining and to update existing ESIAs or undertake a new ESIA for the underground project. Although the Company believes that the Sunbird underground permitting pathway is feasible technically and compliant with national regulations and industry best practices, there is no guarantee that the relevant Ivorian authorities will approve Roxgold Sango’s application for Sunbird underground mining.

The Company is subject to global geopolitical risks.

In addition to the risks specific to the countries in which the Company operates, global events such as war and occupation, terrorism and related geopolitical risks may lead to increased market volatility and may have adverse short-term and long-term effects on world economies and markets generally.  For example, in response to the current conflict between Russia and Ukraine, countries in which Fortuna operates have implemented economic sanctions against Russia and/or certain Russian individuals or organizations and may impose further sanctions or other restrictive actions against governmental or other individuals or organizations in Russia or elsewhere.

In addition, heightened tensions and hostilities in the Middle East, including the Israel–Hamas conflict and broader regional instability involving Israel, Iran and the United States, increase the risk of escalation, further military action, sanctions, trade disruptions, energy price volatility and broader geopolitical uncertainty. Such conflict may adversely affect global economic conditions, including through disruptions to international trade, capital markets, transportation networks and supply chains, increased inflationary pressures, higher interest rates, currency volatility and reduced investor confidence. Escalation of hostilities in the Middle East has also contributed to volatility in global energy markets, which may result in higher fuel, power and transportation costs. Any sustained increase in such costs could negatively affect the Company’s operating costs, project economics, capital expenditures and margins.

The duration, severity and ultimate consequences of the conflict, and its impact on global markets and economic conditions, remain highly uncertain and beyond the Company’s control. The effects of such disruptive events could adversely affect the global economy and financial and commodities markets in ways that cannot be predicted at this time. These events may also exacerbate other existing political, social and economic risks, including those described elsewhere in this AIF.

The Company is subject to risks relating to the repatriation of funds.

The ability of the Company to repatriate funds from any foreign country may be hindered by the legal restriction of the countries in which it operates. The Company currently generates cash flow and profits at its foreign subsidiaries, and repatriates funds from those subsidiaries to fulfill its business plan.  The Company may not be able to repatriate funds or may incur tax payments or other costs when doing so, due to legal restrictions or tax requirements at local subsidiary levels or at the parent company level, which could be material. In light of the foregoing factors, the amount of cash that appears on the balance sheet of the Company from time to time may overstate the amount of liquidity it has available to meet its business or debt obligations.  Although the Company has not historically experienced difficulties in repatriating capital, there is no assurance that the government of any foreign country in which it operates, or may operate in the future, will not impose additional restrictions on the repatriation of earnings to foreign entities.  Any inability to repatriate funds could have a material adverse effect on the liquidity of the Company.

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The Company is subject to extensive government regulations and permit requirements.

Operations, development and exploration on the Company’s properties are affected to varying degrees by political stability and government regulations relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property.  Failure to comply with applicable laws and regulations may result in fines or administrative penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures.

The activities of the Company require licenses and permits from various governmental authorities.  The Company has been granted the requisite licenses and permits to enable it to carry on its existing business and operations.  However, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects in the future.  See risk factor “The Company may not receive all permits that are required for operation”. The Company might find itself in situations where the state of compliance with regulation and permits can be subject to interpretation and challenge from authorities that could carry risk of fines or temporary stoppage.

The Company operates in countries with developing mining laws and regulations, and changes in such laws or regulations could materially impact Fortuna’s rights or interests in its properties.  Peru has experienced continued political instability in recent years. In October 2025, President Dina Boluarte was removed from office following a congressional vacancy motion on grounds of permanent moral incapacity, and was replaced by José Jerí Oré, then President of Congress. In February 2026, Mr. Jerí was in turn censured by Congress following allegations of unregistered meetings and influence trafficking, and was replaced by José María Balcázar, elected President of Congress and, by constitutional succession, interim President of Peru. Mr. Balcázar is a member of the Peru Libre parliamentary bloc and will serve as interim president until July 28, 2026, when the government elected in the general elections scheduled for April 12, 2026 will take office. Peru’s continued political instability and the rapid succession of governments creates uncertainty regarding future mining policies. The Company is unable to predict the positions that will be taken by the incoming elected government on foreign investment, mining concessions, land tenure, taxation or other regulations, or whether such positions will affect the Caylloma Mine.

The Company is subject to risks relating to changing environmental legislation which may impose stricter standards and enforcement measures.

Environmental legislation is evolving in a manner which is imposing stricter standards and enforcement, increased fines and penalties for non-compliance, in addition to more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  New environmental laws and regulations or more stringent enforcement of existing laws and regulations could have a material adverse effect on the Company, both financially and operationally, by potentially increasing capital or operating costs and delaying or preventing development activities at our mineral properties. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations.  While the health and safety of its people and responsible environmental stewardship are top priorities for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

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The Company is subject to risks from abnormal or extreme natural events.

The Company and the mining industry are facing continued physical challenges, which could adversely impact the Company’s production and profitability.  Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be accurately predicted or detected in advance.  Such risks could impact the structural integrity of our mines, stockpiles, leach pads and tailings storage facilities.  Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather, droughts and considerable rainfall.

The Company’s operations require water, and the Lindero Mine is located in a region where water is scarce.  There can be no guarantee that extreme weather events such as a prolonged drought will not affect the operations at the Company’s mines, or that the Company will be successful in maintaining adequate supplies of water for its operations. In addition, too much precipitation can pose a risk to the Company's operations. Increased precipitation, either due to normal variances in weather or due to global climate change, could result in flooding that may adversely impact operations and could damage the Company’s facilities, plant and operating equipment.

Abnormal or extreme natural events may adversely impact the Company’s operations.  These risks may include extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures, leading to geotechnical failures that could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

The Company is subject to risks relating to securing required supplies of power and water.

The Company’s mining operations use substantial volumes of water and power in the extraction and processing operations. The Company’s ability to secure sustainable supplies of water and power at a reasonable cost depends on numerous factors that may be out of its control, including global and regional supply and demand, political and economic conditions, problems affecting local supplies, and weather and environmental and climate impacts. While the Company believes it holds sufficient water rights to support its current operations, future development from other stakeholders could limit the amount of water available to the Company. Water scarcity could have a material adverse effect on the Company’s financial condition or results of operations.

During the second quarter of 2024, the supply of power to the Séguéla Mine was affected by matters outside of the Company’s control.  The Séguéla Mine experienced intermittent power outages from April to early July 2024 which resulted in the loss of 19 days of operating time for the mill.  The loss of power was the result of power shedding from the national grid supplier due to failures at two power plants in Côte d’Ivoire. The Company has mitigated this risk by leasing diesel generators, building a diesel generated power station which is currently under construction, and building a solar power plant.  See “Three-Year History and Recent Developments – 2024 Developments” herein.

There is no assurance that the Company will be able to secure the required supplies of power and water on reasonable terms or at all, and, if the Company is unable to do so, or there is an interruption in the supplies the Company obtains or a material increase in prices, it could have a material adverse effect on the Company’s business, results of operations, financial condition and the Company’s share price.

The Company is subject to risks relating to labour relations.

While the Company has good relations with its employees, there can be no assurance that it will be able to maintain positive relationships with its employees or that new collective agreements will be entered into without interruptions to the Company’s operations.  In addition, relations between the Company and its employees may be impacted by regulatory or governmental changes introduced by the relevant authorities in the jurisdictions that the Company operates.  Any failure to successfully resolve union complaints could result in work stoppages and/or other disruptions in production and labour issues, which could adversely affect the Company’s operations and financial performance and the Company’s ability to achieve expected results and guidance.  In addition, relations between the Company and its employees may be impacted by regulatory or governmental changes introduced by the relevant authorities in the jurisdictions that the Company operates.  Adverse changes in such legislation or in the relationship between the Company and its employees could have a material adverse impact on the Company’s business, financial condition and results of operations.

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FORTUNA MINING CORP.

The Company may be exposed to taxation changes.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, Argentina, Peru, Côte d’Ivoire, Senegal or any of the countries in which the Company’s operations or business is or will be located, could result in an increase in taxes, or other governmental charges, duties or impositions, an unreasonable delay in the refund of certain taxes owing to the Company or the application of unfavourable currency controls or on the repatriation of profits. No assurance can be given that new tax or foreign exchange laws, rules or regulations will not be enacted or that such existing laws, rules or regulations will not be changed, interpreted or applied in a manner that could result in the Company’s profits being subject to additional taxation, result in the Company not recovering certain taxes on a timely basis, be refunded at reasonably equivalent US dollar value as at the time paid, or restricting the manner in and efficiency with which the Company manages its cash balances, or at all, or that could otherwise have a material adverse effect on the Company.

On June 30, 2024, the Global Minimum Tax Act (“GMTA”) received royal assent, introducing the Pillar Two global minimum tax regime in Canada. The GMTA is based on the Organisation for Economic Co-operation and Development’s Pillar Two Global Anti-Base Erosion model rules. The Pillar Two regime enforces a 15 percent global minimum tax on multinational enterprise groups with consolidated revenues of at least EUR 750 million in at least two of the four fiscal years immediately preceding a given fiscal year. As the Company met this threshold as at December 31, 2023 and 2024, the Pillar Two legislation became applicable to the Company effective January 1, 2025. For the year ended December 31, 2025, the Company performed an assessment of its potential exposure to Pillar Two income taxes. Based on this assessment, the Company determined that it qualified for the transitional safe harbour relief in all jurisdictions in which it operates. Depending on the financial results of the jurisdictions in which the Company operates, the global minimum tax rules may have an adverse tax effect on the Company.

Other changes could be considered or proposed in the future, including, but not limited to, increases to mining or income taxes or new royalties or changes to value added taxes, which could affect the Company’s operations and financial condition.

The Company may be negatively impacted by the imposition of trade tariffs.

The imposition of trade tariffs, particularly by the United States, or other trade restrictions could have significant repercussions for Canadian businesses, and the broader economy. Increased costs of goods and services may contribute to inflation. These tariffs and any changes to these tariffs or imposition of any new tariffs, taxes or import or export restrictions or prohibitions, could have a material adverse effect on the Company’s business. Furthermore, there is a risk that the tariffs imposed by the United States on other countries will trigger a broader global trade war which could have a material adverse effect on the Canadian, United States and global economies. Overall, trade policy restrictions create financial uncertainty for companies, disrupt trade relationships, and put downward pressure on economic growth.

Challenges and conflicts may arise in partnerships and joint arrangements.

The Company is party to the HOA and to other option and joint venture agreements in respect of properties in West Africa and Latin America.  Upon the formation of a joint venture pursuant to the Earn-In Agreement, HOA or other option and joint venture agreement, the Company’s operations subject to the joint venture will be subject to the risks normally associated with the conduct of non-wholly owned projects or joint arrangements, which depend on the nature of the interests held and may include, but are not limited to: disagreement or conflict with the other shareholder on how to develop and operate the mine efficiently; inability of the partner to meet its obligations; a partner having economic or business interests or goals that are, or become, inconsistent with the Company’s business interests or goals; bankruptcy of the partner; disputes or disagreements arising between the Company and its partner regarding operational or strategic decisions, such as project financing, resource allocation, and development milestones; litigation regarding joint project/joint venture matters; or breach, default or incompliance of the partner in respect of the agreement with the Company. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the profitability, future cash flows, earnings, results of operations and financial condition of the Company.

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FORTUNA MINING CORP.

The Company is subject to risks relating to the use of outside contractors.

The underground mining operations at the Caylloma Mine and the open pit mining operations at the Séguéla Mine are conducted by outside contractors pursuant to mining services contracts.  As a result, the Company’s operations in Peru and Côte d’Ivoire are subject to risks, some of which are outside of the Company’s control, including: (i) the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement; (ii) reduced control over such aspects of operations that are the responsibility of the contractor; (iii) failure of a contractor to perform under the related mining services contract; (iv) interruption of operations in the event that a contractor ceases its business due to insolvency or other events; (v) failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance, and; (vi) problems of a contractor with managing its workforce, labour unrest or other employment issues.  In addition, the Company may incur liability to third parties as a result of the actions of a contractor.  The occurrence of one or more of these risks could materially adversely affect the Company’s business, financial condition and results of operations.

Informal and artisanal mining occurs on or adjacent to certain of our properties exposing such sites to security risks.

Artisanal and small-scale mining is associated with a number of potentially negative impacts, such as exposure to security risks, environmental degradation, community health and social issues and, in certain cases, it could accelerate the depletion of our Mineral Resources and Mineral Reserves.  Informal artisanal and small-scale miners have been active on, or adjacent to, some of the Company’s properties, including concession areas of the Caylloma Mine and the Company’s properties in Côte d’Ivoire and Senegal.  No such activities currently occur in areas where Mineral Resources and Mineral Reserves are located.  In coordination with the Peruvian government and the Peruvian police, during 2023 and 2024, the Company closed the majority of the concession areas adjacent to the Caylloma Mine where informal miners were active.  These closures remain in effect as of the date of this AIF.  The activities of artisanal miners are largely unregulated and work conditions are often unsafe and present health risks to the artisanal miners and local communities, which while unrelated to our operations, may have an impact on them.

In 2016, a new formalization regime was approved in Peru. This new formalization regime has been extended on several occasions. Law No. 32213, published on December 27, 2024, extended the deadline to conclude the formalization process until June 30, 2025, with the possibility of a single six-month extension through a Supreme Decree issued by the Ministerio de Energía y Minas. This extension was subsequently exercised, extending the deadline to December 31, 2025. Thereafter, Law No. 32537, published on December 26, 2025, further extended the validity of the formalization process until December 31, 2026, or until the entry into force of the new Law for Small-Scale Mining and Artisanal Mining (Ley de la Pequeña Minería y Minería Artesanal, “MAPE”) and its regulations, whichever occurs first. Law No. 32537 also introduced new obligations for Registro Integral de Formalizacion Minera (“REINFO”) registrants, including a mandatory national census of registered miners, an obligatory verification of the real location of their operations (sinceramiento de ubicación), and requirements for registered miners to incorporate their workers into formal payroll. Under the current formalization regime, informal miners registered in REINFO continue to be authorized to carry out activities on the land without being required to have obtained authorization from the owner of the concession or the owner of the surface land. The Company has not provided any authorization for informal miners to carry out activities on its property in Peru. The Company is not aware of any informal miners having registered in REINFO with respect to activities on its properties in Peru.

In Côte d’Ivoire, the Company is aware that some unauthorized artisanal small scale mining activities are being conducted on land within the boundaries of its exploration and exploitation permits at the Séguéla Mine, but not [currently NTD: To be discussed internally] within the respective areas of defined Mineral Resources and Mineral Reserves. No approval to conduct such activities has been granted by either the Company or the Mines Administrations in Côte d’Ivoire.

The Company’s mining concessions may be terminated in certain circumstances.

Under the laws of the jurisdictions where the Company’s operations, exploration and development projects and prospects are located, Mineral Resources belong to the state and governmental concessions are required to explore for, and exploit, Mineral Reserves.  The concessions held by the Company in respect of its operations, exploration and development projects and prospects may be terminated under certain circumstances, including where minimum production levels are not achieved by the Company (or a corresponding penalty is not paid), if certain fees and/or royalties are not paid or if environmental and safety standards are not met.  Termination of any of the Company’s concessions could have a material adverse effect on the Company’s business, financial condition or results of operations.

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FORTUNA MINING CORP.

The Company is subject to risks related to ILO Convention 169 compliance.

The Company may, or may in the future, operate in areas presently or previously inhabited or used by indigenous peoples.  As a result, the Company’s operations are subject to national and international laws, codes, resolutions, conventions, guidelines and other similar rules respecting the rights of indigenous peoples, including the provisions of ILO Convention 169.  ILO Convention 169 mandates, among other things, that governments consult with indigenous peoples who may be impacted by mining projects prior to granting rights, permits or approvals in respect of such projects.

ILO Convention 169 has been ratified by most Latin American countries including Argentina, Peru and Mexico.  It is possible however that these governments may not (i) have implemented procedures to ensure their compliance with ILO Convention 169 or (ii) have complied with the requirements of ILO Convention 169 despite implementing such procedures.

Government compliance with ILO Convention 169 can result in delays and significant additional expenses to the Company arising from the consultation process with indigenous peoples in relation to the Company’s exploration, mining or development projects.  Moreover, any actual or perceived past contraventions, or potential future actual or perceived contraventions, of ILO Convention 169 by ratifying governments in the countries in which the Company operates create a risk that the permits, rights, approvals, and other governmental authorizations that the Company has relied upon, or may in the future rely upon, to carry out its operations or plans in such countries could be challenged by or on behalf of indigenous peoples in such countries.

Such challenges may result in, without limitation, additional expenses with respect to the Company’s operations, the suspension, revocation or amendment of the Company’s rights or mining, environmental or export permits, a delay or stoppage of the Company’s development, exploration or mining operations, the refusal by governmental authorities to grant new permits or approvals required for the Company’s continuing operations until the settlement of such challenges, or the requirement for the responsible government to undertake the requisite consultation process in accordance with ILO Convention 169.

As a result of the inherent uncertainty in respect of such proceedings, the Company is unable to predict what the results of any such challenges would be. Any ILO Convention 169 proceedings relating to the Company’s mining and exploration operations in Mexico or Peru, or its development of the Lindero Mine and exploration of other properties in Argentina, may have a material adverse effect on the business, operations, and financial condition of the Company.

On March 1, 2022, the Constitutional Court of Peru through Verdict N° 27/2022, declared that the right to prior consultation is not a fundamental right; therefore, it is not possible to claim protection of ILO Convention 169 through a constitutional process.

The Company’s success depends on developing and maintaining relationships with local communities and stakeholders.

The Company’s ongoing and future success depends on developing and maintaining productive relationships with the communities surrounding its operations, including indigenous peoples who may have rights or may assert rights to certain of the Company’s properties, and other stakeholders in its operating locations.  The Company believes its operations can provide valuable benefits to surrounding communities, in terms of direct employment, training and skills development and other benefits associated with ongoing payment of taxes and/or regulatory community development funds.  In addition, the Company seeks to maintain its partnerships and relationships with local communities, including indigenous peoples, and stakeholders in a variety of ways, including voluntary community investment programs, in-kind contributions, local procurement of goods and services, volunteer time, sponsorships and donations.  Notwithstanding the Company’s ongoing efforts, local communities and stakeholders can become dissatisfied with its activities or the level of benefits provided, which may result in civil unrest, protests, direct action or campaigns against it.  Any such occurrence could materially and adversely affect the Company’s business, financial condition or results of operations.

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived.

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events and could include any negative publicity, whether true or not.  Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

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FORTUNA MINING CORP.

Opposition of the Company’s exploration, development and operational activities may adversely affect the Company’s reputation, its ability to receive mining rights or permits and its current or future activities.

Maintaining a positive relationship with the communities in which the Company operates is critical to continuing successful exploration and development.  Community support for operations is a key component of a successful exploration or development project.  Various international and national laws, codes, resolutions, conventions, guidelines and other materials relating to corporate social responsibility (including rights with respect to health and safety and the environment) may also require government and or company consultation with communities on a variety of issues affecting local stakeholders, including the approval of mining rights or permits.

The Company may come under pressure in the jurisdictions in which it explores or develops to demonstrate that other stakeholders benefit and will continue to benefit from its commercial activities.  Local stakeholders and other groups may oppose the Company’s current and future exploration, development and operational activities through legal or administrative proceedings, protests, roadblocks or other forms of public expression against the Company’s activities.  Opposition by such groups may have a negative impact on the Company’s reputation and its ability to receive necessary mining rights or permits.  Opposition may also require the Company to modify its exploration, development or operational plans or enter into agreements with local stakeholders or governments with respect to its projects, in some cases causing considerable project delays.  Any of these outcomes could have a material adverse effect on the Company’s business, financial condition, results of operations and Common Share price.

The Company is faced with uncertainty of funding for exploration and development.

The Company’s ability to continue production, development and exploration activities, if any, will depend on its ability to generate sufficient operating cash flows from the Lindero Mine, the Séguéla Mine and the Caylloma Mine, and to obtain additional external financing where necessary.  Any unexpected costs, problems or delays at the Lindero Mine or the Séguéla Mine could severely impact the Company’s ability to generate sufficient cash flows and require greater reliance on alternative sources of financing, including but not limited to: project or bank financing, or public or private offerings of equity and debt, joint ventures, or utilize one or a combination of all of these alternatives.  There can be no assurance that the Company will be able to obtain additional financing or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of some of its projects.

The Company is substantially reliant on its producing mines.

Until the Company develops additional properties or projects, it remains largely dependent upon the operation of the Lindero Mine, the Séguéla Mine and the Caylloma Mine as its primary source of cashflows, future revenue and profits, if any.  If production at any of these mines was reduced or stopped for any reason, the Company’s revenues and profits would decrease significantly.  In addition, existing foreign exchange controls in Argentina may impact the ability to repay intercompany debt and to repatriate funds by way of the payment of dividends.

The title to the Company’s properties could be challenged or impugned.

There is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned.  The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of the properties may be in doubt.  The Company’s properties may be subject to prior unregistered agreements or transfers or indigenous land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained.  A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company.  Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

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FORTUNA MINING CORP.

The Company may not complete acquisitions or business arrangements that it pursues, or is pursuing, on favourable terms and cannot assure that additional businesses and assets that it acquires will be successfully integrated.

The Company undertakes evaluations from time to time of opportunities to acquire additional mining assets and businesses.  For example, the Company completed the Chesser Acquisition in September 2023, and the Company spent time and effort integrating Chesser’s operations and workforce during the remainder of 2023.  Fortuna expects to continue to evaluate acquisition opportunities from time to time and to pursue opportunities the Company deems to be in its long-term best interest.  Any such acquisitions may be significant in size, may change the scale of the Company’s business, may require additional capital, and/or may expose the Company to new geographic, political, operating, financial and geological risks.  The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully.  Any acquisitions would be accompanied by risks such as:

•	a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms;
•	the quality of the mineral deposit acquired proving to be lower than expected;
•	the difficulty of assimilating the operations and personnel of any acquired companies;
•	the potential disruption of the Company’s ongoing business;
•	the inability of management to realize anticipated synergies and maximize the financial and strategic position of the Company;
•	the failure to maintain uniform standards, controls, procedures and policies;
•	the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel;
•	the integration of the acquired business or assets may divert the attention of management or disrupt the Company’s ongoing business; and
•	the potential unknown liabilities associated with acquired assets and businesses.

There can be no assurance that any assets or business acquired will prove to be profitable or that the Company will be able to integrate the required businesses successfully, which could slow the Company’s rate of expansion and cause the Company’s business, results of operations and financial condition to suffer.

The Company may need additional capital to finance future acquisitions.  There can be no assurance that such financing would be available, on favourable terms or at all.  If the Company obtains further debt financing, it will be exposed to the risk of leverage and its operations could become subject to restrictive loan and lease covenants and undertakings. If the Company obtains equity financing, existing shareholders may suffer dilution.  There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such financings.

The 2024 Credit Facility contains financial covenants which the Company could fail to meet.

Under the terms of the 2024 Credit Facility, the Company is required to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests.  There is no assurance that the Company will continue to satisfy these covenants in the future.  Furthermore, a breach of these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the 2024 Credit Facility unless the Company is able to obtain a waiver or consent in respect of any such breach.  The Company cannot provide any assurance that a waiver or consent would be granted.  A breach of any of these covenants or the inability to comply with the required financial tests or ratios could result in a default under the 2024 Credit Facility.  In the event of any default under the 2024 Credit Facility, the lenders could elect to declare all outstanding borrowings, together with accrued interest, fees and other amounts due thereunder, to be immediately due and payable, which may have a material adverse impact on the Company’s business, profitability or financial condition.

Fortuna may record impairment charges which will adversely affect financial results.

At the end of each reporting period, the Company assesses mineral properties and equipment for impairment indicators and if there are such indicators, the Company performs a test of impairment. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units (CGUs). These are typically individual mines or development projects. Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine CGU. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

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FORTUNA MINING CORP.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of recoverable amount but not beyond the carrying amount, net of depreciation and amortization, that would have been determined had no impairment loss been recognized for the asset or cash generating unit in prior years.

The recoverable amounts, or fair values, of the Company’s CGUs are based, in part, on certain factors that may be partially or totally outside of the Company’s control. Impairment estimates are based on management’s assumptions and sensitivity analyses and future outcomes may differ from these estimates.

The Company is dependent on key personnel.

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and skilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labour disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

The Company will be required to recruit additional personnel and to train, motivate and manage its employees.  The international mining industry is very active and the Company is facing increased competition for personnel in all disciplines and areas of operation, including geology and project management.  In addition, as a result of pandemics  or health crises, technological improvements, and the growth in work from home or hybrid employment arrangements, employees have become more mobile and available to a wider pool of employers and industries, presenting further challenges in retaining key personnel.  There can be no assurance that the Company will be able to retain current personnel and attract and retain new personnel.

Incentive provisions for the Company’s key executives include the granting of share units and/or stock options that vest over time, which are designed to encourage such individuals to stay with the Company.  Since 2019, no stock options have been granted.  However, a low Common Share price at the time of vesting, whether as a result of disappointing progress in the Company’s exploration, development, construction or operating activities or as a result of market conditions generally, could render such agreements of little value to the Company’s key executives.  In such event, the Company’s key executives could be susceptible to being hired away by the Company's competitors who could offer a better compensation package.  If the Company is unable to attract and retain key personnel, its business, financial conditions and results of operations may be adversely affected.

The Company relies on local counsel and advisors and the experience of its management and Board in foreign jurisdictions.

The Company’s material mining or exploration property interests are located in Argentina, Peru, Côte d’Ivoire, and Senegal.  The legal and regulatory requirements in certain of these countries with respect to mineral exploration and mining activities, as well as local business customs and practices, are different from those in Canada.  The officers and directors of the Company must rely, to a great extent, on the Company’s local legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations.  The Company must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in these countries in order to enhance its understanding of and appreciation for the local business customs and practices.  The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing, labour, litigation and tax matters in these countries.  There can be no guarantee that reliance on such local counsel and advisors and the Company’s management and the Board will result in compliance at all times with such legal and regulatory requirements and business customs and practices.  Any such violations could result in a material adverse effect on the Company’s business, financial condition and results of operations.

Critical infrastructure failures have the potential to cause business interruption.

Mining activities depend, to one degree or another, on adequate infrastructure whether owned or maintained by the Company, the applicable government/state or third parties. Reliable transportation routes, ports, power sources, pipelines, underground ventilation, ore and waste hoisting equipment, water storage structures, waste impoundments, water supply, and other critical infrastructure are important for the Company’s operations. Unusual or infrequent weather phenomena, sabotage, catastrophic failure, corrosion, government or other interference in the operation, maintenance or provision of such infrastructure could adversely affect the Company’s business and results of operations.

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FORTUNA MINING CORP.

In addition, Company-controlled infrastructure requires periodic preventative maintenance and, if necessary, replacement to mitigate the risk of failure. Despite the existence of inspection programs and preventative maintenance planning, from time to time the Company experiences unanticipated infrastructure failures which it addresses. Any such future infrastructure failure could have an adverse effect on the Company, including, but not limited to its personnel and assets and its operations. In late September 2025, the Lindero Mine experienced unplanned downtime of the primary crusher, which did not return to full service until December 19, 2025. The Company was able to implement mitigation measures including the use of a portable jaw crusher and direct run-of-mine ore screening to offset the impact of the interruption of the primary crusher.  In the fourth quarter of 2025, the HPGR tertiary crusher at the Lindero Mine experienced abnormal vibration originating from one of its two cardan shafts, resulting in a 12-day full stoppage, until a spare was installed and the HPGR was restarted.  The production loss resulting from the HPGR repair could not be mitigated, resulting in the mine not achieving its annual production. Following an engineering assessment of the primary crusher and its supporting foundations, Management has approved a planned 30-day replacement of the steel foundations starting in the last week of March 2026, at an estimated capital cost of $2.2 million. Mining operations will continue ahead of the scheduled work, with ore being stockpiled to support uninterrupted stacking on the leach pad during the foundation replacement period.

Certain of the Company’s directors and officers may have conflicts of interest.

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  To the extent that such other companies may participate in ventures that the Company may also participate in, or in ventures that the Company may seek to participate in, the Company’s directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions.  In all cases where the Company’s directors and officers have an interest in other companies, such other companies may also compete with the Company for the acquisition of mineral property investments.  Such conflicts of the Company’s directors and officers may result in a material and adverse effect on its business, financial condition and results of operations.

The insurance coverage on the Company’s operations may be inadequate.

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks.  The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained.  The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s business, operations and financial condition.

Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry.  There is no assurance that the Company’s insurance will be adequate to cover all liabilities or that it will continue to be available and at terms that are economically acceptable.  Losses from un-insured or under-insured events may cause the Company to incur significant costs that could have a material adverse effect on its business and financial condition.

The Company is required to comply with continuing listing standards for the Common Shares to remain publicly listed on stock exchanges.

The Company must meet continuing listing standards to maintain the listing of the Common Shares on the Toronto Stock Exchange (the “TSX”) and the NYSE, including minimum trading price of such Common Shares. If the Company fails to comply with listing standards and the TSX or NYSE delists the Common Shares, the Company and its shareholders could face significant material adverse consequences, including: a limited availability of market quotations for the Common Shares; reduced liquidity for the Common Shares; a determination that the Common Shares are “penny stock,” which would require brokers trading in the Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Shares; a limited amount of news about the Company and analyst coverage; and a decreased ability for the Company to issue additional equity securities or obtain additional equity or debt financing in the future.

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FORTUNA MINING CORP.

As a “Foreign Private Issuer”, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to shareholders.

The Company is a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements. Under the Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company will not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s shareholders may not know on a timely basis when the Company’s officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company discloses the requirements it is not following and describes the Canadian practices the Company follows instead. For example, the Company does not intend to follow the minimum quorum requirements for shareholder meetings as well as certain shareholder approval requirements prior to the issuance of securities under NYSE listing standards, as permitted for foreign private issuers. As a result, the Company's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

The Company may lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, which require that the majority of both its directors and executive officers are not U.S. citizens or residents, a majority of the Company’s assets are located outside the United States, and that its business be principally administered outside the United States. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company were not a foreign private issuer, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. Loss of status as a foreign private issuer could result in significant additional costs and expenses to the Company.

The Company is subject to increased costs as a result of being a public company in both Canada and the United States, and management is required to devote substantial time to public company compliance efforts.

The Company’s business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of non-compliance, which could adversely impact the market value of the Common Shares.

The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including Canadian and United States securities administrators and regulators, the TSX, the NYSE and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity, creating many new requirements. The Company’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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FORTUNA MINING CORP.

The Company must comply with the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act of 2002, as amended (“SOX”) requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.  Beginning with the Company’s 2016 fiscal year, its auditor is also required to attest to the effectiveness of the Company’s internal control over financial reporting.  The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time.  If this occurs, the Company may not be able to conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX and the Company’s auditor may issue an adverse opinion on the effectiveness of its internal control over financial reporting.  The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company’s financial statements, which in turn could harm its business and negatively impact the trading price or the market value of its securities.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.  Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations.  No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.  The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments.  As the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to monitor its internal control over financial reporting.  Although the Company intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.

The Company may be responsible for corruption and anti-bribery law violations.

The Company’s business is subject to the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and the Corrupt Foreign Public Officials Act (Canada) (the “CFPOA”), which generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business.  The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries.  Since all the Company’s presently held interests are located in Argentina, Côte d’Ivoire, Mexico, Peru and Senegal, there is a risk of FCPA or CFPOA violations.  In addition, the Company is subject to the anti-bribery laws of Argentina, Côte d’Ivoire, Mexico, Peru and Senegal and of any other countries in which it conducts business in the future.  If the Company’s employees or other agents are found to have engaged in prohibited conduct under the Company’s policies and procedures and the FCPA, the CFPOA or other anti-bribery laws for which the Company may be held responsible, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.  The Company’s Anti-Corruption Policy and other corporate policies mandate compliance with these anti-bribery laws; however, there can be no assurance that the Company’s internal control policies and procedures will always protect it from fraudulent behavior or dishonesty and other inappropriate acts committed by the Company’s employees and agents.  As such, the Company’s corporate policies and processes are limited in their ability to prevent all potential breaches of law or other governance practices.

The Company may be subject to legal proceedings that arise in the ordinary course of business.

Due to the nature of its business, the Company is at the date of this AIF subject to litigation and claims covering a wide range of matters that arise in the ordinary course of business and may, from time to time, be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business.  The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation.  Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time.  Defense and settlement costs can be substantial, even with respect to claims that have no merit.  The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal.  The litigation process could, as a result, take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties.  There can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

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FORTUNA MINING CORP.

General economic conditions that are outside of the Company’s control could impact its business.

Turmoil in global financial markets has at times caused a loss of confidence in global financial and credit markets.  Many industries, including the precious and base metals mining industry, have been impacted by these market conditions.  Some of the key impacts have included contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  The global economic slowdown is an example of a visible risk to world financial stability.  A continued or worsened slowdown in economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, increasing government debt, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

•	a new global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall market liquidity;
•	the volatility of metal prices could impact the Company’s revenues, profits, losses and cash flow;
•	volatile energy prices, commodity and consumables prices and currency exchange rates could impact the Company’s production costs or projected economic returns; and
•	the devaluation and volatility of global stock markets, which are not related to the Company’s operations or assets, could impact the valuation of the Company’s equity and other securities.

Restrictions and controls imposed by governments relating to exchange rates impact the Company’s operations. For example, in Argentina, the government has at times established official exchange rates that were significantly different from the unofficial exchange rates more readily utilized locally to determine process and value. Maintaining monetary assets in Argentine pesos exposes the Company to the risks of devaluation of the peso and high rates of inflation in Argentina.

These factors are beyond the control of the Company and could have a material adverse effect on the Company’s financial condition and results of operations.

The Company may be adversely affected by operating expense exchange rate fluctuations.

The Company’s activities and operations in Argentina, Côte d’Ivoire, Peru and Senegal make it subject to foreign currency fluctuations.  Although the Company uses United States dollars as the currency for the presentation of its financial statements, the Company’s operating expenses are incurred in Argentine Pesos, Peruvian Sol and West African CFA francs in proportions that will typically range between 30% and 45% of total expenses, depending on the country.  The fluctuation of these currencies in relation to the United States dollar will consequently have an impact upon the profitability of the Company’s mineral properties and therefore its ability to continue to finance its exploration, development and operations.  Such fluctuations may also affect the value of the Company’s assets and shareholders’ equity.  Future exploration, development and operational plans may need to be altered or abandoned if actual exchange rates for these currencies are less than or more than the rates estimated in any such future plans.

Due to the volatility of the exchange rate for the Argentine Peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds.  There can be no assurance that the Company will be successful in its cash management measures.  With the capital controls currently in effect in Argentina, the Company is required to convert the equivalent value into Argentine Peso from the export sale of all gold doré from the Lindero Mine.  With respect to the distribution of profits and dividends, in accordance with regulations currently in force, profits generated as from fiscal 2025 may be distributed and transferred abroad without prior authorization, provided that the applicable conditions are met. However, profits and dividends generated in prior fiscal years remain subject to foreign exchange restrictions. There can be no assurance that these capital controls will not have an adverse effect on the financial condition of the Company.

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FORTUNA MINING CORP.

The Company faces intense competition.

The mining industry is intensely competitive in all of its phases.  Much of the Company’s competition is from larger mining companies with greater liquidity, greater access to credit and other financial resources, and that may have newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses.  The Company’s competitors may be able to respond more quickly to new laws, regulations or emerging technologies, or devote greater resources to the expansion of their operations than the Company can.  In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties.  Competition could adversely affect the Company’s ability to acquire suitable new producing properties or properties for exploration and development in the future.  Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.  The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company is subject to supply chain disruptions.

The Company’s ability to mine, process and sell products is critical to its operations. The Company’s operations depend on the continued availability and delivery of supplies of consumables and capital items to operate efficiently. In addition to consumables, continuous supplies of energy, water, equipment and spare parts, and labour are critical to the Company’s operations, the costs of which are subject to worldwide supply and demand as well as other factors beyond the Company’s control. Supply chain disruptions; power outages; labour disputes and/or strikes; geopolitical activity, such as the changes to import and export tariffs in Argentina between 2020 and 2025; health emergencies in the regions where the Company operates; weather events and natural disasters could seriously harm the Company’s operations as well as the operations of the Company’s customers and suppliers. Further, the Company’s suppliers may experience capacity limitations in their own operations or may elect to reduce or eliminate certain product lines, all of which is beyond the Company’s control but could have a material adverse effect on the Company’s operations and revenue.  See “Risk Factors – The Company’s operations are subject to political and other risks in the regions in which it operates”.

Metal prices and the marketability of metals acquired or discovered by the Company may be affected by factors beyond the Company’s control.

The marketability of metals acquired or discovered by the Company may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, metal markets and processing equipment and government regulations, including regulations relating to royalties, allowable production, importing and exporting metals and environmental protection.

The price of gold, silver, or other metals fluctuates widely and is affected by numerous factors beyond the Company’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions of major metal-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges.

The price of the Common Shares and the Company’s financial condition and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of gold, silver or other metals. Declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  The continued exploration and development of or commercial production from the Company’s properties may no longer be economically viable if serious price declines in the market value of gold, silver, or other metals occur.  Even if exploration, development or production is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.  Depending on the price of gold, silver, and other metals, cash flow from mining operations may not be sufficient and the Company’s financial condition and results of operations may be adversely affected.  The Company may lose its interest in, or may be forced to sell, some of its properties as a result. If any such circumstances occur, the price of the Common Shares may be significantly adversely affected.

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FORTUNA MINING CORP.

The Company’s use of derivative contracts to protect against market volatility exposes the Company to risk of opportunity loss and mark to market fair value adjustments.

The profitability of the Company’s operations depends, in large part, upon gold and other commodity prices. Gold and other commodity prices can fluctuate widely and can be influenced by many factors beyond its control, including but not limited to: industrial demand; political and economic events (global and regional); gold and financial market volatility and other market factors, the popularity of cryptocurrencies as an alternative investment to gold, and central bank purchases and sales of gold and gold lending. The global supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

From time to time the Company may enter into price risk management contracts to protect against fluctuations in the prices of zinc, lead and precious metals, and changes in the prices of fuel and other input costs.  These contracts could include forward sales or purchase contracts, futures contracts, purchased or sold put and call options and other derivative instruments.

There is no assurance that any hedging program or transactions which may be adopted or utilized by the Company designed to reduce the risk associated with changes in the prices of precious metals, lead, zinc or commodities will be successful.

During 2025, the Company did not enter into any new hedging contracts related to precious metals, lead, zinc or commodities.

The use of derivative instruments can expose the Company to risk of opportunity loss and may also result in significant mark-to-market fair value adjustments, which may have a material adverse effect on the Company’s financial results.

The Company may be subject to various tax-related risks, including tax audits and reassessments.

The Company is subject to taxes, duties, levies, government royalties, and other government-imposed compliance costs in several jurisdictions.  New taxes or increases in the rates of taxation could have an adverse impact on the results of operations or the Company’s finances.

In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions.  Any reassessment by applicable tax authorities of the Company’s tax filings and the continuation or timing of any such process is outside of the Company’s control.  There is a risk that applicable tax authorities may audit the Company or its subsidiaries and issue a notice of reassessment for material amounts.  In the event that applicable tax authorities issue one or more additional notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position.  If the Company is unable to resolve any of these matters favourably, or if applicable tax authorities issue one or more additional notices of reassessment for material amounts of tax, interest and penalties, this could have a material and adverse effect on the Company’s business and its financial condition.

The Company is subject to credit risk through its VAT receivables.

The timing of the collection of value-added tax (“VAT”) receivables is uncertain as VAT refund procedures require a significant amount of information and follow-up. The Company assesses the recoverability of the amounts receivable at each reporting date which is impacted by several factors, including the status of discussions with the tax authorities, outcome of court proceedings relating to VAT claims and current interpretation of relevant tax legislation. Changes in these estimates can materially affect the amount recognized as VAT receivable and could result in an increase in other expenses recognized in the Consolidated Income Statements and Comprehensive Income. Significant judgment is required to determine the presentation of current and non-current VAT receivable.  There can be no assurance that when VAT refunds are payable by the authorities that they will be in the amounts that have been claimed, and that they will be paid in a regular and timely manner. As a result, this may lead to significant amounts outstanding which remain to be paid to the Company.  As at December 31, 2025, the Company’s exposure to VAT refund receivables in Côte d’Ivoire was $30.9 million. The Company continues to engage with the Government to identify opportunities to collect in Côte d’Ivoire.

The Company may not have reserved sufficient monies to cover the costs associated with mine closure and reclamation obligations.

Natural resource companies are required to close their operations and rehabilitate the lands that they mine in accordance with a variety of environmental laws and regulations. Land reclamation requirements are generally imposed on companies with mineral exploration, development and operations activity in order to minimize long-term effects of land disturbance.  Reclamation may include requirements to treat ground and surface water to drinking water standards, control dispersion of potentially deleterious effluent and reasonably re-establish pre-disturbance land forms and vegetation.

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FORTUNA MINING CORP.

In order to carry out reclamation obligations imposed on the Company in connection with exploration, development and production activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs.  The actual costs of mine closure and reclamation are uncertain and planned expenditures may differ from the actual expenditures required.  There is a risk that monies allotted for mine closure land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations.  Therefore, additional funds, or reclamation bonds or other forms of financial assurance, may be required over the tenure of any of the Company’s projects to cover potential risks.  These additional costs may have material adverse impact on the Company’s business, financial condition and results of operations.  Estimates of the total ultimate closure and rehabilitation costs for mining operations can be significant and are based principally on current legal and regulatory requirements and mine closure plans that may change materially.

The Company is dependent upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration.

The Company’s information technology systems used in its operations are subject to disruption, damage or failure from a variety of sources including without limitation, computer viruses, security breaches, cyberattacks, natural disasters, negative consequences resulting from the use of artificial intelligence applications, and defects in design.  For example, damage to computer cables can cause disruption to networks. This has occurred in recent years, and more recently in March 2024 when damage to underwater cables off the coast of Côte d’Ivoire caused disruption to internet service in western and central Africa, including Côte d’Ivoire. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data or machines and equipment, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information, the corruption of data or the disabling, misuse or malfunction of machines and equipment  However, given the unpredictability of the timing, nature and scope of information or operational technology disruptions, the Company could potentially be subject to production downtimes, operational delays, operating accidents, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which would have a material and adverse effect on the Company’s business, financial condition or results of operations.

The Company could also be adversely affected by system or network disruptions if new or upgraded information technology systems are defective, not installed properly or not properly integrated into operations.  Various measures have been implemented to manage the risks related to the system implementation and modification, but system modification failures could have a material and adverse effect on the Company’s business, financial condition or results of operations.

Infectious diseases, epidemics and pandemics may adversely impact the Company’s operations, financial condition and share price.

Global markets may be adversely impacted by infectious diseases, epidemic or pandemic, as was seen in relation to the COVID 19 pandemic during 2020 and 2021. That pandemic led to significant restrictions on travel, temporary business closures, mandatory quarantines, global stock market volatility, operating and supply chain delays and disruptions, and a general reduction in consumer activity.

The possibility of a new pandemic or spread of other communicable disease in areas in which Fortuna operates may result in the re-imposition of certain restrictions.  For example, infectious diseases (including malaria, HIV/AIDS, tuberculosis, and the Ebola virus) are major health care issues in African countries. Workforce training and health programs are undertaken to maximize prevention awareness and minimize the impact of infectious diseases in our West Africa operations; however, there can be no assurance that this will be sufficient to adequately address these serious issues. It is difficult to predict the extent of the impact of a disease , epidemic or pandemic on the Company and its business, which will depend on future developments, including: the duration, severity and geographic spread of the communicable disease; further actions that may be taken by governmental authorities, which could include travel restrictions and the suspension of business activities, including mining; the effectiveness and timing of actions taken to contain and treat the disease, including the effectiveness and uptake of vaccines; and how quickly and to what extent normal economic conditions and operating conditions can resume.  Any such widespread pandemic is likely to have material impacts on the Company’s business, financial condition and results of operations.

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FORTUNA MINING CORP.

The Company is subject to the risks associated with climate change and weather, as well as government and societal responses thereto, that may result in a material adverse effect on the Company.

There is significant evidence of the negative effects of climate change on our planet and public support for climate change action has grown in recent years, as has the impetus to pursue new technologies to mitigate the effects of climate change. Governments around the world, including those in countries in which the Company operates, have responded by adopting emissions reduction targets and supporting legislation, including measures such as carbon pricing, emissions reduction initiatives and alternative energy incentives and mandates, and in some cases by requiring companies to disclose business risks and opportunities related to climate change.

Regulations relating to emission levels and energy efficiency and the disclosure related to same are becoming more stringent. Some of the costs associated with reducing emissions can be offset by changing to lower carbon emission energy source and increased energy efficiency using technological innovation.  If the current regulatory trend continues, the impact of the regulations may result in increased taxes and costs at some of our operations.

In 2023, Fortuna conducted a Scenario analysis for climate change, examining and assessing potential future scenarios related to climate change impacts. Using eight climate hazards, such as drought, extreme temperatures, and flooding, under medium (SSP2: 2.1°C-3.5°C) and high (SSP5: 3.3°C-5.7°C) emissions scenarios, it helps the Company understand how climate-related events and risks may impact business models, strategies, and financial performance over the short (0 to 1 year), medium (1 to 5 years) or long term (5+ years). This assessment was conducted at a high-level and is subject to certain limitations based on the quality and range of data available to the Company and other third-party sources. Our focus was on assessing the Company’s resilience based on potential growth and considered estimated values for future production and future GHG emissions. While there is uncertainty regarding how the Company’s GHG emissions, production and profits will evolve over time as we are targeting continued operational and business growth, the climate-related scenarios analysis informs the Company on future potential risks.

Fortuna has grouped its risks related to climate change into two main categories: (i) physical risks; and (ii) transition risks.

Physical Risks

The physical impacts of climate change are expected to increase over time as the planet warms. There is uncertainty regarding how successful we will be as a society in mitigating global GHG emissions and accordingly how much global temperatures will increase. The physical impacts of climate change will be location-specific.

The table below provides an overview of potential impacts of climate-related physical risks to the Company and the time horizon over which they may impact the business.

Climate-related Risk	Time Horizon	Description of Potential Impact
Acute Physical Risk	Short Medium Long Term
●
Climate change is expected to continue to cause an increase in the frequency and intensity of extreme weather events.
●
Potential for decreased revenue and increased operational costs due to shutdowns from extreme weather events.
●
Potential for decreased revenue and increased capital expenditures due to damage to facilities, infrastructure and/or critical elements of the supply chain.

Chronic Physical Risk	Medium Long Term
●
Climate change is expected to continue to cause an increase in average global temperatures and cause changes to weather patterns.
●
Potential for decreased revenue and increased costs due to ongoing and/or worsening drought conditions.
●
Potential for increased capital expenditures to build new infrastructure to address resource shortages.

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FORTUNA MINING CORP.

The analysis of physical climate risks considered the following key climate hazards: coastal flood; river flood; pluvial flood; extreme heat; tropical cyclone; wildfire; water stress and drought. The vast majority of the potential financial impact to assets is driven by drought, temperature extremes and pluvial flooding. Drought is expected to present the highest relative risk to the Company’s assets, followed by temperature extremes, indicating that Fortuna’s exposure is primarily to chronic physical risks.

The physical risk analysis conducted as part of Fortuna’s scenario analysis work found that in the 2030s, all of Fortuna’s current mine sites have a low level of exposure to physical risk under both the medium and high emissions scenarios.  The Séguéla Mine has the highest risk of physical climate risk, driven by exposure to drought and potential impacts to water expenses and production. However, overall risk exposure is still characterized as low.

The Company has implemented initiatives at its mine sites that are designed to enhance resiliency to the acute and chronic physical impacts of climate change, and the Company aims to minimize its operational water consumption and make effective use of water in its processes while ensuring that the design of current infrastructure is adapted to future climatic conditions. Water management systems have been developed at site level and we seek to improve our water governance based on current industry practices.

The Company is committed to making efforts to mitigate the physical risks of climate change at its sites. However, the Company can provide no assurances that its efforts to mitigate the risks of climate change at its sites will be effective, and that the physical risks of climate change will not have an adverse impact on the Company’s business, results of operations and financial condition.

Transition Risks

Carbon prices and other climate-related policies are expected to increase over time as governments take action to reduce GHG emissions aligned with commitments under the Paris Agreement. There is uncertainty regarding the speed and level of adoption and there is expected to be a variety of actions taken by different countries.

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FORTUNA MINING CORP.

The table below provides an overview of potential impacts of climate-related transition risks to the Company and the time horizon over which they may impact the business.

Climate-related Risk	Time Horizon	Description of Potential Impact
Policy and Legal Risk	Short Medium Long Term
●
Mining operations can be energy-intensive and generate significant direct GHG emissions.
●
Potential for increased costs due to carbon pricing, increased expenditures and impacts to earnings due to regulatory efforts to reduce GHG emissions in response to the risks posed by climate change.

Reputational Risk	Medium Long Term
●
Public sentiment related to climate change is evolving and causing perceptions of certain industries to be impacted according to their perceived contribution to climate change/negative environmental impacts. In extreme circumstances, this could result in impacts to a company’s social license to operate.
●
Potential for additional costs required to increase engagement efforts with stakeholders.
●
Potential for decreased revenue and increased costs associated with delays due to community protests.
●
Potential for increased human capital-related costs due to decreased ability to attract and retain employees.
●
Potential challenges accessing capital and/or adequate insurance.

Technology Risk	Medium Long Term
●
Mining companies are increasingly developing and using emerging technologies (e.g., renewable energy, battery storage, data and analytics, energy-efficient technologies, advanced processes).
●
Potential for increased capital expenditures and costs to pilot, adopt and deploy new technologies.
●
Potential for decreased competitiveness if adoption of technology lags industry peers.

Market Risk	Long Term	● Changing consumer preferences and reduced demand for high-emitting products and services. ● Potential for increased operational costs due to changing input prices of raw materials (e.g., fuel, water).

Fortuna operates in Peru, Argentina, and Côte d’Ivoire which have all ratified the Paris Agreement and have established various commitments to reduce GHG emissions.  Peru, Argentina, and Côte d’Ivoire are not OECD countries or major emerging market economies. Carbon prices in these countries are not expected to increase as rapidly or as significantly as they are in OECD countries, which is expected to reduce overall risk and exposure to carbon pricing to the Company.

Overall, management determined that the results of its scenario analysis do not suggest that the Company faces climate related risks that are significantly greater than the broader mining industry.

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FORTUNA MINING CORP.

The Company has implemented a range of mitigation efforts to reduce exposure to climate-related risks and capture opportunities.  In 2024, Fortuna has set a company-wide GHG emissions reduction target to reduce Scope 1 and Scope 2 GHG emissions by 15 percent in 2030, compared to “business as usual” (“BAU”) forecast GHG emissions in 2030 if no intervention measures were taken. Fortuna is focused on the implementation of specific GHG Emissions Reduction projects to achieve its GHG emissions reduction target and of its company-wide climate change strategy, seeking to continue to enhance the alignment of climate change disclosure with investor-preferred frameworks for reporting on climate change factors. Fortuna is committed to the ongoing monitoring of evolving technology and other opportunities to improve the resource efficiency of operations and capitalizing on advances in renewable energy technologies.

The Company is committed to making efforts to mitigate the risks of climate change and to reduce its exposure to transition risks.  However, there can be no assurance that the Company’s efforts will be effective or that the risks of climate change will not have an adverse impact on the Company’s business, results of operations or financial condition.

The Company is subject to risks related to uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada).

On June 20, 2024, the Canadian government implemented amendments to the Competition Act (Canada) that created uncertainty as to how Canadian companies may publicly communicate about their environmental and climate performance. The amendments also imposed significant financial penalties for non-compliance. On December 23, 2024, the Canadian Competition Bureau released draft guidance on the greenwashing provisions. However, the impact of the amendments and their potential interpretation remain uncertain. As a result, the Company may be subject to increased potential liability in connection with ESG-related disclosures if the regulators determine such disclosures to be incomplete or misleading. Any non-compliance with the amendments to the Competition Act or regulatory enforcement action may have an adverse impact on the Company’s business or reputation. Fortuna continues to monitor the guidance regarding the amendments to the Competition Act.

Operational and governance practices have the potential to be challenged by activist shareholders and proxy solicitation firms.

In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders and proxy solicitation firms advocating for changes to corporate governance practices, such as executive compensation practices, environmental, social, and governance issues, Board composition, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders and proxy solicitation firms will not publicly advocate for the Company to make certain environmental, social, or governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities and similar activities from proxy solicitation firms, could be costly and time consuming and could have an adverse effect on the Company’s reputation and divert the attention and resources of the Company’s management and Board, which could have an adverse effect on the Company’s business and results of operations. Even if the Company does undertake such environmental, social, or governance changes or corporate actions, activist shareholders and proxy solicitation firms may continue to promote or attempt to effect further changes. Activist shareholders may attempt to acquire control of the Company to implement such changes. If shareholder activists with differing objectives are elected to the Board, this could adversely affect the Company’s business and future operations. Additionally, shareholder activism could create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability, and the Company’s ability to attract and retain qualified personnel.

Risks Relating to the Securities of the Company

The market price of the Company’s Common Shares is volatile.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many mining companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the price of the Common Shares on the TSX and NYSE fluctuated significantly during the past 12 months.

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FORTUNA MINING CORP.

There are many factors that may influence such volatility.  Macroeconomic conditions in North America, Peru, Argentina or West Africa and changes in the laws and regulations of these regions may have a negative effect on the development prospects, timelines or relationships for the Company’s properties.  Negative changes in the public’s perception of the Company’s prospects or of mining companies in general could cause the price of the Company’s securities, including the price of the Common Shares to decrease dramatically.  The price of the Common Shares is also likely to be affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations, the Company’s financial condition or results of operations and the extent of research analyst coverage of its securities.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  The Company may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Shareholders may suffer dilution as a result of future offerings of the Common Shares or securities convertible into Common Shares.

The Company may sell equity securities in future offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects.  The Company may also issue Common Shares as a result of the vesting of the Company’s outstanding share units or the conversion of the Company’s Notes.  Any such convertible securities are more likely to be exercised when the market price of the Company’s Common Shares exceeds the exercise price of such instruments.  The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities.  The Board has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders.  It is likely that the Company will issue additional securities to provide capital to fund expected expenditures and growth.  Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in potentially substantial dilution to shareholders.

The market price of the Common Shares could decline as a result of future issuances or sales of the Company’s securities, which could result in insufficient liquidity.

The market price of the Common Shares could decline as a result of issuances of securities by the Company or sales by its existing shareholders of Common Shares in the market, or the perception that these sales could occur.  The issuance of Common Shares upon the vesting of the Company’s outstanding share units or on the conversion of the Notes may also reduce the market price of the Common Shares.  Additional Common Shares, debentures, convertible notes, stock options, Common Share purchase warrants and share units may be issued in the future.  A decrease in the market price of the Common Shares could adversely affect the liquidity of the Common Shares on the TSX and the NYSE.  Sales of the Common Shares by shareholders might also make it more difficult for the Company to sell equity or debt securities at a time and price that it deems appropriate, which may have a material adverse effect on the Company’s business, financial conditions and results of operations.

The Company has never paid and does not currently anticipate paying dividends.

The Company has paid no dividends on the Common Shares since incorporation and does not anticipate paying dividends in the immediate future.  The payment of future dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund its commercial activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

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Risks related to the Notes.

The terms of the Notes are governed by the terms and conditions set out in the Notes indenture between the Company and Computershare Trust Company, N.A. entered into on June 6, 2024 (the “Indenture”). The Notes mature on June 30, 2029, unless previously redeemed or purchased by the Company or converted. The Indenture provides, among other things, for the repurchase, conversion and redemption of the Notes in certain circumstances and the Company agrees to certain restrictive and affirmative covenants which are set out in the Indenture. Under the terms of the Indenture, there is a risk that the Company may choose to redeem the outstanding Notes for cash.  Additionally, the Notes are senior unsecured obligations and rank equally with all of the Company's future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral for such indebtedness. If the Company becomes bankrupt, liquidates its assets, reorganizes or enters into certain other transactions, the Company will be able to pay its obligations with respect to the Notes only after it has paid all of its secured indebtedness in full.  There may be insufficient assets remaining following such payments to pay amounts due on any or all of the Notes then outstanding.  The Indenture does not restrict the Company from incurring additional indebtedness for borrowed money or otherwise from mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing.  A holder of a Note will be subject to such terms and conditions, as further described in the Indenture.

Foreign investors may find it difficult to enforce judgments against the Company.

The Company is incorporated under the laws of British Columbia, Canada and the majority of the Company’s directors and officers are not residents of the United States.  Because all or a substantial portion of the Company’s assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Furthermore, many of the subsidiaries of the Company and its assets are located outside of Canada.  Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Company, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws.  Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise.

Material Mineral Properties

The Company has four material mineral properties:

Séguéla Mine:  The mine produces gold and is located in the Region of Worodougou in northwestern Côte d’Ivoire.  The mine produced 152,426 ounces of gold in 2025.  The Company filed a technical report on this property on March 23, 2026, with an effective date of December 31, 2025.  The executive summary of the technical report is attached as Schedule “A” to this AIF.  See also “2026 Recent Developments” for a description of activities conducted subsequent to the date of the technical report.

Lindero Mine:  The mine produces gold and is located in the Province of Salta, northern Argentina. The mine produced 87,489 ounces of gold in 2025.  The Company filed a technical report on this property in March 2023, effective December 31, 2022.  The executive summary of the technical report is attached as Schedule “B” to this AIF.

Caylloma Mine:  The mine produces silver, zinc and lead and is located in the Caylloma District of Arequipa in southern Peru.  The mine produced 966,108 ounces of silver, 50,761,436 pounds of zinc and 34,696,351 pounds of lead in 2025.  The Company filed a technical report on this property in February 2024, effective December 31, 2023.  The executive summary of the technical report is attached as Schedule “C” to this AIF.

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FORTUNA MINING CORP.

Diamba Sud Project:  The Company is developing the Diamba Sud Project situated within the highly prospective Senegal-Mali Shear Zone orogenic belt in Senegal and associated with north north-east trending fertile splays.  The Company filed a technical report for the Project in November 2025, with an effective date of October 15, 2025, supporting the results of a Preliminary Economic Assessment (PEA) on the Project.  The executive summary of the technical report is attached as Schedule “D” to this AIF.  See also “2026 Recent Developments” for a description of activities conducted subsequent to the date of the technical report.

See also “Three Year History and Recent Developments” herein for further information regarding the Company’s material properties.

DIVIDENDS

The Company has not to date paid any dividends on its Common Shares nor does it intend to pay any dividends on its shares in the immediate future as management anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties and to repay outstanding debt obligations.

The Company initiated an NCIB in 2022, and in the fiscal year ended December 31, 2025, in accordance with the Company’s NCIB, the Company repurchased an aggregate of 2,116,207 Common Shares at an average price of $7.67 per share via open market purchases through the facilities of the NYSE for a total repurchase value of approximately $16.2 million, and cancelled 1,916,900 Common Shares.  As at December 31, 2025, the Company held 199,307 repurchased shares pending cancellation.  These Common Shares were cancelled in January 2026.  See “General Development of the Business” herein.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company’s authorized share capital is an unlimited number of Common Shares without par value.  All Common Shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects.

Voting

The holders of Common Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company.  Each Common Share carries one vote per share. There are no voting right ceilings attached to the Common Shares.

Dividends

The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the Board from time to time may declare, out of funds legally available therefor.

Rights on Dissolution

In the event of a liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of the Common Shares have the right to receive on a pro-rata basis all of the assets of the Company remaining after payment of all of the Company’s liabilities.

Pre-emptive, Conversion and Other Rights

No pre-emptive, redemption, retraction, exchange, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment.  No other class of shares may be created without the approval of the holders of the Common Shares.

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Notes

On June 10, 2024, the Company issued $172.5 million aggregate principal amount of Notes by way of a public offering.  The Notes mature on June 30, 2029, and bear interest at 3.75% per annum, payable semi-annually in arrears on June 30 and December 31 of each year, beginning December 31, 2024.  The Notes are governed by a note indenture between the Company and Computershare Trust Company N.A.

Conversion of the Notes

The Notes are convertible at the holder’s option into common shares of the Company at any time prior to maturity at a fixed conversion rate of 151.7220 Common Shares per $1,000 principal amount, representing an initial conversion price of approximately $6.59 per share, subject to certain anti-dilution adjustments.  In addition, if certain fundamental changes occur, including a change in control or upon notice of redemption by the Company as described below, the holders may elect to convert their Notes and may be entitled to an increased conversion rate.

Fundamental Change

A fundamental change includes the following occurrences:

•	A change in control where a person or group becomes the beneficial owner of more than 50% of the Company’s voting stock, or gains the power to elect a majority of its board of directors.
•

The consummation of significant transactions such as certain mergers or consolidations pursuant to which the Company’s Common Shares will be converted or exchanged for cash, securities or other property, or sales of substantially all of the Company’s assets that change the corporate structure or ownership.

•	Approval by the Company’s shareholders of any plan for liquidation or dissolution.

Redemption

Prior to July 5, 2027, the Company may not redeem the Notes except in the event of certain changes in Canadian withholding tax law.  At any time on or after July 5, 2027, and until maturity, the Company may redeem all or part of the Notes for cash if the price of the Company’s Common Shares for at least 20 trading days in a period of 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day.  The redemption price is equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest.

In the event of a fundamental change, the Company is required to offer to purchase its outstanding Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest, ensuring protection against major corporate transformations that could affect the value of the investment held by the holders.

MARKET FOR SECURITIES

The Company’s Common Shares were listed and posted for trading on the TSX Venture Exchange until January 18, 2010 when the Company graduated to the TSX.  On September 19, 2011, the Company’s Common Shares were listed and posted for trading on the NYSE.  The Company’s shares currently trade on the NYSE under the symbol “FSM” and on the TSX under the symbol “FVI”.

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Trading Prices and Volume

The following table sets forth the monthly high and low sale prices and trading volumes of the Common Shares on the TSX and the NYSE during the fiscal year ended December 31, 2025:

	Toronto Stock Exchange			New York Stock Exchange
Month	High (CAD$)	Low (CAD$)	Volume	High (US$)	Low (US$)	Volume
December	14.50	12.69	28,022,927	10.38	9.18	40,810,407
November	14.22	10.92	25,967,430	10.18	7.73	33,594,519
October	13.77	10.78	34,983,038	9.81	7.71	45,746,142
September	12.68	10.43	36,042,213	9.13	7.55	56,222,947
August	10.63	8.49	22,557,070	7.74	6.18	34,143,398
July	9.61	8.54	21,668,617	7.06	6.24	32,991,354
June	10.30	8.22	28,935,698	7.55	6.01	44,462,279
May	8.63	7.32	19,442,353	6.26	5.24	38,128,994
April	9.36	7.31	20,561,846	6.77	5.13	51,163,686
March	9.17	5.99	22,567,560	6.42	4.13	47,790,619
February	7.80	6.07	19,928,145	5.50	4.20	39,129,874
January	7.40	6.05	12,937,681	5.12	4.20	28,180,055

Source:  Bloomberg

Prior Sales

The following table summarizes the issuances of share-settled performance share units (“PSUs”) by the Company during the financial year ended December 31, 2025, which securities are not listed or quoted on a marketplace, and the issuances of Common Shares upon the settlement of PSUs during 2025.

Date Issued	Issue Price	Number and Type of Security Issued	Reason for Issuance
March 7, 2025	CAD$6.62	743,709 PSUs	Grant
March 10, 2025	CAD$4.36	201,441 Common Shares	Settlement of PSUs
March 20, 2025	CAD$4.69	245,655 Common Shares	Settlement of PSUs
March 25, 2025	CAD$4.88	501,601 Common Shares	Settlement of PSUs

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Shareholding

The Board presently consists of eight directors.  The directors will hold office until the next annual general meeting of the Company or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

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FORTUNA MINING CORP.

The following are the full name, place of residence, position with the Company, and principal occupation within the preceding five years of each of the directors and executive officers of the Company as at the date of this AIF:

Name, Position and Residency (1)	Principal Occupation or Employment (1)	Period as a Director of the Company
JORGE GANOZA DURANT President, Chief Executive Officer & Director Lima, Peru	President & CEO of the Company.	December 2, 2004 to present
DAVID LAING (3) (5) Chair of the Board and Director British Columbia, Canada	Mining Engineer; Independent Mining Consultant.	September 26, 2016 to present
MARIO SZOTLENDER (5) Director Caracas, Venezuela	Self-Employed Consultant and Director of several public mineral exploration or mining companies.	June 16, 2008 to present
DAVID FARRELL (2) (3) (4) Director British Columbia, Canada	President of Davisa Consulting (a private consulting company).	July 15, 2013 to present
ALFREDO SILLAU (2) (3) Director Lima, Peru	Managing Partner and Director of Faro Capital (investment management).	November 29, 2016 to present
KYLIE DICKSON (2) (4) Director British Columbia, Canada	Financial Consultant and public company Director.	August 16, 2017 to present
KATE HARCOURT (5) Director Monmouthshire, Wales

Chartered Environmentalist; Independent Environmental and Social Advisor to the mining industry; Director of Condor Gold plc from Mar 2015 to Sep 2023, Director of Orezone Gold Corporation since 2018; Director of Atalaya Mining plc since May 2022.

July 2, 2021 to present
SALMA SEETAROO (4) (5) Director London, England

Chief Executive Officer, Cashew Coast, since June 2021 and Ivoirienne de Noix de Cajou SA, December 2018 to March 2024 (Cashew Coast is a group of agri-processing companies including Ivoirienne de Noix de Cajou SA located in Côte d’Ivoire); non-executive director of Goviex Uranium Inc. (mining), February 2021 to November 2025; non-executive director Algold Resources Inc. (mining) – June 2013 to June 2021.

June 27, 2022 to present
LUIS GANOZA DURANT Chief Financial Officer Lima, Peru	Chief Financial Officer of the Company.	N/A

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Name, Position and Residency (1)	Principal Occupation or Employment (1)	Period as a Director of the Company
CESAR VELASCO Chief Operating Officer – Latin America Lima, Peru	Chief Operating Officer – Latin America of the Company, Sept 2021 to present; General Manager, Minera Bateas S.A. (subsidiary of Fortuna), Nov 2018 to Aug 2021.	N/A
DAVID WHITTLE Chief Operating Officer – West Africa Faro, Portugal

Chief Operating Officer – West Africa of the Company, Oct 2022 to present; VP Operations – West Africa of the Company, Oct 2021 to Sept 2022; General Manager, Yaramoko Mine of Roxgold Inc., Aug 2019 to Sept 2021.

N/A
ERIC CHAPMAN Senior Vice-President, Technical Services British Columbia, Canada	Senior Vice-President, Technical Services of the Company, Oct 2021 to present; Vice-President, Technical Services of the Company, Jan 2017 to Sept 2021.	N/A
PAUL WEEDON Senior Vice-President, Exploration Western Australia, Australia

Senior Vice-President, Exploration of the Company, Oct 2021 to present; Vice-President, Exploration, West Africa of the Company, July 2021 to Sept 2021; Vice-President, Exploration of Roxgold Inc., Oct 2018 to July 2021.

N/A
JULIEN BAUDRAND Senior Vice-President, Sustainability Quebec, Canada

Senior Vice-President, Sustainability of the Company, Dec 2021 to present; Vice-President Sustainability, West Africa of the Company, Sept 2021 to Nov 2021; Vice-President Sustainability of Roxgold Inc., June 2019 to Sept 2021.

N/A

Notes:

(1)

The information as to country of residence, principal occupation, and Common Shares held may not within the knowledge of the management of the Company and has been furnished or confirmed by the respective individuals.

(2)	Member of the Audit Committee of the Company.
(3)	Member of the Compensation Committee of the Company.
(4)	Member of the Corporate Governance and Nominating Committee of the Company.
(5)	Member of the Sustainability Committee of the Company.

As at December 31, 2025, the directors and executive officers of the Company beneficially owned or had control or direction over, directly or indirectly, an aggregate of 2,219,734 Common Shares, representing approximately 0.7% of the issued Common Shares of the Company.

Cease Trade Orders or Bankruptcies

On April 3, 2017, a management cease trade order (“MCTO”) was issued by the British Columbia Securities Commission and other Canadian provincial securities regulatory authorities pursuant to National Policy 12-203 Management Cease Trade Orders in connection with the late filing of the Company’s annual audited financial statements and related management’s discussion and analysis for the years ended December 31, 2016 and 2015 and the AIF for the year ended December 31, 2016 (the “Annual Documents”).  The MCTO prohibited the Chief Executive Officer and the Chief Financial Officer of the Company from trading in securities of the Company until the Company completed the required filing of the Annual Documents as well as its Interim Financial Documents (as defined below) for the first quarter of 2017, and the regulator revokes the MCTO.

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The Annual Documents were filed on May 15, 2017.  Due to the delay in finalizing the Annual Financial Documents, the Company was delayed in filing its interim financial statements and related management’s discussion and analysis for the three months ended March 31, 2017 and 2016 (together, the “Interim Financial Documents”).  The Company filed the Interim Financial Documents on May 24, 2017, and the MCTO was revoked by the British Columbia Securities Commission on May 25, 2017.

On June 22, 2020, the Autorité des marches financiers and the Ontario Securities Commission each issued a cease-trade order against Algold Resources Inc. (“Algold”) for having failed to file its annual statements for the fiscal year ended December 31, 2019. The cease trade order came into effect automatically in every jurisdiction in Canada that the company was reporting pursuant to automatic reciprocity legislation. In addition, Algold filed under the Bankruptcy and Insolvency Act in February 2021. A proposal made in the context of a notice of intention was approved by the creditors and homologated by the court on March 26, 2021. Under such proposal, Algold became a wholly-owned subsidiary of Aya Gold & Silver Inc. and ceased to be a reporting issuer, effective as of June 11, 2021. Ms. Seetaroo was a director of Algold at the time the cease trade order was issued, and at the time of the bankruptcy filing.

Other than as set forth above, as at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than as disclosed above;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer and shareholder.

Penalties or Sanctions

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and a director or officer of the Company or any subsidiary.

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FORTUNA MINING CORP.

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”), the Company’s Audit Committee has adopted a written charter (the “Charter”) that sets out its mandate and responsibilities.  The Charter is attached as Schedule “E” to this AIF.

The Audit Committee is presently comprised of Kylie Dickson, Alfredo Sillau and David Farrell.  All members of the Audit Committee are “independent” and “financially literate”, within the meanings given to those terms in NI 52-110.

The education and experience of the Audit Committee members that is relevant to the performance of their responsibilities as Audit Committee members is as follows:

Audit Committee Member	Education and Experience
Kylie Dickson

Ms. Dickson is a Canadian Chartered Professional Accountant, Chartered Accountant (CPA,CA) with more than 15 years’ experience working with publicly traded resource companies. She received her Bachelor of Business Administration degree in Accounting from Simon Fraser University. She is the Audit Committee Chair of Star Royalties Ltd., and she previously held the positions of Vice-President, Business Development of Equinox Gold Corp. and Chief Financial Officer of several mineral exploration and mining companies. Prior to her work with public companies, Ms. Dickson was an audit manager in the mining group of a major audit firm.

Alfredo Sillau

Mr. Sillau is Managing Partner and Director of Faro Capital, an investment management firm that manages private equity and real estate funds. Previously, he headed the business development in Peru for Compass Group, a regional investment management firm, until late 2011. As CEO of Compass, Mr. Sillau actively took part in the structuring, promoting and management of investment funds with approximately US$500 million in assets under management. Mr. Sillau is a graduate of Harvard Business School. His background has given him the required experience to understand and assess the general application of the accounting principles used by the Company and to understand internal controls and procedures for financial reporting.

David Farrell

Mr. Farrell is President of Davisa Consulting, a private consulting firm working with junior to mid-tier global mining companies. He formerly was Managing Director of Mergers & Acquisitions at Endeavour Financial where he successfully closed over $25 billion worth of M&A transactions for junior and mid-tier natural resource companies. Before his 12 years at Endeavour Financial, David was a lawyer at Stikeman Elliott LLP, working in Vancouver, Budapest and London. Mr. Farrell graduated from the University of British Columbia with a B.Comm. (Honours, Finance) and an LL.B and was called to the bar in both British Columbia and England. In addition, he has completed the ICD-Rotman Directors Education Program and been awarded the ICD.D designation. His background has given him the required experience to understand and assess the general application of the accounting principles used by the Company and to understand internal controls and procedures for financial reporting.

The auditor of the Company obtains, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditor for the coming fiscal year.  If other service requirements arise during the year, the Audit Committee pre-approves such services at that time, prior to the commencement of such services.

During the Company’s most recently completed fiscal year, no services were performed by the Company’s auditor pursuant to the De-Minimus Non-audit Services exemption contained in NI 52-110.

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During the Company’s most recently completed fiscal year, the Company’s auditor performed certain non-audit services.  Fees and out-of-pocket costs charged by the auditor during the last two fiscal years are as follows:

	2025	2024
Audit Fees	$1,656,045	$2,104,922
Audit-Related Fees	$7,469	$6,770
Tax Fees	$10,156	Nil
All Other Fees	$18,101	$500
	$1,691,771	$2,112,192

“Audit Fees” are the aggregate amounts billed for the audit of the Company’s consolidated annual financial statements, and review of the interim financial statements.

“Audit-Related Fees” are amounts charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”. The amounts charged include services for attestation engagements.

“Tax Fees” are amounts for professional services rendered for tax compliance and tax advice on actual or contemplated transactions.

“All Other Fees” are amounts not included in the categories above.

LEGAL PROCEEDINGS

There are no known legal proceedings involving an amount exceeding 10% of the current assets of the Company to which the Company is a party or which any of its properties is the subject during the most recently completed financial year, or any such proceedings known to the Company to be contemplated. The Company has not been subject to any regulatory penalties or sanctions during the most recently completed financial year related to securities legislation or imposed by a court or regulatory body, nor has Fortuna entered into any settlement agreements relating to securities legislation during the most recently completed financial year.

TRANSFER AGENT AND REGISTRAR

The Common Shares are listed for trading on the TSX in Canada and on the NYSE in the United States. The Company’s transfer agent and registrar is Computershare Trust Company at its offices in Vancouver, BC and Toronto, ON.  The Company’s co-transfer agent and registrar in the United States is Computershare Trust Company, N.A. at its office in Golden, Colorado.

MATERIAL CONTRACTS

Other than as disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, there are no contracts that are material to the Company and that were entered into during the most recently completed fiscal year ended December 31, 2025 or before the most recently completed financial year, but are still in effect as of the date of this AIF.

INTERESTS OF EXPERTS

Auditors

The 2025 Financial Statements have been audited by KPMG LLP, as set forth in their report of independent registered public accounting firm thereon. KPMG LLP is the independent registered public accounting firm of the Company and they have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

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Qualified Persons

Séguéla Technical Report

Paul Weedon, Eric Chapman, Raul Espinoza, Mathieu F. Veillette and Ryda Peung (the “Séguéla Technical Report Authors”), each a Qualified Person as defined by NI 43-101, prepared the Séguéla Technical Report which was filed by the Company on SEDAR+ on March 23, 2026.  See “Schedule “A” – Material Mineral Properties – Séguéla Mine, Côte d’Ivoire”.

To the knowledge of the Company, as at the date of the Séguéla Technical Report and as of the date hereof, each of the Séguéla Technical Report Authors owns, directly or indirectly, less than 1% of the outstanding Common Shares.  None of the Séguéla Technical Report Authors has received a direct or indirect interest in the property of the Company.

Lindero and Arizaro Technical Report

Eric Chapman, Raul Espinoza, Mathieu Veillette and Dmitry Tolstov (the “Lindero and Arizaro Technical Report Authors”), each a Qualified Person as defined by NI 43-101, prepared the Lindero and Arizaro Technical Report which was filed by the Company on SEDAR+ on March 28, 2023. See “Schedule “B” – Material Mineral Properties – Lindero Mine, Argentina”.

To the knowledge of the Company, as at the date of the Lindero and Arizaro Technical Report and as of the date hereof, each of the Lindero and Arizaro Technical Report Authors owns, directly or indirectly, less than 1% of the outstanding Common Shares.  None of the Lindero and Arizaro Technical Report Authors has received a direct or indirect interest in the property of the Company.

Caylloma Technical Report

Eric Chapman, Paul Weedon, Raul Espinoza, Mathieu F. Veillette and Patricia Gonzalez (the “Caylloma Technical Report Authors”), each a Qualified Person as defined by NI 43-101, prepared the Caylloma Technical Report which was filed by the Company on SEDAR+ on February 16, 2024.  See “Schedule “C” – Material Mineral Properties – Caylloma Mine, Peru”.

To the knowledge of the Company, as at the date of the Caylloma Technical Report and as of the date hereof, each of the Caylloma Technical Report Authors owns, directly or indirectly, less than 1% of the outstanding Common Shares.  None of the Caylloma Technical Report Authors has received a direct or indirect interest in the property of the Company.

Diamba Sud Technical Report

Eric Chapman, Paul Weedon, Raul Espinoza, Mathieu F. Veillette and Leendert (Leon) Lorenzen (the “Diamba Sud Technical Report Authors”), each a Qualified Person as defined by NI 43-101, prepared the Diamba Sud Technical Report which was filed by the Company on SEDAR+ on November 26, 2025.  See “Schedule “D” – Material Mineral Properties – Diamba Sud Project, Senegal”.

To the knowledge of the Company, as at the date of the Diamba Sud Technical Report and as of the date hereof, each of the Diamba Sud Technical Report Authors owns, directly or indirectly, less than 1% of the outstanding Common Shares.  None of the Diamba Sud Technical Report Authors has received a direct or indirect interest in the property of the Company.

Annual Information Form

Eric Chapman, Senior Vice President of Technical Services of the Company is a Qualified Person as defined by NI 43-101.  To the knowledge of the Company, as of the date hereof, Eric Chapman owns, directly or indirectly, less than 1% of the outstanding Common Shares.  Eric Chapman has not received a direct or indirect interest in the property of the Company.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular for the most recent annual meeting of shareholders.  Additional financial information is provided in the 2025 Financial Statements and the 2025 MD&A.  The foregoing disclosure documents, along with additional information relating to the Company are available for viewing on the Company's SEDAR+ profile at www.sedarplus.ca and on the Company’s EDGAR profile at www.sec.gov.

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Schedule “A”

MATERIAL PROPERTIES

Séguéla Mine, Côte d’Ivoire

The following is the Summary from the technical report (the “Séguéla Technical Report”) entitled “Séguéla Gold Mine, Côte d’Ivoire”, with an effective date of December 31, 2025 prepared by Paul Weedon, MAIG, Eric Chapman, P.Geo., Raul Espinoza, FAusIMM (CP), Mathieu F. Veillette, P.Eng., and Ryda Peung, P.Eng. This Summary is subject to certain assumptions, qualifications and procedures described in the Séguéla Technical Report and is qualified in its entirety by the full text of the Séguéla Technical Report which is available for viewing on SEDAR+ at www.sedarplus.ca and is incorporated by reference in this AIF, and is also filed with the SEC on EDGAR (available at www.sec.gov).  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Séguéla Technical Report.

1.1Introduction

This Technical Report (the Report) was prepared by Mr. Eric Chapman, P.Geo., Mr. Paul Weedon, MAIG, Mr. Raul Espinoza, FAusIMM (CP), Mr. Mathieu Veillette, P.Eng., and Ms. Ryda Pueng, P.Eng., for Fortuna Mining Corp. (Fortuna) on the Séguéla Gold Mine (the Séguéla Mine) within the Séguéla Project area, located in the Worodougou Region of the Woroba District, Côte d’Ivoire.

The Séguéla Mine is owned 90% by Fortuna, and 10% by the State of Côte d’Ivoire. The Séguéla Mine is operated by Fortuna’s in-country subsidiary, Roxgold Sango S.A.

The Report discloses updated Mineral Resource and Mineral Reserve estimates for the Séguéla Mine, including the first-time estimation of underground Mineral Reserves.

Costs are in US dollars (US$) unless otherwise indicated.

1.2Property Description, Location and Access

The Séguéla Mine is located approximately 500 km from Abidjan, via major highways to the town of Séguéla. The operation has a relatively small surface infrastructure consisting primarily of the concentration plant, electrical power station, water storage facilities, tailings storage facility (TSF), waste dumps, stockpiles, and workshop facilities. The open pits are connected by unsealed roads. Additional structures located in the mine area include offices, dining hall, laboratory, core logging, and core storage warehouses.

The Séguéla Mine is accessible year‐round by road vehicle. Bituminized national highways facilitate transport between Abidjan, Yamoussoukro, and the nearest major town, Séguéla (population c. 65,000). From Séguéla, unsealed roads provide access to the mine through the village of Fouio (population c. 3,000).

The Séguéla Project is located within a tropical savannah climatic region on the southern margin of the Sahel savannah. This climatic zone is typified by high average temperatures, and a distinct wet season and dry season. The average annual temperature for the Séguéla Mine area is 25.3°C, with an annual average rainfall of 1,268 mm. August and September are the wettest months of the year. Mining operations are conducted year‐round.

The Séguéla Project occurs in a region of low forested hills, with elevations averaging 347 meters above sea level (masl). The vegetation of the region is tropical savannah woodland. The area surrounding the Séguéla Project is extensively cropped for cashews, and to a lesser extent, cacao.

1.3Mineral Tenure, Surface Rights and Royalties

Roxgold Sango holds an exploitation permit (Permis d’Exploitation Minière No.56) and an exploration permit (Permis de Recherche Miniére No. 638).

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The exploitation permit (Permis d’Exploitation No. 56) was granted by the Council of Ministers on December 9, 2020, and signed as a decree by the President of Côte d’Ivoire (Decree No.2020‐960). This permit covers an area of 353.6 km2 and is valid for 10 years. The permit is thereafter renewable for successive 10-year periods. All the deposits are located on this permit.

Permis de Recherche Miniére No. 638, which surrounds Permis d’Exploitation Minière No.56, is a three‐year permit that Roxgold Sango has renewed twice and expires on October 18, 2026. The exploration permit covers an area of 193.36 km2. Provided minimum expenditure requirements are met, exploration permits in Côte d’Ivoire are subject to automatic grants of renewal applications for two terms of three years each, and a special third term of no more than two years.

Roxgold Sango obtained an Environmental Permit with respect to the Séguéla Mine on September 22, 2020.

1.4History

The Séguéla permit (Permis de Recherche Miniére No. 252) was granted to a local Ivorian company, Geoservices CI in February 2012. The Project was subsequently transferred to a local Ivorian joint venture company, Mont Fouimba Resource (Mont Fouimba) in late 2012. In 2013 the permit was transferred to Apollo Consolidated Ltd (Apollo), which was the 51% shareholder in Mont Fouimba, with Geoservices CI holding the remaining 49% interest. In February 2016, Apollo announced the signing of an Option to Purchase Agreement by Newcrest Mining Ltd (Newcrest), for the Séguéla Project. Newcrest acquired the adjacent permit (Permis de Recherche Miniére No. 638) on October 19, 2016. In February 2017, the permit was transferred to LGL Exploration CI S.A; a wholly-owned Newcrest subsidiary. In April 2019, Roxgold Inc. (Roxgold) acquired the Séguéla Project from Newcrest through the acquisition of LGL Exploration CI S.A. In July 2021 Roxgold was acquired by Fortuna.

On July 23, 2020, Roxgold, through its wholly-owned local entity LGL Exploration CI SA, lodged an application for an exploitation permit (Permis d’Exploitation No. 56). Permis d’Exploitation No. 56 effectively replaced Permis de Recherche Miniére No. 252. LGL Exploration CI SA subsequently transferred Permis d’Exploitation No. 56 to Roxgold Sango by Ministerial Order dated May 25, 2021.

Prior to this period, there is evidence to suggest that the ground contained within permit no. 252 was held by Randgold Resources Limited (Randgold), with press releases from Apollo referring to trenching completed by Randgold over the Gabbro, Porphyry and Agouti prospects within the current permit limits.

Roxgold Sango commenced construction of the mine in September 2021 with commissioning activities starting in April 2023 and the first gold doré pour occurring on May 24, 2023.

1.5Geology and Mineralization

The Séguéla Mine is situated within the Paleoproterozoic (Birimian) Baoule‐Mossi Domain of the West African Craton. Two cycles of volcanism/sedimentation are recognized within the Birimian rocks of the Baoule‐Mossi Domain; each followed by a period of orogenesis, and together described as the Eburnian Orogeny which is dated c. 2.19–2.08 Ga. Rocks of the Baoule‐Mossi Domain are primarily polyphase granitoids, and volcano‐sedimentary sequences forming granite‐greenstone terranes. The first cycle of sedimentation and orogenesis (Eburnian 1) is described by the accumulation of volcanic and volcaniclastic rocks; then subsequently intruded by early-stage granitoids. Following a period of uplift and erosion, the Eburnian 2 cycle is described by the filling of intra‐montaine basins with predominantly arenaceous sediments of the Tarkwaian Series. All deposits associated with the Séguéla Mine are considered to be examples of orogenic lode‐style gold systems, typical across the Birimian of West Africa.

The Antenna deposit occurs within a greenstone package deposited during Eburnian 1, that comprises (west to east) an ultramafic hanging wall, which is in presumed fault contact with an interlayered package of felsic volcaniclastic rocks and flow banded rhyolitic units, which are then in contact with a mafic (basaltic) footwall unit. The faulted contacts between the mafic/ultramafic units and the felsic assemblage converge to the south of the deposit forming a wedge shape to the felsic package.

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The Antenna deposit is hosted by a brittle‐ductile quartz‐albite vein stockwork predominantly contained within flow banded rhyolite units. The stockwork lode varies in width roughly in proportion with the widths of the rhyolitic units that host it (approximately 3–40 m) and extends over a strike length of approximately 1,350 m. Stockwork veins that host mineralization show two principal orientations: steep east‐dipping and steep west‐dipping. Veins in the steep west‐dipping orientation range from ptygmatically folded to undeformed, while veins in the east‐dipping direction may be variably boudinaged to undeformed. This evidence suggests syn‐deformational emplacement of the vein sets during west and east movement along the main fault structures within the region. Mineralization occurs as free gold, associated with pyrite and pyrrhotite. Alteration assemblages associated with this mineralization assemblage vary from proximal intense silica–albite ± biotite ± chlorite alteration, through medial silica–albite–sericite ± chlorite assemblages, to more distal sericite‐carbonate (ankerite/calcite) and carbonate‐magnetite assemblages. Pyrite is the dominant sulfide associated with higher‐grade mineralization within proximal alteration zones, while sulfide mineralogy is pyrrhotite-dominated in medial and distal assemblages and is associated with lower-grade gold mineralization.

The Ancien deposit is associated with an interpreted D2 sinistral shear zone, informally referred to as the Ancien shear, within the east domain and ranges in width between 5 m and 40 m along a 600 m strike length and remains open at depth beyond 450 m. The host lithologies comprise (from west to east) a chloritic pillow basalt footwall overlain by a foliated/sheared tholeiitic basalt unit, which is in turn overlain by a second chloritic pillow basalt hanging wall unit that is gradational into a coarser grained porphyritic basalt unit. Generally narrow quartz‐feldspar–biotite porphyries crosscut and intrude all other lithologies and are interpreted as late-stage intrusions.

Both the Koula and Sunbird deposits are situated within the same package of mafic rocks as the Ancien deposit, which is informally referred to as the Ancien–Koula corridor. Similar to Ancien, both Koula and Sunbird are hosted within a strongly foliated/sheared thoeliitic basalt unit within a broader sequence of pillow basalt. The Koula deposit strikes for approximately 700 m with variable widths to 40m and remains open at depth beyond 600 m.  Sunbird extends for a strike of 2 km with variable widths to 100 m, and remains open at depth beyond 800 m.

At the Ancien, Koula, and Sunbird deposits, significant mineralization is restricted to the more reactive and competent tholeiitic basalt unit and is best developed in zones of strong brittle–ductile brecciation and shearing, with selective sericite ± silica alteration and intense quartz and quartz–carbonate veining. Mineralization occurs as free gold, predominantly as small grains within microfractured milky‐white quartz veins and associated with pyrite and lesser pyrrhotite at Ancien, that trends to being more pyrrhotite dominant at Koula. Lower-grade mineralization is also generally developed at the margins of felsic porphyries that intrude the tholeiitic basalt, and in zones of increased brecciation and veining within these porphyries.

The Boulder and Agouti deposits are located within a distinct northerly‐trending litho‐structural corridor that extends from Boulder in the south to the Gabbro prospect in the north. Regional mapping has defined a broad package of pillow basalts and intercalated basaltic sediments, flanked to the west by a discontinuous gabbro unit and regionally extensive doleritic sequence. The basaltic units are extensively intruded by quartz–feldspar–biotite porphyritic felsic intrusions.

Gold mineralization at the Boulder and Agouti deposits is associated with strongly foliated or mylonitized, quartz/quartz–carbonate veined basalt and the margins of the felsic intrusions. Lower-grade mineralization generally occurs internal to the felsic intrusions where they are brecciated or extensively veined. The highest gold grades generally correlate with the intersection of north northeast and northwest trending structures. Mineralization occurs as free gold within a network of milky white quartz veins and associated with foliation or quartz/quartz–carbonate vein‐controlled pyrite and minor pyrrhotite. Boulder extends along strike for approximately 500 m with variable widths to 70 m, and remains open at depth beyond 300 m.  Agouti consists of three dominant veins arranged in en-echelon fashion, extending over approximately 600 m across variable widths to 40 m and remains open at depth beyond 300 m.

Badior is a deposit located within the West Domain, approximately 5 km north of the Antenna open pit. Gold mineralization at Badior is hosted within sheared volcaniclastic rocks, where deformation has been focused into discrete shear zones during Late Eburnean dextral reactivation (D2). Badior extends for approximately 300 m strike with a width to 30 m and remains open at depth beyond 250 m.

In terms of mineralization style, Badior is more closely analogous to the shear-hosted volcaniclastic and mafic-hosted deposits in the East Domain (Ancien, Koula and Sunbird). This demonstrates that host rock rheology contrasts and dilationary structural settings play a more important role in focusing mineralization at Séguéla than individual lithologies or position within the overall volcano-sedimentary pile, and the West Domain remains highly prospective for the discovery of further mineralization.

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The Kingfisher deposit is located within the East Domain approximately 1 km east of the Sunbird deposit on the faulted contact between two mafic units. This contact represents a first-order structural boundary within the district and is interpreted to represent a D1 thrust fault, which has acted as a locus for deformation and fluid flow during D2 reactivation. Kingfisher has a strike length of approximately 2 km across a width to 80 m and remains open at depth beyond 450 m.

Gold mineralization at Kingfisher is analogous to that at Boulder and Agouti, in that it is predominantly hosted within felsic intrusive bodies that have been intensely sheared and fractured along a major geological contact. The felsic intrusive rocks constitute competent rheological units relative to the adjacent mafic rocks, localizing strain during D2 dextral reactivation and promoting the development of broad zones of brittle–ductile deformation, quartz ± carbonate veining and associated gold mineralization.

Kestrel is a small satellite deposit located approximately 300 m south–southeast of the southern rim of the Antenna pit. The deposit is coincident with a series of north northeast trending shallow artisanal pits exploiting narrow, discontinuous quartz veins.

Kestrel is located within the East Domain, less than 200 m east of the West Domain boundary and is hosted by sheared and altered mafic rocks within the Ancien–Koula corridor. Gold mineralization at Kestrel is analogous to that at Koula and Sunbird and is best developed in discrete zones of strong shearing, biotite‐sericite‐(silica)-(pyrite) alteration and intense recrystallized quartz/quartz–carbonate veining. Mineralization occurs as free gold, predominantly as small grains within recrystallized and microfractured milky‐white quartz veins, with individual veins up to 3 m wide.

Mineralization manifests as two narrow sub-parallel, north–northeast striking, vertical to steeply east-dipping lenses across a 20 m zone, which have been intersected by drilling over a strike length of approximately 350 m and to approximately 200 m vertical depth. The western lens is generally better developed and continuous than the subsidiary eastern lens. Mineralization is interpreted to be controlled by a subtle dilationary dextral flexure (D2 reactivation) along a regional northerly trending D1 shear zone.

1.6Exploration, Drilling and Sampling

Exploration was undertaken by Randgold (pre‐2012), Apollo (2012–2016), Newcrest (2016–2017) and Roxgold Sango (2019 onwards).

Exploration activity included construction of a 40‐person exploration camp and core storage/logging facilities, geological mapping, purchase and interpretation of aeromagnetic data, soil, trench, and artisanal dump sampling, and aircore (AC) and reverse circulation (RC) drilling. Xcalibur Airborne Geophysics Pty Ltd of South Africa conducted an aeromagnetic survey across the project area in December 2019 and January 2020, with the results used to further enhance the prospectivity mapping and structural understanding of the mineralization controls.

As of the data cut-off date at June 30, 2025, Roxgold Sango has completed 326,705 m of RC and core drilling (DD) since Roxgold Inc.’s acquisition of the Séguéla Project in April 2019 from Newcrest. Roxgold Sango has an ongoing program of reconnaissance AC and RC drilling across the Project area as new prospects are identified. Those prospects that demonstrate suitable mineral continuity and grade are advanced with additional drilling to improve confidence and to provide samples for metallurgical and geotechnical testing. Prospects that have advanced to resource definition (RC and DD) drilling include the Antenna, Ancien, Agouti, Badior, Boulder, Kestrel, Kingfisher, Koula and Sunbird deposits. Core drilling typically uses HQ sized core (63.5 mm diameter) until the final hole depth is reached. A reduction to NQ (47.6 mm diameter) may rarely be required if poor ground conditions are encountered. Downhole deviation was monitored using a Reflex Instruments device at 12-m intervals and then at 30-m intervals thereafter. Core recoveries are high, averaging 99%, reflecting the competent nature of the host lithologies.

Drill collar surveys are first surveyed using a handheld global positioning system (GPS) instrument, before a more accurate survey is carried out using a site based differential global positioning system (DGPS) instrument that was calibrated with the regional geodesic system.

Downhole surveys generally used Reflex EZ‐GYRO downhole camera, with the Reflex EZ‐SHOT retained for backup and survey check purposes. Instruments were provided by the drilling contractor and calibrated prior to use on site.

DD holes were generally drilled on patterns of 25 to 30 m centers to support potential classification as Indicated Mineral Resources and approximately 50 m centers for Inferred Mineral Resources.

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Sampling of core was performed by Roxgold Sango personnel. From the drill site, core was transported by truck to a secure logging facility at the field office where it was photographed and logged by a geologist. Selective sampling was employed where, at the discretion of the geologist, samples were collected from visible alteration or vein zones outside of the expected intercepts. All core was sampled at 1.0 m intervals, except where a significant geological change occurred. Core was cut in half lengthwise using an electrical rock saw. Half of the sample was placed inside a labelled plastic sample bag. The remaining half was returned to the core box for archiving. Samples were then inserted into woven polypropylene bags prior to being transported by truck to the preparation and assay laboratory.

Roxgold Sango implemented logging into Maxwell LogChief data capture software in 2019, enabling the direct capture and traceability of logging data via dropdown menus and pre‐set codes to promote data hygiene. Prior to 2019, all logging was onto pre‐set excel spreadsheets before importation into the database. Reviews of the logging data and associated model interpretation are carried out on a regular basis by the site senior geological team and on each QP site visit.

Samples were submitted to ALS Global Laboratories (ALS) in Yamoussoukro for preparation and analysis. Core samples received by ALS are passed through a primary crush via oscillating jaw crushers to a >70% pass through a <2 mm size. The AC, RC and DD samples are then passed through a riffle splitter to achieve a 250 g split. The split material is pulverized in its entirety to a >85% pass through 75 µm. The pulp is then rolled on a plastic sheet for homogenization, and an aliquot is taken to fill a paper Geochem bag (approximately 200 g).

Prepared samples from the Yamoussoukro laboratory were shipped via commercial courier to ALS’s analytical facilities in either Ouagadougou, Burkina Faso, or Kumasi, Ghana.

Samples submitted for assay were analyzed by ALS by fire assay of a 50 g charge using an atomic absorption spectroscopy (AAS) finish (ALS code Au‐AA24). Samples returning >10,000 ppb Au were reanalyzed by fire assay of a 50 g charge with a gravimetric finish (ALS code Au‐GRA22). From December 2019, all samples with visible gold noted in drill hole logging or returning >50,000 ppb Au from the routine fire assay analysis, were also analyzed by the screen fire assay technique (ALS code Au_SCR24 – 106 µm metal screen) to determine the percentage of gold present in the coarse fraction versus the fine fraction. These analytical techniques are considered total and appropriate for the style of mineralization. Results of the screen fire analysis as of the effective report date indicate a reasonable correlation with the primary fire assay analysis.

ALS are independent of Roxgold Sango. ALS maintain certification in accordance with the most relevant quality certification standards for the activities which they undertake, namely ISO9001:2015 for survey/inspection activity and ISO 17025:2005 UKAS ref 4028 for laboratory analysis. Other than initial sample collection splitting and bagging at the Séguéla Mine, Roxgold Sango personnel and its consultants and contractors were not involved in the laboratory sample preparation and analysis.

Assay data are electronically reported from the laboratory in Microsoft Excel and pdf format and imported into the database after validation, along with the corresponding assay certificates.

The quality assurance/quality control (QAQC) program involves establishing appropriate procedures and the routine insertion of certified reference material (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Evaluation of the QA/QC data indicates that the analytical data are sufficiently accurate and precise to support the Mineral Resource and Mineral Reserve estimation.

1.7Data Verification

Site visits were completed. The QPs individually reviewed the information in their areas of expertise and concluded that the information supported Mineral Resource and Mineral Reserve estimation and could be used in mine planning and economic analysis that supports the operation.

1.8Mineral Processing and Metallurgical Testing

Roxgold Sango has undertaken comprehensive mineral processing and metallurgical testwork to characterize the metallurgical responses of mineral deposits from the Séguéla Mine and to support the development of a robust process flowsheet. Comminution and metallurgical testwork have been completed on samples from the Antenna, Agouti, Ancien, Badior, Boulder, Kestrel, Koula, Sunbird (open pit and underground), and Kingfisher deposits, as well as the Gabbro North prospect, representing both the principal sources of mill feed as well as selected satellite deposits.

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An early phase of metallurgical assessment was completed in 2018 by the previous project owner, Newcrest, through Leachwell assay testwork conducted on 61 drill core samples from hole SGDD001 at the Antenna deposit. Comparison of Leachwell assay results with conventional fire assay gold grades demonstrated a nearly 1:1 correlation, confirming that the ore is non-refractory and amenable to conventional cyanide leaching. These results provided the initial basis for adopting a Carbon-In-Leach (CIL) based processing strategy for the project.

Subsequently, a series of formal metallurgical testwork programs were completed at ALS Metallurgy in Balcatta, Perth, Western Australia, under the supervision of Roxgold and Roxgold Sango. These programs were conducted between 2019 and 2025 and encompassed progressive stages of project development.

The Antenna deposit was expected to constitute the primary source of mill feed in the initial years of operation. Accordingly, the Antenna deposit mineralization was examined more comprehensively and forms the basis for the selection of key process design criteria and flowsheet development. Comminution and metallurgical testwork on satellite deposits including Agouti, Ancien, Badior, Boulder, Kestrel, Koula, Sunbird, and Kingfisher deposits were undertaken to evaluate metallurgical variability responses relative to the primary Antenna deposit and to support Mineral Resource and Mineral Reserve estimation.

Tests conducted thus far include comminution testwork, head assays, mineralogical analysis, grind establishment, gravity gold recovery, cyanide leaching, flotation, carbon adsorption, oxygen uptake, preg‐robbing assessment, cyanide detox, sedimentation, rheology, and acid mine drainage.

The samples tested were reasonably competent, with Bond rod mill work indices ranging from 19.8 to 24.5 kWh/t. The Bond ball mill work indices varied from 12.9 to 21.1 kWh/t, with Sunbird and Agouti at the lower end of the range, indicating softer material. The results indicate that mineralization is amenable to a simple comminution circuit design.

Testwork demonstrated that leaching is substantially complete within 24 hours, with no evidence of preg-robbing or refractory characteristics in the metallurgical samples tested. Furthermore, the results indicate a rapid initial leaching rate, with more than 80% of the stage extraction achieved within the first two hours of cyanidation. Gravity concentration plays an important role in accelerating leach kinetics. The highest gold recovery was achieved in tests incorporating gravity recovery and elevated dissolved oxygen levels throughout the duration of the leach.

The mineralization tested across all deposits exhibited a degree of grind sensitivity with an optimal grind size of 75 µm selected for all extraction test work. The results of that program were very encouraging, indicating free milling of the ore with good leach kinetics and overall recoveries higher than 94% after 24 hours.

A single-stage semi-autogenous grinding (SAG) circuit, followed by gravity concentration and cyanidation of the gravity tailings, was adopted for the process plant.

1.9Mineral Resources

Roxgold Sango and Fortuna staff, under the supervision of the QP, completed Mineral Resource estimates for the Antenna, Ancien, Agouti, Badior, Boulder, Kestrel, Kingfisher, Koula, and Sunbird deposits based on the drill hole data available to June 30, 2025 and reported as at December 31, 2025, taking into account production-related depletion to this date.

The Mineral Resource estimates incorporate data from RC and DD holes comprising 397,938 m of drilling from 4,526 holes. Drill hole spacings range nominally from 50 x 50 m to 25 x 25 m within the modelled areas.

Modelling used a nominal cut‐off grade of 0.2 g/t Au to define mineralization volumes. Minimum downhole thicknesses required for inclusion were set at a nominal 2 m, with maximum internal dilution also set at 2 m.

Strings were generated for the Agouti, Boulder Ancien and Koula deposits using downhole assay data to enclose mineralized envelopes. Three-dimensional solid wireframes were then constructed using Surpac or Studio RM, imported into Studio RM, and validated to ensure that where the wireframes were intersected by a drill hole, the solids were “snapped” to the corresponding assay intervals.

Mineralized domains for the Antenna, Badior, Kestrel, Kingfisher and Sunbird deposits were modeled using the ‘vein’ function in Leapfrog Geo. Modelled domains were imported into Studio RM, validated to ensure volume integrity, and that wireframes were snapped to drilling.

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Geostatistical exploratory data analysis, variogram modelling and Mineral Resource model validation were conducted using Snowden Supervisor software.

The Mineral Resource model gold grades were estimated using a combination of ordinary kriging and inverse distance weighting methods and a multiple pass approach to inform the models. Grade estimates were visually validated by sectional comparison and through statistical approaches that encompass traditional validation methods, such as swath plots comparing composite and block model values for each deposit.

Models and drill hole data use the WGS84 (Zone 29N) coordinate system. The Antenna, Ancien, Badior, Kestrel, Kingfisher, Koula and Sunbird block models used parent cell sizes of 5 x 5 x 5 m while Agouti and Boulder were based on 10 x 10 x 5 m block sizes, oriented variously along the ordinate axes to best align with the strike of the mineralization, with subcelling used to ensure exact filling of the domain wireframes. After gold grades were estimated and densities assigned to the subcelled model, the blocks were regularized to the parent cell size to represent the planned selective mining unit (SMU) size.

Density values were assigned to the Mineral Resource models based on ascribed oxidization state and lithological unit, with mineralization being assigned the density of its predominant host. A density of between 1.2 and 1.8 t/m3 was assigned to transported and alluvial sediments, with a range of 1.8 and 2.5 t/m3 assigned to the oxidized weathered profile and a range of 2.67 and 3.20 t/m3 assigned to fresh rock lithologies.

The Mineral Resource estimates were reported constrained by pit optimizations generated in Deswik, and were based on the following parameters:

•	Assumed gold price of $2,600/oz.
•	Processing recovery of 93.5%, except Badior where a recovery of 91.5% was applied.
•

Antenna, Ancien and Koula were designed with inter-ramp angles of 24.1° to 38.1° for oxide and overburden materials, 42.9° for transitional material, and 59.6° for fresh material. Agouti, Badior, Boulder, Kestrel, Kingfisher and Sunbird pits were designed with inter-ramp angles of 30.6° to 38.1° for oxide, 42.9° for transitional, and 59.6° for fresh material.

•	Surface mining costs ranging from $3.09/t to $5.74/t based on the pit location relative to the run-of-mine (ROM) pad and average total processing costs (including G&A) of $37.49/t processed.
•	Selling costs which include:
o	8.6% royalty on revenue, comprised of 8% to the State, based on a gold price at the time of selling greater than $2,000/oz and 0.6% to Franco Nevada.
o	0.5% community development tax.
o	Refining and transport costs of $7.00/oz with a payability of 99%.

Drilling has demonstrated that mineralization continues at reasonable widths and elevated grades below the defined pits at the Ancien, Koula, Kingfisher and Sunbird deposits.

The underground potential below these four pits was tested using the mineable shape optimizer (MSO) tool within Datamine software.

Parameters used were the same as for the open pit estimates, except for the following:

•

A 1.89 g/t Au cut-off grade for the Sunbird deposit, 2.32 g/t Au for Koula and Kingfisher, and 2.41 g/t Au cut-off grade for the Ancien deposit based on historical operational costs at the Yaramoko Gold Mine, bench-marked against a first principal cost model exercise completed by Roxgold Sango.

•	Underground mining costs of $84.56/t.
•	1.8 m minimum mining width.
•	Total stope shape minimum mining width of 3.0 m.
•	20 m length stopes along strike and 20 m level spacing.
•	10 m minimum mineable stope strike length.

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The Mineral Resource models were classified into Indicated and Inferred Mineral Resource categories based on analysis of the following criteria: number of samples informing the estimate, sample spacing, average sample distance, kriging efficiency and slope of regression outputs, drill hole and sample QAQC thresholds, geological confidence in modelled interpretations, grade continuity, and level of geological understanding at each deposit.

The Mineral Resources are reported insitu, on a 100% basis, using the 2014 CIM Definition Standards, exclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Fortuna holds a 90% interest in the Séguéla Gold Mine.  The remaining 10% interest is held by the State of Côte d’Ivoire. A summary of the Mineral Resources is presented in Table 1.1.

Table 1.1 Mineral Resources exclusive of Mineral Reserves for the Séguéla Mine

Classification	Mining Method	Tonnes (Mt)	Au (g/t)	Au (koz)
Indicated	Open pit	3.18	2.03	207
	Underground	1.98	4.00	254
	Total Indicated Mineral Resources	5.16	2.78	461
Inferred	Open pit	6.58	1.91	403
	Underground	2.59	3.98	332
	Total Inferred Mineral Resources	9.17	2.50	736

Notes to accompany Mineral Resource table:

•	Mr. Eric Chapman, P.Geo., is the Qualified Person responsible for Mineral Resources, and is a full-time employee of Fortuna.
•	Mineral Resources are reported using the 2014 CIM Definition Standards.
•	Mineral Resources are reported on a 100% basis as of December 31, 2025. Fortuna holds a 90% interest in the Séguéla Gold Mine. The remaining 10% interest is held by the State of Côte d’Ivoire.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•

Mineral Resources potentially amenable to open pit mining methods are reported at gold grade cut-offs of 0.65 g/t Au for Antenna, 0.64 g/t Au for Koula, 0.66 g/t Au for Kestrel, Boulder, Sunbird, and Kingfisher; 0.68 g/t Au for Agouti; and 0.73 g/t Au for Ancien and Badior.  Mineral resources are constrained within optimized pit shells.

•

Underground Mineral Resources are reported within optimized stope shapes based on a longhole stoping mining method at cut-off grades of 1.89 g/t Au for Sunbird, 2.32 g/t Au for Koula and Kingfisher, and 2.41 g/t Au for Ancien.

•	Mineral Resources are based on a gold price of US$2,600/oz.
•	All figures have been rounded to reflect the relative accuracy of the estimates and totals may not add due to rounding.

Factors that could materially affect the estimates include changes in metal price and foreign exchange assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution, and mining recovery; and assumptions regarding continued ability to access the site, retention of mineral and surface rights titles, maintenance of environmental and other regulatory permits, obtaining Ministerial approval to include underground mining as a mining method; and obtaining approval to update its Environmental and Social Impact Assessment permit to include underground mining; and the social license to operate.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Resources that are not discussed in this Report.

1.10Mineral Reserves

The Mineral Reserve estimate has an effective date of December 31, 2025, and reported using the 2014 CIM Definition Standards.

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Mineral Reserves are based on conversion of Indicated Mineral Resources to Probable Mineral Reserves within the final pit designs guided by the ultimate pit shells generated from open pit optimizations at a gold price of $2,300/oz Au. Each deposit has undergone pit optimization, detailed mine design, mine scheduling, and cashflow analysis, demonstrating a technically achievable and economically viable mine plan supporting the Mineral Reserve estimate.

The Mineral Reserves are reported inclusive of mining dilution and mining recovery represented by regularizing the block models to an appropriate SMU size. For the underground Mineral Reserves, the estimate assumes a combination of longhole open stoping (LHOS) and long hole open stoping with selective cement rock fill (LHOS-CRF). The underground mine design was guided by orebody geometry, grade distribution and rock mass conditions, and included the establishment of an initial cut-off grade and application of Deswik stope shape optimizer (SSO) software to define economically mineable stopes for inclusion in the final stope designs.

Proven Mineral Reserves are estimated for stockpiled material. All Inferred Mineral Resources were treated as non-revenue generating waste rock.

Mineral Reserves are reported in Table 1.2 at the point of delivery to the process plant, using the 2014 CIM Definition Standards, on a 100% basis.

Table 1.2 Mineral Reserves for the Séguéla Mine

Classification	Mining Method	Deposit	Tonnes (Mt)	Au (g/t)	Au (koz)
Proven	n/a	Stockpile	0.63	1.39	28
		Subtotal	0.63	1.39	28
Probable	Open pit	Agouti	0.75	2.61	63
		Ancien	1.12	4.24	152
		Antenna	2.40	2.17	167
		Badior	0.40	4.25	55
		Boulder	0.53	1.88	32
		Kingfisher	3.50	2.28	257
		Koula	0.76	5.35	130
		Sunbird	2.41	3.31	256
		Subtotal	11.87	2.92	1,114
	Underground	Sunbird	3.47	3.60	401
	Subtotal		15.33	3.07	1,515
Proven + Probable Reserves			15.96	3.01	1,543

Notes to accompany Mineral Reserve table:

•	Mr. Raul Espinoza, FAusIMM (CP), is the Qualified Person responsible for Mineral Reserves, and is a full-time employee of Fortuna.
•	Mineral Reserves are reported using the 2014 CIM Definition Standards.
•	Mineral Reserves are reported in-situ, on a 100% basis as of December 31, 2025. Fortuna holds a 90% interest in the Séguéla Gold Mine. The remaining 10% interest is held by the State of Côte d’Ivoire.
•	Mineral Resources are reported from a regularized block model derived from the original sub-blocked model to account for artisanal mining dilution.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

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•

Open Pit Mineral Reserves are reported at an incremental gold grade cut-offs of 0.73 g/t Au for Antenna and Koula, 0.74 g/t for Sunbird, 0.75 g/t Au for Boulder and Kingfisher, 0.76 g/t Au for Agouti, and 0.83 g/t Au for Ancien and Badior deposits. These estimates are based on a gold price of US$2,300/oz, metallurgical recovery rates of 93.5% (except for Badior at 91.5%), ex-pit mining costs ranging from US$3.09/t to US$5.74/t, haul incremental ranging from 3.62 $/t to 10.06 $/t based on the pit’s geographical location in relation to the ROM Pad, processing costs of US$21.28/t, general and administrative (G&A) costs of US$16.21/t, and sustaining capital of US$4.37/t.

•

Underground Mineral Reserves are reported at breakeven cut-off grade of 2.14 g/t Au. The estimate is based on a gold price of US$2,300/oz, metallurgical recovery of 93.5%, processing costs of $21.82/t and G&A costs of 23.34/t, Underground mining recovery is estimated at 95% and 100% for sill drifts. A mining dilution factor of 10% has been applied for sill drifts, and a 0.5m dilution skin applied to underground stopes.

•	Totals may not add due to rounding.

Factors which may aﬀect the Mineral Reserve estimates include:

•	Metal price and exchange rate assumptions.
•	Changes to metallurgical recovery assumptions.
•	Changes to the input assumptions used to derive the mineable shapes applicable to the open pit mining methods used to constrain the estimates.
•	Changes to the forecast dilution and mining recovery assumptions.
•	Changes to the cut‐off grades applied to the estimates.
•	Variations in geotechnical, hydrogeological and mining method assumptions.
•	Obtaining Ministerial approval to include underground mining as a mining method.
•	Obtaining approval to update its Environmental and Social Impact Assessment permit to include underground mining; and the social license to operate

1.11Mining Methods

Eight deposits, Antenna, Ancien, Agouti, Boulder, Koula, Badior, Kingfisher and Sunbird, are scheduled for mining in the life-of mine-plan (LOMP). The overall mining and production strategy is designed to maintain production throughput of 1.75 Mtpa, by sequencing multiple open pits along with underground mining at the Sunbird deposit using LHOS and LHOS-CRF. Processing feed is scheduled based on grade, operational requirements, plant throughput and material characteristics.

The integrated mine schedule delivers approximately 16 Mt of ore at an average grade of 3.01 g/t Au to the process plant over a nine year-mine life.

Surface mining activities are carried out by a mining contractor using conventional drill and blast, load, and haul methods. Drilling and blasting are applied to oxide, transitional, and fresh mineralized material, as well as waste, followed by conventional truck and excavator operations for material movement within the pits. Limited free-digging has been assumed for some oxide material; however, drilling and blasting generally apply across all material types. Bench heights for both ore and waste are assumed to be 10 m, with ore blasted to a 5 m depth and extracted in two 2.5 m flitches, consistent with the capabilities of the mining equipment. Where practicable, 10 m bench heights are applied during high stripping phases at an appropriate stand off distance from known mineralization.

Open pit fleet requirements for execution of the 2026 LOMP include two 200-t excavators, one 120-t excavator, two 100-t excavators, two 80-t excavators, one 50-t excavator, and twenty-two 90-t haul trucks. The underground mining project envisages the use of three twin boom jumbos, two longhole drills, three LH517 loaders, and three TH663 haul trucks.

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For hub and near surface deposits, ore is hauled directly from the benches to the ROM pad using mining trucks. For more distant pits, including Ancien and Badior, ore is hauled to ex pit stockpiles and subsequently rehandled to the ROM pad using rigid tipper trucks. The mining contractor reclaims ore from the ROM stockpiles using a front end loader in accordance with a predefined feed plan to maintain the planned mill feed grade.

The integrated open pit–underground mining schedule incorporates a series of constraints to ensure that the schedule is practical and operationally achievable. Key constraints include a maximum open pit mining rate of 30,000 bank cubic meters (bcm) per day during the first two years (2026–2027), prior to the commencement of underground mining in 2028. Additional constraints include a maximum plant throughput of 1.75 Mtpa, a maximum ROM stockpile capacity of 1.0 Mt for lower-grade open pit material, an underground development rate limited to 12 m per day, and a maximum underground haulage capacity of 1,250 tpd from stopes.

1.12Processing and Recovery Methods

The processing facilities comprise a primary crushing circuit followed by a single-stage SAG milling circuit.

Ore is drawn from the ROM bin via an apron feeder, scalped via a vibrating grizzly with the undersize reporting directly to the crusher discharge conveyor and the oversize reporting to a primary jaw crusher for size reduction. All crushed and scalped material is conveyed to a surge bin that overflows to a dead stockpile.

The mill operates in closed circuit with hydrocyclones, with cyclone underflow returning to the mill feed. A portion of the cyclone underflow is fed to the gravity circuit for recovery of gravity gold. The gravity tailings flow to the cyclone feed hopper, while the gravity concentrates report to an intensive leach circuit. Gold in solution is recovered in a dedicated electrowinning system.

Screened cyclone overflow is thickened prior to the carbon-in-leach (CIL) circuit. Loaded carbon pumped from the CIL circuit is stripped by the split Anglo American Research Laboratories (AARL) method. The resultant gold in solution is recovered by electrowinning. Recovered gold sludge from the cathodes is filtered, dried, and smelted in a furnace to produce doré bars.

The QP considers process requirements to be well understood, and consistent based on the actual observed conditions in the operating plant. Operational data collected prior to the data cut-off date indicates consistently strong recovery, averaging 93.5%, at an average mill feed rate of 200 t/h and a head grade of 3.01 g/t Au. There is no indication that the characteristics of the material planned for mining will change and therefore the recovery assumptions applied for future mining are considered as reasonable for the LOMP.

1.13Infrastructure

The infrastructure and services adequately support the current operations and planned open pit operations, as well as the processing plant. This infrastructure consists of a process plant, a mine service area (offices, workshops, and a warehouse), a TSF, a water storage facility, waste rock dumps, mine access and haulage roads, an explosives magazine, an electrical grid connection, and an accommodation camp.

The tailings system consists of two parallel lines (one for tailings delivery and the other for process water return) and associated pumps. The TSF is a side‐valley storage formed by two multi‐zoned earth‐fill embankments with a high-density polyethylene (HDPE) geomembrane liner, designed to accommodate up to 27 Mt of tailings, and built using the downstream construction methodology. The TSF was designed to comply with the Australian National Committee on Large Dams (ANCOLD) guidelines and is transitioning to comply with the Global Industry Standard of Tailings Management (GISTM) criteria. The TSF has more than sufficient capacity for the new updated LOMP.

A water storage dam supplied with runoff water and mine dewatering is the main collection and storage pond for clean raw and make-up process water.

Power supply is through a connection to the Compagnie Ivoiriennne d’Electricite (CIE) grid by a 2,400 m tee into the 90 kV powerline from the Laboa to Séguéla substation. The Séguéla substation is fed via an existing 90 kV transmission line from the 225/90 kV Laboa substation. The Laboa substation is part of a 225 kV ring main system around the country where various sources of generation are connected and, being a large ring main, offers a great deal of redundancy at 225 kV. The grid supply from Côte d’Ivoire is, by world standards, economically priced and much more financially favorable than other options including self‐generation as the tariff is based on a mix of hydro and thermal generation with a large portion of hydro. However, in the event of power loss or power shedding from CIE, both the accommodation camp and processing plant is equipped with back-up generators.

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The QP is confident that all mine and process infrastructure and supporting facilities are included in the present general layout to ensure that they meet the needs of the mine plan and production rate.

1.14Market Studies and Contracts

Gold is a freely traded commodity on the world market for which there is a steady demand from numerous buyers.

The Fortuna financial department provides the mine with gold price projections for inclusion in budget and business plan preparations. Pricing is based on long‐term analyst and bank forecasts, with a gold price of $2,300/oz used for estimating Mineral Reserves and cash flow analysis and $2,600/oz for estimating Mineral Resources.

A contract is in place with METALOR Technologies S.A. for the receipt of gold doré from Roxgold Sango, to process/refine and either to buy or transfer the precious metal to a metal account designated by Roxgold Sango.

A contract is in place with Mota-Engil Cote d'Ivoire (Mota-Engil) to conduct mining services on behalf of Roxgold Sango and consists of ROM feed, mine development, grade control drilling, drill and blast, and load and haul activities.

Contracts are in place with Tseebo Solutions Group Proprietary Limited, Total Energies, Cote d’Ivoire Energies, Group 4 Securities and SGS laboratory testing services to provide catering services, fuel supply, power supply, security services, and metallurgical assaying and testing.

1.15Environmental Studies and Permitting

Roxgold Sango contracted the consulting firm Cabinet d’Etudes, Conseils d’Assistance et de Formation (CECAF) International to undertake the project baseline studies and compile the initial environmental and social impact assessment (ESIA) required to obtain the environmental decree. The ESIA identifies the potential social and environmental impacts of the development of the project and proposed mitigation measures. Part of the ESIA included the development of a conceptual resettlement action plan which was necessary for any physical or economic displacement of people or communities as a result of the project’s development as well as a conceptual mine closure plan.

Following environmental and social studies, public consultations, and governmental examination, the ESIA for the Séguéla Mine was approved by the Ministry of Environment and Sustainable Development by decree signed on September 22, 2020 (Decree No.00261/MINEDD/ANDE dated September 22, 2020, an ESIA approval for the exploitation of a gold mine in Séguéla department). This decree allowed the mine to be built and exploited in accordance with the conditions listed in the environmental permit application file and the decree.

A second ESIA was undertaken to permit the exploitation of new satellite open pits. Environmental and social studies commenced in 2024, with public consultations and examination by the applicable governmental authorities in 2025, resulting in approval by the ministry in charge of Environment through Decree N° 378/MINEDDTE/ANDE on August 8, 2025. This ESIA allows the Séguéla Mine to expand its open pit mining operations to cover a total of 10 open pit complexes (Ancien, Antenna, Agouti, Badior, Boulder, Kestrel, Kingfisher, Koula, Gabbro North, and Sunbird) and continue processing using its existing processing plant, TSF, and associated infrastructure.

A study was completed in 2025 on the potential for an underground mine in conjunction with an open pit mine at the Sunbird deposit, with a more detailed study planned in 2026. Based on these studies, Roxgold Sango plans to submit applications to the relevant authorities in 2026 to permit Sunbird underground mining, including updating existing ESIAs or undertaking a new ESIA for the underground project. Sunbird underground mining is anticipated to become fully permitted by 2027.

Artisanal and small-scale mining (ASM) activities in the Séguéla Project area and its surroundings can be characterized as unauthorized, dispersed, intermittent and unmechanized. As at the Report effective, there is no permanent illegal or authorized ASM settlements on the identified deposits of the Séguéla Mine or nearby, with only a few hundred ASM miners present from time to time in the Project area outside of the mining operation areas.

The implementation of a stakeholder management plan has ensured good relationships between Roxgold Sango and the local authorities, village leaders and landowners. In addition, regular monitoring of the occupancy of the land around the deposits and prospects and the intervention of the authorities to avoid the establishment of organized ASM has led to an effective control of the ASM activities in the Séguéla mining area.

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As at the Report effective date, the projected total cost required to close present and future infrastructure is $15.1 million as developed from the conceptual mine closure plans included in both ESIAs prepared by Roxgold Sango with the assistance of specialist consultants CECAF International and Trajectory. This estimate covers closure costs associated with all open pit deposits. Closure costs for underground mining at Sunbird will be estimated as part of the technical studies undertaken for the Sunbird underground ESIA planned in 2026 and 2027.

1.16Sustaining Capital and Operating Costs

Sustaining capital and operating cost estimates are based on the established cost experience derived from current operations, projected budgets, and quotes from manufacturers and suppliers. Overall, the cost estimation is of sufficient detail that, with the current experience of operating at the Séguéla Mine, Mineral Reserves can be declared.

The total sustaining capital cost through the LOMP is estimated to be $292 million. In addition, non-sustaining capital expenditures of approximately $15.8 million in 2026 and $36.1 million in 2027 are required to support underground mine development and associated infrastructure.

Sustaining capital cost requirements over the LOMP include mine development requirements for each deposit, waste capitalized stripping, minor mine equipment, plant equipment, permits and others to maintain the mine and plant facilities to ensure continuity of the operation. These capital costs are divided into four main areas: mine development, capitalized stripping, brownfields exploration, and equipment and infrastructure. Brownfield exploration involves the investigation of areas to increase confidence in estimated Mineral Resources with infill delineation drilling included in these costs.

Total estimated LOMP operating costs average $100.61/t processed for open pit operations and $129.18/t processed for underground operations.

1.17Economic Analysis

Fortuna is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 of Form 43‐101F1 ‐Technical Reports for technical reports on properties currently in production and where no material production expansion is planned.

The Mineral Reserve estimates in this Report are supported by a positive discounted cashflow for the period set out in the LOMP.

1.18Conclusions

The conversion of Mineral Resources to Mineral Reserves was undertaken using industry‐recognized methods, and estimated operational costs, capital costs, and plant performance data.

Under the assumptions presented in this Report, the Séguéla Mine has a positive cash flow, and Mineral Reserve estimates can be supported.

1.19Risks and Opportunities

Analysis of the results of the investigations has identified a series of risks and opportunities associated with each of the technical aspects considered for the development of the mining operation.

Opportunities include:

•

The Séguéla Project covers the entire greenstone belt exposure that hosts the Antenna, Ancien, Agouti, Badior, Boulder, Koula, Kestrel, Kingfisher and Sunbird deposits. Exploration over the Séguéla Project has the potential to expand known mineralization, advance known prospects to drill stage, and discover new prospects.

•

Selection of the most appropriate transition point from open pit to underground mining initially at the Sunbird deposit and potentially expanded to other deposits such as Koula and Ancien, has the potential to reduce waste movement, strip ratios and overall mining costs while increasing the proportion of higher-grade material mined.

•

Optimization of the mining strategy and sequence between deposits may result in operating cost savings applied across a larger scope as well as optimized mine designs and scheduling with the inclusion of underground mining operations.

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•

Optimization of the geotechnical assumptions for mine design could result in updated pit designs that contemplates mining less waste by reducing the strip ratio. Further geotechnical work will be completed to assess where there are opportunities to increase batter angles to 90˚ to achieve a steeper inter-ramp angle in fresh rock pit walls.

•	An increase in plant throughput to increase capacity from the current 1.75 Mtpa to 2-2.5 Mtpa. A study is currently underway to determine the optimal throughput expansion size.
•	Potential to implement a new system whereby the supernatant pond is decanted via a barge equipped with submersible pump instead of the current decant tower fixed locations.
•

Diversion ditches for new open pits such as Agouti, Badior, Boulder, Kingfisher and Sunbird, where practical, can limit runoff from entering the pit crests and prevent instabilities for the transported or oxide materials.  Furthermore, diversion ditches should help mining operations be more productive with less sump pumping interruptions during the rainy season.

•

Maximize the benefit of the operation for local communities as an opportunity for social and economic development, including social infrastructures, professional skills and all the other aspects of the Sustainability Development Goals where possible.

•

A good working relationship with local government, state services, traditional authorities, communities and other stakeholders such as the artisanal miners, is in place due to the quality of the early stakeholder’s engagement in the project. The opportunity to strengthen these existing relationships will help mitigate the risks associated with unmet expectations amongst the community and other stakeholders.

Risks include:

•

The ability to obtain an amendment to the existing ESIA or obtain a new ESIA to permit underground mining, and Ministerial approval to include underground mining as a mining method, at the Sunbird deposit. The LOMP assumes that all requisite approvals and permits for the commencement of underground mining at Sunbird deposit will be obtained. While it is believed that such approvals and permits can be obtained in a timely manner and on acceptable terms, there is no certainty that this will be the case. A delay in permitting would require adjustments to the LOMP.

•

The Government of Cote d’Ivoire has indicated its intention to introduce a new Mining Code. There can be no assurance that a new Mining Code will not include changes to the tax, fiscal and royalty provisions of the existing Mining Code that could impact cut-off grades used for reporting Mineral Resources and Mineral Reserves and estimation of cash flows in the economic analysis.

•	Changes to governmental regulations.
•	Changes to environmental, permitting and social license assumptions.
•	Changes to metal price assumptions.
•	Changes to the technical inputs used to estimate gold content (e.g. bulk density estimation, grade interpolation methodology).
•	Geological interpretation (e.g. dykes and structural offsets such as faults and shear zones).
•	Depletion due to artisanal mining activities.
•	Changes to geotechnical, hydrogeological, and mining assumptions, including the minimum mining thickness; or the application of alternative mining methods.
•	Changes to process plant recovery estimates if the metallurgical recovery in certain domains is less than currently assumed.
•

Change to the project’s revenue and cost assumptions could result in smaller final pit designs, uneconomic underground stopes, a shorter mine life, less ROM tonnes fed into the crusher, and less ounces produced. The operation is most sensitive to gold price, and a significant drop in gold price will likely result in a revised LOMP.

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•

The contractor’s rates in open pit mining take into consideration standard wet seasons as a component of the mining services contract. Extended periods of wet season are a risk for the contractor’s ability to deliver the mine plan. An adequate stockpile of ore will be maintained on the ROM pad and in low grade stockpiles to enable plant operations to continue during wet periods.

•	The risk of pit flooding is de-risked by the muti-pit nature of the Séguéla Mine. In the event of a flooded pit, mining will commence in next priority pit stage with a similar waste stripping ratio.
•

There is a possibility that during mining of initial pit stages that a decision is made to adjust the final pit wall designs. This could result in an increased waste stripping ratio, a shallower truck floor, and/or a reduction in ROM tonnes and ounces.

•

For the Sunbird underground deposit, overall extraction strategy is considered appropriate based on three-dimensional non-linear finite element analyses, which assume a base case scenario of no sill pillars. This assumption will require validation based on observed ground conditions during mining. Should instability be encountered, the extraction strategy would need to be reviewed and adapted, potentially the incorporation of sill pillars.

•	Comprehensive hydrogeological data are not available for all pits within the LOMP. Additional pit dewatering design and costs may be incurred once more data is available.
•	For the Sunbird underground deposit, potential water inflows from the transitional rock mass require further evaluation to confirm the magnitude of risk and to define appropriate mitigation measures.
•

Cost inflations of labor, diesel, explosives, and mining equipment are possible over the LOMP and could adversely affect operating costs. In addition, the grade distribution within the Sunbird underground is locally variable and includes material near the cut-off grade. If underground mining costs increase under the selected mining method, portions of the underground stopes could become uneconomic, which may have a negative impact on the LOMP.

•

Wet season construction should be avoided for TSF downstream raises. Therefore, TSF dam raises must be completed in advanced, during the dry season, to prevent the risk of storage capacity of the TSF being exceeded during the wet season.

•

There is a low risk that water seepage from the TSF may contaminate ground water. This risk is mitigated with the use of the HDPE liner underlain by a compacted low permeability subgrade “soil” layer. Additionally, underdrainage seepage is monitored monthly and no supernatant and cyanide has been detected downstream as of the effective date of this Report.

•

The availability and reliability of the grid power supply present a risk that has been mitigated through the procurement of emergency generators in 2024 to provide back-up power. The emergency generator system has been operational intermittently and in 2025, had an approximate utilization of 9%. Extended use of diesel generation could have an impact on power costs, though this is partially mitigated by the 6 MW photovoltaic solar power plant that is planned to come online in 2026.

•

Serious road accidents are a risk throughout most of West Africa. This is contributed to by poorly maintained roads, poor lighting after sunset, poorly maintained and operated vehicles, and poor separation between vehicles and pedestrians. Strictly enforced procedures have been put in place to reduce this risk, including mandating the use of professional drivers and restrictions on driving at night. The risk of road accidents will always be present.

•

Dangerous goods transport, and particularly the transport of cyanide, is managed carefully. Cyanide is transported in accordance with International Cyanide Management Code guidelines with vehicles escorted between the port and site.

•	Endemic diseases are monitored, with a malaria management plan in place to control standing water and mosquito populations.

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•

The nearby communities have expectations relating to job creation, community development and improvement in services and infrastructure. Meeting these expectations and minimizing impacts to regional infrastructure and community livelihood is a challenge resulting in possible dissatisfaction with Roxgold Sango and the associated risks of community action against the mining operation and loss of social license to operate. Roxgold Sango minimizes this risk with its well‐established social management plans relating to community development and stakeholder engagement. Roxgold Sango’s local training and recruitment plans optimize the benefits associated with the operation. Furthermore, the government’s mining community development fund ensures a direct investment in the development of the communities.

1.20Recommendations

Analysis of the results and findings supports several recommendations for further investigations to mitigate risks and improve the base case considered during the operation of the mine. Each recommendation is not contingent on the results of other recommendations and can be completed in a single phase, concurrently. A summary of the recommendations is as follows:

1.20.1Exploration

•

Additional definition drilling (infill and extension) where applicable, in order to support potential upgrade of some or all of the Inferred Mineral Resources and extend the known mineralization at an estimated drill cost of $1.2 million for a total of 6,800 m of RC and core drilling. Drilling costs include all assays, site clearing, work- and standby times as well as actual drilling costs.

•

Target down‐dip underground potential at each deposit, in particular Ancien, Koula and Sunbird at an estimated drilling cost of $2.7 million for a total of 14,000 m of core drilling. Drilling costs include all assays, site clearing, work- and standby times as well as actual drilling costs.

•

Review and re‐rank existing regional exploration results and prospects followed by selective drill testing of those proximal to the defined Mineral Resource estimates with a drill program estimated at $3.7 million for a total of 22,000 m of aircore, RC and core drilling. Drilling costs include all assays, site clearing, work- and standby times as well as actual drilling costs.

•

Detailed structural analysis of all deposits, based on high‐quality oriented drill core, with a view to developing exploration models for analogue or related systems elsewhere within the Séguéla Project. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

1.20.2Mining

•

Ongoing collection of geotechnical data is required to further refine the geotechnical model, to confirm assumptions made as inputs in this assessment, and to review performance of slopes, batters, and spill berm widths during operations. This recommendation will be completed in-house annually with existing personnel and will not incur an additional cost above regular mine operating costs.

•

Ongoing assessment of slope, batter and spill berm width performance. This recommendation will be completed in-house annually with existing personnel and will not incur an additional cost above regular mine operating costs.

•

Conducting detailed waste rock dump sequencing to increase discounted cashflow. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

•

Reviewing drill and blast parameters in consultation with the mining contractor to identify potential areas of improvement. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

•

Continue to collect samples from the existing open pits and future deposits for acid base accounting (ABA) testing to confirm / verify ore (tailings) and waste rock materials are non-acid forming as per previous studies. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

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•

Further optimizations of the mining strategy as well as optimized mine designs and scheduling resulting in a reduction in stripping ratio and overall project waste movement requirements to improve mine economics for open pit deposits. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

•

Optimization on the open pit and potential underground mining transition of the Koula and Ancien deposits. Review the optimal transition point from open pit to underground. This recommendation will be completed in-house with existing personnel with the assistance of outside consultants to complete the study. This recommendation will cost approximately $150,000.

•

Study the modifying factors applicable to underground mining at the Ancien and Koula deposits to investigate the potential for converting underground Mineral Resources to Mineral Reserves, including metallurgical test work, geotechnical drilling and study and hydrogeology study. Activities will be completed in-house with existing personnel with assistance from outside consultants to complete the study. This recommendation will cost approximately $850,000.

•

Ongoing detailed study be completed for Sunbird underground project, which includes additional geotechnical testwork and analyses, geotechnical investigations focused on the proposed boxcut portal location, and hydrogeological modelling and testing to support project development and construction. This recommendation will cost approximately $2,000,000.

•

In underground ventilation, investigate potential increases on airway dimensions to enhance total airflow and ventilative cooling capacity under potential high-temperature operating conditions. This evaluation is intended to determine whether acceptable underground thermal conditions can be achieved without the need for a refrigeration plant, which would materially increase capital and operating costs. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

•

It is further recommended that additional field based hydrogeological investigations be conducted at the Sunbird deposit, including drilling and hydraulic testing of boreholes intersecting identified thrust fault structures. This work should aim to better characterize potential groundwater inflows that could be encountered by future open pit and underground workings in Sunbird. Fit for purpose pumping tests are also recommended to assess fracture connectivity and groundwater behavior in the area. This recommendation will cost approximately $400,000.

1.20.3Processing

•

Conduct a study to evaluate potential throughput expansion options by reviewing current plant operational data to identify bottlenecks and develop solutions to address them. The estimated cost of this study is approximately $450,000.

1.20.4Geotechnical and Tailings Management

•

Revise conceptual in-pit TSF deposition study with further pit pushback information combined with sterilization drilling to update additional storage capacity (current Antenna capacity is 3.5 Mt).  In-pit deposition will potentially provide operational cost savings compared to raising the current TSF downstream. This will require a budget of about $30,000.

•	Determine the required TSF buttress size to decrease the consequence classification as per GISTM guidelines. The study is estimated to cost approximately $50,000.
•

Further GISTM work is recommended, such as revising the dam break analysis once the TSF design is updated, update FMEA as per above and updating of the Operation, Monitoring and Surveillance manual, Trigger Action Response Plan and Emergency Preparedness Response Plan documents is required at an estimated cost of $50,000.

•	As per GISTM requirements, ongoing visits by the ITRB and follow-ups are recommended at an estimated cost of $30,000.

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1.20.5Water Management

•

Diversion ditches will be required for new open pits such as Agouti, Badior, Boulder, Kingfisher and Sunbird where practical to limit runoff from entering the pit crests to prevent instabilities for the transported or oxide materials.  Furthermore, diversion ditches should help mining operations be more productive with less sump pumping interruptions during the rainy season.  Estimated costs for diversion ditches will vary and will be field fitted by Roxgold Sango and the mining contractor.

•

Site-wide ongoing water balance updates are required, including to support a potential plant production increase to ensure processing has sufficient water resources.  In 2025, a risk and opportunities study was completed that provided options for more water storage to be considered once the potential size of a process plant expansion is confirmed. The estimated cost of this study is approximately $30,000.

1.20.6Environmental and Social

•

Continue climate data collection on site to establish variation between the mine site and other long‐term monitoring data sources. This will be completed using existing resources and is part of the normal operating cost.

•

Continue to engage effectively with all the stakeholders as the mine develops, including those concerned by the impact on regional infrastructure. This will be completed using Roxgold Sango resources as part of normal operating costs.

•	Ensure that the land access and Resettlement Action Plan are executed according to the agreements signed with all the stakeholders concerned.
•	Continue to perform periodic geochemical testing of the plant tailings and mine waste rock to assess their acid rock drainage and metals leaching potential to confirm initial Project assessments.
•

Cover designs or dust suppression trials be considered for the waste rock dumps and tailings facilities to minimize the generation of windblown dust from the surface of these facilities. This will be completed utilizing the Roxgold Sango resources and part of normal operating cost.

•

Commission a study to evaluate the environmental, social and financial benefits of doing progressive rehabilitation during the life of mine, including the usage of the pits as waste rock dumps utilizing the projects resources and part of normal operating cost. This can reduce the footprint of the infrastructures and their impacts especially on the biodiversity and community land usage, while saving capital and closure costs. The closure plan should be updated regularly based on the findings and collected field data.

[End of Extract of Summary from Séguéla Technical Report]

See “2026 Developments” for a description of activities conducted subsequent to the effective date of the Séguéla Report.

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Schedule “B”

MATERIAL PROPERTIES

Lindero Mine, Argentina

The following is the Summary from the technical report (the “Lindero and Arizaro Technical Report”) entitled “Fortuna Silver Mines Inc.: Lindero Mine and Arizaro Project, Salta Province, Argentina” with an effective date of December 31, 2022 prepared by Eric Chapman, P.Geo., Raul Espinoza, FAusIMM (CP), Mathieu Veillette, P.Eng., P.E., and Dmitry Tolstov, MMSA(QP).  This Summary is subject to certain assumptions, qualifications and procedures described in the Lindero and Arizaro Technical Report and is qualified in its entirety by the full text of the Lindero and Arizaro Technical Report which is available for viewing on SEDAR+ at www.sedarplus.ca and is incorporated by reference in this AIF, and is also filed with the SEC on EDGAR (available at www.sec.gov).  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Lindero and Arizaro Technical Report.

1.1Introduction

This Technical Report (the Report) on the Lindero Mine and Arizaro Project in Salta, Argentina (the Property or the Lindero Property), has been prepared by Mr. Eric Chapman, P.Geo, Mr. Raul Espinoza, FAusIMM, Mathieu Veillette, P.Eng, and Dr. Dmitry Tolstov, MMSA QP, for Fortuna Silver Mines Inc. (Fortuna) in accordance with the disclosure requirements of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101). The Report discloses updated Mineral Resource and Mineral Reserve estimates, including the maiden estimation of Inferred Resources for the Arizaro Project, as well as details on the start of operations at the Lindero Mine.

1.2	Property description, location and ownership

The Property is located in the Argentine puna, a cool, arid zone with a minimum elevation of approximately 3,500 to 4,000 m. The climate is generally dry and windy; it can be cold and snowy during storms.

The Lindero Property is located 260 km due west of Salta, Argentina, the main service center of the region, at latitude 25° 05’ south and longitude 67° 47’ west. Drive time from Salta to the Property is approximately 7 to 7.5 hours, over a road distance of 420 km. The nearest town to the Property is Tolar Grande (population 250) located 75 km to the northeast.

The Property can be accessed via either road or by airplane. Access by road is via National Route 51, which passes through the towns of San Antonio de Los Cobres and Olacapato; and Provincial Route 27, via Pocitos and Tolar Grande. Access by plane is via charter flights that are scheduled three times a week from Salta to a runway strip located at the Salar de Arizaro, less than 10 kilometers from the mine. The flight takes approximately 35 minutes.

The Lindero Property contains two known porphyry gold-copper deposits. The Lindero Deposit which is the focus of current mining activities described in this report (the Lindero Mine); and the Arizaro Deposit which is located 3.2 km southeast of the Lindero Mine.

The mineral tenement holdings cover 3,500 ha, and comprise 35 pertenencias, each of 100 ha, which are constrained by Gauss Kruger Posgar co-ordinates generated by survey. Tenure is held in the name of Mansfield Minera S.A. (Mansfield), an indirectly wholly-owned subsidiary of Fortuna. There is no expiry date on the pertenencias, providing Mansfield meets expenditure and environmental requirements, and pays the appropriate annual mining fees.

A three percent provincial royalty “boca mina” is payable on revenue after deduction of direct processing, commercial, general and administrative costs. There are no royalties payable to any other third party.

Surface rights are owned by the provincial state (Propiedad Fiscal) of Salta. There are no reservations, restrictions, rights-of-way or easements on the Property to any third-party. Mansfield holds a registered camp concession, and a granted and surveyed access right-of-way. Water permits and rights of access to the Property are guaranteed through water and access licenses granted by the Mining Court of Salta.

In addition, Mansfield holds one mining concession and eight easements that cover the mine infrastructure (including the camp, plant, open pit, leach pad, and waste dump).

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1.3	History

Gold–copper mineralization associated with potassic alteration was first discovered at the Property by Goldrock Mines Corp. (Goldrock) geologists in November 1999, and led to claim staking.

The area was explored using reconnaissance and detailed geological mapping, soil geochemistry (talus fines), trench sampling and mapping during 2000 and early 2001. As a result of this work, mineralization at what is now the Lindero and Arizaro deposits was identified in September 2000.

From April 2002 to March 2003, Rio Tinto had an option on the Property with Goldrock, during which time additional exploration including drilling was conducted at both Lindero and Arizaro with follow-up metallurgical testwork undertaken using Lindero core samples. An in-house preliminary Mineral Resource estimate for the Lindero Deposit was performed. As the tonnage and grade estimate did not meet Rio Tinto’s corporate targets, the option was not exercised.

Goldrock resumed as project operator, and between 2005 and 2013 completed additional exploration and drilling at both the Lindero and Arizero deposits, but with a focus on progressing the technical potential of mining Lindero. Based on this, a Pre-Feasibility Study for the Lindero Deposit was completed by AMEC in 2010, assuming a production throughput of 30,000 tonnes of ore per day (AMEC Americas Ltd., 2010a; 2010b). In 2012, Goldrock commissioned Kappes, Cassiday & Associates (KCA) to complete a Feasibility Study using a reduced throughput of 18,750 tpd.

In 2015, Goldrock commissioned KCA to work with local engineering firms in advancing the engineering design for the Lindero Project to a basic engineering level and update the 2013 Feasibility Study. A new Feasibility Study incorporating these design changes, additional metallurgical testwork, and updated costs and gold price assumptions was filed by KCA in 2016 (KCA, 2016a).

In July 2016, Fortuna acquired all of the issued and outstanding shares of Goldrock, making Mansfield a wholly-owned subsidiary of Fortuna (Fortuna, 2016). Upon completion of the transaction, Fortuna continued to advance the optimization of the 2016 Feasibility Study through additional drilling as well as conducting tradeoff metallurgical tests and detailed engineering revisions with the objective of reaching a construction decision for the Lindero Project (Fortuna, 2017).

Fortuna continued the exploration of the Arizaro Deposit while progressing the technical studies and construction activities at Lindero with diamond drill programs executed in 2018, 2021 and 2022 culminating in the estimation of Mineral Resources as detailed in this Report.

Mining activities commenced at Lindero in September 2019 (Fortuna, 2019) with first placement of ore on the leach pad in July 2020 (Fortuna, 2020a) and doré production in October 2020 (Fortuna, 2020b). Total production since October 2020 through December 31, 2022 is estimated as 228,939 oz of gold doré bars.

1.4	Geology and mineralization

In the Central Andes, the altiplano or puna is a high plateau of more subdued relief between the Eastern Cordillera, a rugged region usually rising to between 3 km and 4.5 km, and the Western Cordillera, which is a high spine of mountains that may reach as much as 5 km in height. The Arizaro Volcanic Complex consists of two superimposed concentric volcanic centers, the Arizaro and the Lindero cones, located in the Archibarca volcanic arc at the southern margin of the Salar de Arizaro basin. Basement rocks crop out to the north of the Lindero Deposit and consist of coarse-grained Ordovician granites uncomformably overlain by Early Tertiary red bed sandstones. The Lindero–Arizaro complex, a series of diorite to monzonite porphyritic stocks, intrudes these units.

Lindero and Arizaro are examples of gold-rich porphyry copper deposits as described by Sillitoe (2000). More specifically, they show affinities with the porphyry gold deposit model (Rytuba and Cox, 1991; also termed dioritic porphyry gold deposits by Seedorff et al., 2005). These are exemplified by the Refugio, Cerro Casale, Marte, and Lobo gold deposits of the Miocene-age Maricunga belt, Chile, approximately 200 km south of Lindero. Vila and Sillitoe (1991) and Muntean and Einaudi (2000, 2001) described those deposits in detail.

The deposits of the Property area are considered to be examples of porphyry-style deposits, in particular gold-rich porphyries based on the following:

•High level (epizonal) stock emplacement levels in magmatic arc.

•High-level stocks and related dikes intrude their coeval and cogenetic volcanic piles. Intrusions range from fine through coarse-grained, equigranular to coarsely porphyritic.

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•Mineralization in or adjoining porphyritic intrusions of quartz diorite/monzonite composition.

•Mineralization is spatially, temporally, and genetically associated with hydrothermal alteration of the intrusive bodies and host rocks.

•Gold–copper mineralization formed during intrusion of multiple phases of similar composition intrusive rocks.

•Large zones of quartz veining, stockwork mineralization, and disseminated pyrite.

•Tenor of gold and copper grades, i.e., large tonnage but low grade.

The weathered oxidation zone at Lindero is generally poorly developed and averages 44 m in thickness, while at Arizaro the oxidation zone is even less pronounced being just a few meters in thickness.

1.4.1Lindero Deposit

Mineralized zones at the Lindero Deposit form a semi-circular shape about 600 m in diameter which extends to a depth of 600 m, consisting of four different zones at the surface. The distribution of gold–copper mineralization at Lindero shows a strong relationship to lithology, stockwork veinlets, and alteration assemblages. Higher grades of gold–copper (approximately 1 g/t Au and 0.1 % Cu) are commonly associated with sigmoidal quartz, quartz–magnetite–sulfide, biotite-magnetite–chalcopyrite, magnetite–chalcopyrite and quartz–limonite–hematite stockworks that are strongly associated with K-feldspar alteration. This association is very common in the east zone of the deposit, where the highest gold grades occur. At other locations where one or more stockwork types are missing or the intensity of fracturing is lower, mineralization tends to be weaker and the grades of gold tends to be lower (approximately 0.4 g/t Au).

At the Lindero Deposit, native gold and electrum are finely disseminated in subparallel to stockwork quartz + sulfide ± magnetite ± anhydrite veins and in some cases in matrices of hydrothermal breccias. Magnetite is common to abundant in mineralized zones. These mineralized stockworks and potassic alteration are interpreted to have formed as the result of degassing of the early intrusive bodies. Fluid pressures during degassing triggered fracturing of the intrusions and wall rock, allowing gold-rich fluids to circulate and precipitate, forming a gold–copper orebody. Later intrusions resulted in weak to moderate gold–copper mineralization forming mostly along and immediately fringing these intrusive contacts. Finally, post mineralized intrusives were overprinted onto the north and west of the deposit.

Gold mineralization at Lindero is characterized by native, free-milling gold associated with chalcopyrite and/or magnetite grains with rare interstitial quartz.

1.4.2Arizaro Deposit

The Arizaro volcanic center is characterized by fine- to medium-grained hornblende diorite to monzonite porphyritic stocks. The Arizaro Deposit is dominated by a main, moderately to strongly mineralized intrusive unit that crops out in the central part of the prospect area. It consists of fine hornblende porphyritic diorite intruded by several stocks, dikes, igneous-cemented breccias and hydrothermal breccias. Smaller stocks are exposed in a few areas. Dikes of andesitic and dacitic composition are generally distributed radially to the main intrusive unit.

Several alteration assemblages are noted in the Arizaro Deposit area. Alteration patterns are semi-concentric and asymmetric, with a core of moderate to strong potassic alteration including zones of K-feldspar-rich magnetite–silica alteration. An incomplete rim of chloritic alteration is developed outboard of the potassic alteration. In the southeast part of the deposit, intermediate argillic alteration has formed and overprints potassic alteration. Sericitic and very weak argillic alteration (hydrolytic alteration) has developed in the volcanic tuffs. To the south and west of the deposit, chloritic alteration passes directly to propylitic alteration. An actinolite–magnetite alteration assemblage forms in the eastern part of the deposit area.

The Arizaro Deposit has mineralization styles with copper–gold grades that are strongly correlated with different alteration assemblages. Mineralization is mainly associated with potassic alteration. This occurs generally in multi-directional veins, vein stockworks and disseminations. In some areas, the vein density is high, forming vein stockworks in the intrusive rocks. These vein stockworks are limited to magnetite–biotite veinlets, quartz–magnetite–chalcopyrite veinlets, late magnetite breccias and in late-stage mineralization events, anhydrite–sulfide veinlets. Chalcopyrite and bornite are the main copper minerals. Gold is mainly associated with chalcopyrite, quartz, and anhydrite veinlets. Coarse gold was observed and confirmed with X-ray diffraction analysis in the University of Neuquen, Argentina, laboratory.

Understanding of the geological setting and model concepts for Lindero and Arizaro is adequate to provide guidance for exploration and development of the deposits.

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1.5	Exploration, drilling and sampling

Multiple exploration programs have been conducted by Rio Tinto, Goldrock and Fortuna on the Lindero Property all under the management of Mansfield.

Exploration drilling comprises 233 diamond drill holes totaling 46,987 m at the Lindero Deposit, as well as 65 diamond drill holes totaling 16,165 m at the Arizaro Deposit that has been conducted over the last twenty years. Ground conditions are good with core recovery generally above 90 percent. Collars for all holes drilled since 2005 have been surveyed using differential GPS. Coordinates are projected on the WGS 84 Datum ellipsoid and calibrated according to the position of Geodetic point IGM N° PR-02-015, located a few kilometers from the Property. The results are available in geographic co-ordinates and in metric co-ordinates (UTM and Gauss Kruger), using the WGS 84 datum.

During Rio Tinto’s exploration drilling campaign in 2002, undertaken by Connors Drilling, no downhole surveys were completed despite the fact that many of the holes extended beyond 300 m in depth. Holes drilled during the first Goldrock campaign were not originally downhole surveyed either. In June 2006, GEC-Geophysical Exploration & Consulting S.A. (GEC) was contracted by Goldrock to perform borehole surveying services with a Reflex Maxibor II System 3™ Probe (Maxibor™), which is not affected by magnetism. In 2008, Goldrock detected that the Maxibor™ surveys showed an unacceptably large deviation in the drill holes and a decision was made to re-survey all holes that showed a deviation of more than 5 percent. Comprobe Chile Ltd. (Comprobe) was contracted to re-survey the holes considered by Goldrock as having incorrect downhole deviations. A surface-recording gyroscopic instrument was used, and orientation and dip parameters were recorded every 10 m. For the 2016 to 2022 drilling campaigns, downhole surveys were conducted by the drilling contractor using Reflex™ gyroscopic equipment with readings taken at 5 to 10 m intervals.

All core was logged for geology and geotechnical characteristics. All logging was digital and has been incorporated into the Maxwell DataShed™ database system. Data was  recorded initially with Excel™ templates, and later with Maxwell LogChief™ application using essentially the same structure. Separate pages were designed to capture metadata, lithology, alteration, veins, sulfide–oxide zones, sulfide–oxide surfaces, minerals (sulfides, oxides, and limonite), sulfates, structures (contacts, fractures, veins, and faults with attitudes to core axis), magnetic susceptibility, and special data (samples collected for geochemistry, thin section examinations, the core library, skeleton core, etc.). Intensity of alteration phases was recorded using a numeric 1 to 4 scale (weak, moderate, strong, complete); abundance of veins and most other minerals were estimated in volume percent.

Core samples are marked and collected on 2 m intervals that honor lithological boundaries. Samples weigh between 4 and 8 kg depending on core diameter and recovery. Channel samples were collected using a rock saw to cut a 2 x 3 cm channel in exposed bedrock in trenches and road cuts. The material was removed from the channel with a chisel. Sample preparation for most samples consisted of crushing to 70 percent passing 10 mesh and pulverization to 95 percent passing 150 mesh. Density samples are routinely collected by Mansfield personnel from drill core on approximate 10-m intervals. Samples consist of pieces of core approximately 7 cm in length and weighing between 93 g and 408 g.

All samples collected by Mansfield personnel were assayed for gold using a 30 g fire assay–atomic absorption (FA-AA) finish and a second aliquot was selected for copper analysis using aqua regia digestion and AA analyses. For the drill samples only, a full suite of trace elements was analyzed using an aqua regia digestion followed by inductively-coupled plasma (ICP) analysis. Assay results and certificates were reported electronically by e-mail.

Fortuna samples were sent to the ALS Global sample preparation facility in Mendoza, Argentina. Following drying at 55°C, the samples were weighed and the entire sample crushed using a two-stage method, first with a jaw crusher to 1 cm, and then by cone crusher to 70 percent passing 10 mesh. The entire crushed sample was then pulverized to a minimum of 95 percent passing 80 mesh. Pulverized samples were then split using a riffle splitter to generate a 300 g subsample that was pulverized to 95 percent passing 150 mesh. This subsample was then split again using a riffle splitter to generate three 100 g samples.

All samples were sent to accredited laboratories independent of Rio Tinto, Goldrock and Fortuna.

Implementation of a quality assurance/quality control (QAQC) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of standard reference material (SRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Fortuna implemented a full QAQC program to monitor the sampling, sample preparation and analytical process since 2016 in accordance with its companywide procedures. The program involves the routine insertion of SRMs, blanks, and duplicates. Evaluation of the QAQC data indicate that the data at both deposits are sufficiently accurate and precise to support Mineral Resource estimation.

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The Arizaro and Lindero deposits were discovered in 1999 and 2000, respectively, as a result of a regional program of exploration. Major exploration programs conducted since discovery at the Property include:

•	Goldrock campaign: August 2000 to October 2001, which included geologic mapping, soil sampling, and trench sampling.

•Rio Tinto campaign: May 2002 to February 2003, which included road sampling, geophysics (43 km of ground magnetics and 11 km of induced polarization (IP)), and drilling (10 holes for a total of 3,279 m at Lindero and 2 holes for a total of 629 m at Arizaro).

•Goldrock campaign: October 2005 to January 2008, which included geologic mapping and modeling, trenching, and a significant drilling program and metallurgical testwork at Lindero (106 holes for a total of 30,024 m).

•	Goldrock campaign: September 2008 and August 2010 to November 2010, which consisted of additional drilling and metallurgical testwork at Lindero (23 holes) for the Pre-Feasibility Study.
•	Goldrock campaign: May 2010 and February 2013 consisting of a drilling program and bottle roll tests at Arizaro (27 holes for a total of 8,225 m).
•	Fortuna campaign: September 2016 to December 2016 consisting of 8 holes for metallurgical samples, 2 holes for geologic interpretation and 2 twin holes, all targeting the Lindero Deposit.
•

Fortuna campaign: May to July 2018 consisting of 61 vertical holes for improved geological and grade estimation of material proposed for mining at Lindero, and from 2019 to 2021 to obtain fresh material for metallurgical samples.

•	Fortuna campaign: July to September 2018 consisting of 12 holes to define the geology and mineralization characteristics of the magnetite breccias at the Arizaro Deposit.
•

Fortuna campaign: March to April 2021, consisting of 18 holes focused on the areas planned for mining at Lindero in 2022. The purpose for the drilling campaign was similar to that for 2018, with 5 holes drilled to source samples for metallurgical column testing.

•	Fortuna campaigns: October to December 2021 and April to July 2022 consisting of additional exploration drilling at Arizaro (24 holes for a total of 5,133 m).
•

Fortuna campaign: March to April 2022, consisting of 10 holes for improved geological understanding focused on areas planned for mining at Lindero in 2023. The campaign included 3 holes drilled to source samples for metallurgical column testing.

The Lindero Deposit is a gold-rich porphyry with low-grade mineralization permeating throughout the deposit, making the calculation of true thickness impossible as no definitive across strike direction exists. The mineralization appears to be annular in shape at surface due to the intrusion of barren to low-grade intrusive rocks into the core of the system, but this circular shape is not representative of true thickness.

Gold–copper mineralization at Arizaro is associated with two different mineralizing events. The strongest is a non-outcropping intrusive which occurs in the north part of the porphyry with an elongated shape trending northeast to southwest for more than 400 m with an estimated average width of 60 m. The other mineralizing event is in the center of the system and is related to breccias and micro-breccias which have a semi-oval shape at surface. In the center, there is a higher-grade core with a semi-ellipsoidal form, extending north–south for 480 m with an estimated average width of 50 m.

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1.6	Data verification

Fortuna conducted audits and verification of historical information as well as verifying new data generated since 2016 to support assumptions for the Mineral Resource and Mineral Reserve estimates reported in Section 14 and Section 15 of this Report. The verification process focused on the database; collars and downhole surveys; lithologic logs; assays; metallurgical results; and geotechnical parameters. Fortuna checked all collar and downhole survey information for each campaign against source documentation and completed a hand-held GPS survey of randomly selected drill hole collars. The results showed a good agreement with locations in the database. In August 2016, Fortuna initiated a comprehensive program of relogging Lindero and Arizaro core to verify the original lithologic descriptions. An additional relogging program was conducted on Arizaro historical drill core in 2021 due to geological reinterpretation based on results from the 2018 and 2021 drill campaigns.

Fortuna contracted Call & Nicholas Inc. (CNI) to validate all geotechnical data, data collection methods, slope stability analysis methods, and slope angle recommendations presented previously by other consultants to determine feasibility-level slope angle recommendations for design of the planned Lindero final pit.

The QP is of the opinion that the data verification programs performed on the data collected are adequate to support the geological interpretations, the analytical and database quality, and Mineral Resource estimation for the Lindero and Arizaro deposits.

1.7	Mineral processing and metallurgical testing

Mansfield has used commercial laboratories to execute multiple and extensive testing campaigns that have progressively optimized the metallurgical and process conditions for its permanent gold heap leach pad facility. Two initial campaigns conducted by Goldrock between 2004 and 2007 were followed by Fortuna’s four major testing campaigns between 2016 and 2018 that supported the design of the industrial scale operation. Since the first ore was place on the leach pad in July 2020, Mansfield has been using its in-house laboratory to continuously support metallurgical parameters used in the LOM.

The metallurgical testing was initially focused on leaching conditions and included bottle rolls and leaching columns of various sizes under varying conditions of leaching and agglomeration. Additional testing, particularly for the crushing plant, was performed with major technology suppliers and concluded that using high-pressure-grinding-rolls (HPGR) in the tertiary crushing stage translated in faster leaching kinetics and ultimately higher gold extraction.

The pervasive presence of copper in the Lindero Deposit reflects in the dissolution of copper during the leaching of gold. Testing of the sulfidization-acidification-recycling-thickening (SART) process was successful in removing sufficient copper quantities (59 to 74 percent) from the pregnant leach solution (PLS) to guarantee the optimal performance of the adsorption-desorption-recovery (ADR) process downstream and quality of the doré. The copper precipitate also recovered silver at a rate of more than 90 percent.

A limited, preliminary metallurgical testing of the satellite Arizaro Deposit achieved comparable results to those observed for the Lindero Deposit.

1.8	Mineral Resources

Mineral Resource estimation for the Lindero and Arizaro deposits involved the use of drill hole data in conjunction with surface mapping to construct three-dimensional (3-D) wireframes to define individual lithologic structures and oxide–mixed–sulfide horizons if present. Drill hole samples were selected inside these wireframes, coded, composited and grade top cuts applied if applicable. Boundaries were treated as either soft, firm or hard with statistical and geostatistical analysis conducted on composites identified in individual lithologic units. Gold and copper grades were estimated into a geological block model consisting of 10 m x 10 m x 8 m selective mining units (SMUs). Grades were estimated by ordinary kriging (OK) and constrained within an ultimate pit shell based on estimated metal prices, actual costs as experienced at the Lindero Mine in 2022, geotechnical constraints, and metallurgical recoveries to fulfill the ‘reasonable prospects for eventual economic extraction’. Estimated grades were validated globally, locally, and visually prior to tabulation of the Mineral Resources.

Resource confidence classification considers a number of aspects affecting confidence in the resource estimation including; geological continuity and complexity; data density and orientation; data accuracy and precision; grade continuity; and in the case of the Lindero Mine, simulated grade variability by mining period.

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Mineral Resources exclusive of Mineral Reserves as of December 31, 2022 are reported in Table 1.1.

Table 1.1 Mineral Resources as of December 31, 2022

Deposit	Classification	Tonnes (000)	Au (g/t)	Cu (%)	Contained Au (koz)
Lindero	Measured	1,855	0.50	0.12	30
	Indicated	27,594	0.42	0.10	369
	Measured + Indicated	29,448	0.42	0.10	399
	Inferred	24,087	0.47	0.11	364
Arizaro	Inferred	22,146	0.39	0.15	280

Notes:

•	Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.
•	Mineral Resources are exclusive of Mineral Reserves.
•

Mineral Resources for the Lindero Deposit are estimated as of August 31, 2022 and reported as of December 31, 2022 taking into account production related depletion between September 1 to December 31, 2022. Mineral Resources for the Arizaro Deposit are estimated and reported as of December 31, 2022.

•	Eric Chapman, P.Geo. (EGBC #36328) is the Qualified Person for mineral resources being an employee of Fortuna Silver Mines Inc.
•

Lindero Mineral Resources are reported within a conceptual pit shell above a 0.23 g/t Au cut-off grade using a long-term gold price of US$1,840/oz, average mining costs at US$1.67 per tonne of material, with total processing and G&A costs of US$10.32 per tonne of ore and an average process recovery of 75%. The refinery costs net of pay factor were estimated to be US$8.52 per ounce gold. Slope angles are based on 3 sectors (39°, 42°, and 47°) consistent with geotechnical consultant recommendations. Arizaro Mineral Resources are reported within a conceptual pit shell above a 0.25 g/t Au cut-off grade using the same gold price and costs as Lindero with an additional US$0.52 per tonne of ore to account for haulage costs between the deposit and plant. A slope angle of 47° was used for defining the pit.

•	Mineral Resource tonnes are rounded to the nearest thousand.
•	Totals may not add due to rounding.

Factors that may affect the estimates include metal price and exchange rate assumptions; changes to the assumptions used to generate the cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; variations in density and domain assignments; geometallurgical assumptions; changes to geotechnical, mining, dilution, and metallurgical recovery assumptions; change to the input and design parameter assumptions that pertain to the conceptual slope designs constraining the estimates; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Resources or Mineral Reserves that are not discussed in this Report.

1.9	Mineral Reserves

Mineral Reserve estimates follow standard industry practices, considering only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2014). Subject to the application of modifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves. Mineral Reserves are reconciled monthly against production to validate the estimates.

Metal prices used for Mineral Reserve estimation were determined as of June 2022 by the corporate finance department of Fortuna from market consensus. Metallurgical recoveries are based on metallurgical test work conducted on samples obtained since 2017.

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A breakeven cut-off grade was determined based on all variable and fixed costs applicable to the operation. These include exploitation and treatment costs, general expenses and administrative and commercialization costs (including doré transportation).

Mineral Reserves for the Lindero Deposit as of December 31, 2022 are reported in Table 1.2. Mineral Reserves are not estimated for the Arizaro Deposit.

Table 1.2Mineral Reserves as of December 31, 2022

Deposit	Classification	Tonnes (000)	Au (g/t)	Cu (%)	Contained Metal
					Au (koz)
Lindero	Proven	25,505	0.61	0.08	504
	Probable	53,713	0.54	0.11	937
	Proven + Probable	79,218	0.57	0.10	1,441

Notes:

•	Mineral Reserves are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.
•

Factors that could materially affect the reported Mineral Reserves include; changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate.

•

Mineral Reserves for the Lindero Deposit are reported based on open pit mining within designed pit shells based on variable gold internal cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.27 g/t Au, recovery 75.4%; Met type 2 cut-off 0.26 g/t Au, recovery 78.2%; Met type 3 cut-off 0.26 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.30 g/t Au, recovery 68.5%. The cut-off grades and pit designs are considered appropriate for long term gold prices of US$1,600/oz. Assumptions used in the pit design are the same as those for the resources.

•	Mineral Reserves are estimated as of August 31, 2022 and reported as of December 31, 2022 taking into account production related depletion between September 1 and December 31, 2022
•	Mining recovery and dilution is accounted for during block regularization to 10 x 10 x 8 meter selective mining units.
•	Raul Espinoza, FAusIMM Chartered Professional #309581 is the Qualified Person for mineral reserves, being an employee of Fortuna Silver Mines Inc.
•	Mineral Reserve tonnes are rounded to the nearest thousand.
•	Totals may not add due to rounding.

1.10	Mining methods

The mine at the Lindero Property is an owner-operated conventional open pit mining operation. The key mining fleet equipment is composed of six trucks with an operational capacity of 96 tonnes per unit and two 17 cubic yard wheel loaders. Mining costs benefit from short haul distances from the pit to the primary crusher and waste dump. Maximum travel distance is in the range of 4.2 km to deliver waste to the dump at the end of the mine life. The LOM direct base mining cost is estimated at US$ 1.65 per tonne mined.

Mineral Reserves are estimated at 79.2 million tonnes as of December 31, 2022 which is sufficient for a 12 year life-of-mine (LOM) as of January 1, 2023, consisting of an annual average mill throughput rate of 18,493 tpd. The LOM annual average production will be approximately 100 koz of gold based on an average head grade of 0.56 g/t Au. The ratio of waste to ore over the LOM is 1.36 to 1.

The QP is of the opinion that:

•	The mining method being used is appropriate for the Lindero Deposit being mined.
•	The open pit, stockpile, waste dump designs, and equipment fleet selection are appropriate to reach production targets.

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•	The mine plan is based on successful mining philosophy and planning, and presents low risk.
•	Inferred Mineral Resources have not been included in the mine plan and are considered as waste.
•	The mobile equipment fleet presented is based on simulations and productivity data from the current operations.
•	All mine infrastructure and supporting facilities meet the needs of the current mine plan and production rate.
•

Major planned maintenance of the main equipment, such as loaders and trucks, have been covered in sustaining capital by purchasing additional equipment that can replace any possible lost production hours and not impact production targets.

1.11	Recovery methods

The Lindero Mine’s recovery process includes a multi-stage crushing plant, an agglomerator, a permanent leach pad, a SART plant, an ADR plant, and smelting plant to produce doré bars. Additionally, the SART plant produces a precipitate containing large fractions of copper and silver from the PLS solution.

Water is obtained from multiple wells located in the vicinity of the mine site. Electrical power is sourced though diesel generators under a rental contract. The crushing plant consists of three stages with a target final product of 80 percent passing size (P80) of minus 6-8 mm. A primary jaw crusher operating in open circuit, a secondary stage using three parallel-operating cone crushers in inverse close-circuit with its own classification screen, and a tertiary stage using a single high pressure grinding roll operating in open circuit with a recirculation of its discharge.

The agglomeration stage mixes crushed ore with cement, concentrate cyanide solution and barren solution to produce a glomer with enough mechanical competence to allow percolation of the leaching solution during the entire life of the permanent multi-lift leach pad.

A permanent multi-lift leach pad is loaded using a series of grasshoppers and a radial stacker into, typically, 60 x 60 x 10 m cells that are irrigated for a total of 75 days. Initially the cells are irrigated with intermediate leach solution (ILS) for 30 days to produce a PLS from which the gold is later recovered, followed by a further 45 days of irrigation with barren solution to produce the ILS.

Low grade-cyanide soluble copper is pervasive throughput the deposit. To guarantee the efficiency of the downstream recovery processes, as well as the quality of the doré, a SART plant removes the vast majority of the copper and silver contained in the PLS to a precipitate. The copper precipitate is sold to the open market.

The PLS solution is then processed using activated carbon in the ADR plant to produce a high gold concentrate solution (eluate) that for security reasons is transferred to the smelter area. At the smelter, gold is converted to a solid using electrowinning then smelted into a doré bar using a propane furnace.

The Lindero Mine’s operational metallurgical performance is progressively improving since first ore was loaded on the leach pad in July 2020. Throughput levels have increased as the operation has improved the mechanical availability of the crushing and stacking facilities.

The Lindero Mine’s accumulated gold recovery as of December 31, 2022, reached 58.03 percent, which is line with management’s expectations based on the loading of coarse size ore during the first 11 months of operation. This coarse ore accounts for 31.8 percent of the total ore tonnes and 31.1 percent of the total gold metal loaded on the leach pad as of yearend 2022. The accumulated gold recovery curve shows a consistent upward trend that will continue to increase provided Mansfield continue optimizing the performance of the crushing circuit.

1.12	Project infrastructure

The QP is confident that all mine and process infrastructure and supporting facilities have been included in the general layout to ensure that they meet the needs of the mine plan and production rate and notes that:

•	The mine has good year-round access with significant road improvements undertaken for stretches of the road between Tolar Grande and the operation.
•	The mine infrastructure has a compact layout footprint of approximately 60 ha.

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•

Major processing and support facilities located at the Lindero Mine include: primary, secondary and tertiary crushers; agglomerators; stacking system; leach pad; solution ponds; SART plant; ADR plant; power plant; truck shop; administrative offices; waste dump; warehouses; logging facility; chemical and metallurgical laboratories; and accommodation camp.

•	Power is being generated on-site by a contractor through diesel-fuel generators with a hired capacity of 7.64 MW.
•	Total water requirements vary between 90 and 100 m3/hr and are primarily sourced from three existing wells located approximately 13 km southeast of the Mine.
1.13	Market studies and contracts

No market studies are currently relevant as the Lindero Mine will produce a readily-saleable commodity in the form of doré.

Mansfield has 14 major contracts for services relating to operations at the mine including mining activities, drilling, civil works, transportation, electrical installations, plant and mine maintenance, and the supply of reagents, cement and explosives. Mansfield also has agreed to contracts for its main services including power generation, catering, security, personnel transportation and product sales.

A long-term price estimate of US$1,600/oz has been applied, based on the mean consensus prices from 2022 to 2025 of US$1,719/oz weighted at 40 percent and the 10-year historical average of US$1,435/oz weighted at 60 percent.

The Lindero Mine product consists of doré bars containing an average of approximately 84 percent gold content for the mine life. Overall gold extraction in respect to ore placed on the heap leach is estimated to be approximately 75 percent.

The QP has reviewed the information provided by Fortuna on marketing, contracts, metal price projections and exchange rate forecasts, and notes that the information provided support the assumptions used in this Report and are consistent with the source documents, and that the information is consistent with what is publicly available within industry norms.

1.14	Environmental studies and permitting

In November 2011, the Salta Provincial government granted the principal environmental Declaración de Impacto Ambiental (DIA) permit, which is the primary mining permit required for development of a mine, enabling a project operator to start construction and proceed to full mine operating status. The Salta Provincial government has approved the three Environmental Impact Assessment (EIA) renewals submitted by Mansfield since November 2011, granting in each case a new DIA permit with the same faculties. The last update submitted in February 2021, is under evaluation by the authority of the Mining Secretary of Salta. During the evaluation of the renewals, the last approved EIA and the DIA permits remain valid and in force until renewal approval, which is expected later in 2023.

Specific approvals and permits are required for many aspects of the Mine. All necessary permits regarding mining operations were granted in a timely manner.

Since the discovery of gold mineralization at the Property in 2000, Mansfield has provided more than 20 environmental reports describing various activities such as extraction of samples at initial stages, soil sampling, a program of geophysical surveys, and details of access roads, drilling programs, camp installation, and runways. These reports each consist of a brief description of the environmental baseline, the Lindero Mine, environmental impact, and ways to prevent and mitigate that impact.

In December 2007, Mansfield presented an extensive environmental baseline report (EBL), completed by Vector Argentina, to the Secretariat of Mining for Salta Province.

That report included sections on geology, geomorphology, hydrology, sociology, archaeology, local flora and fauna, soil types, and climate and air quality. The EBL was accepted by the Mining Judge of Salta after being examined by environmental technicians of the Secretariat of Mining and the Provincial Secretariat of Environment. There are no known current environmental liabilities for this Project.

In September 2007, Mansfield installed a weather station at the site to record temperature, humidity, wind speed and direction, precipitation, atmospheric pressure, solar radiation, and evaporation. All of these parameters are recorded on a daily basis in a database at the camp. The weather station allows the analysis of updated data daily and analysis of the data across time.

It is important to note that Mansfield has filed an advance activity report every six months since 2012, as established by DIA requirements. The last semi-annual report was submitted to the mining authorities in August 2022.

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Mansfield received a mine permit to build a heap-leach gold mine for up to 30,000 tpd as detailed in the Pre-Feasibility Study (AMEC, 2010b).

Electrical, structural, building and seismic plans for the construction of the mine were reviewed and approved by COPAIPA (Dec 2013), the professional engineering institution that overlooks all construction in Salta Province. In 2017, COPAIPA approved additional permits for the construction of the agglomeration and SART plants that were added to the process design. Mansfield has obtained all necessary permits for the infrastructure that is required to support mining operations at the Lindero Mine.

Environmental risks during the closure stage will be reduced by remediation and monitoring work. At the closure stage, soil will be contoured by heavy machinery to minimize the long-term impact of mining activity and return the topography of the land to resemble prior conditions. However, the movement of soil, and thus the risk, will be significantly less than in the mining operations stage.

In November 2022, Mansfield filed a detailed closure plan report with the Secretary of Mining. This is the first detailed mine closure study presented in the Province of Salta.

One social-environmental risk will be the impact of closure on employment, directly and indirectly, to the surrounding communities. It will be imperative to implement measures to mitigate this impact during the mine’s operation.

A significant environmental risk will also be present during the closure of facilities, which will cause significant production of non-hazardous industrial waste and hazardous products from the movement of heavy machinery. It will be essential to establish clear environmental policies with the contractors during this process.

One of the priorities of Mansfield is the care and protection of the environment. During the exploration and construction phases, an attempt was made to control to the greatest extent possible any potential environmental impacts on the area. The same effort is being made in the operational stage and will be made in the closure stages of the mine. Mansfield has defined environmental principles that will enable the development of mining operations efficiently from a productivity standpoint and from an environmental perspective.

It is the opinion of the QPs that the appropriate environmental, social and community impact studies have been conducted to date for the Lindero Mine. Mansfield has maintained all necessary environmental permits that are the prerequisites for the granting of mining permits.

1.15	Capital and operating costs

Capital and operating cost estimates are based on the established cost experience gained from the operation, projected budgets, and quotes from manufacturers and suppliers. Overall, the cost estimation is of sufficient detail that, with the current experience at the Lindero Mine, Mineral Reserves can be declared. All costs are US dollars (US$). No escalation factors have been applied to any costs, present or future capital. The total mine sustaining capital cost through the LOM is estimated to be US$ 196.4 million.

Major sustaining capital projects planned for 2023 include leach pad phase 2 expansion (US$ 17.5 million), heavy equipment replacement and overhaul (US$ 7.6 million) and plant spare parts (US$ 1.2 million).

The total LOM operating cost for the Lindero Mine is estimated at US$ 12.90 per tonne of ore processed.

Long-term projected operating costs are based on the LOM plan, mining and processing requirements, as well as historical information regarding performance, operational and administrative support demands. Operating costs include site costs and operating expenses to maintain the operation.

1.16	Economic analysis

Fortuna is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 of Form 43-101F1 - Technical Reports for technical reports on properties currently in production and where no material production expansion is planned.

The Mineral Reserve declaration in this Report is supported by a positive cashflow for the period set out in the LOMP based on the assumptions detailed in this Report.

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1.17	Other relevant data and information

Goldrock commissioned Vector Argentina SA (Ausenco; 2010) and Conhidro (2013) to conduct a hydrologic study of the Property area, during the detailing of the environment base line map and EIA study. As part of the study, the Rio Grande hydrologic basin was defined through the evaluation of various field parameters and review of satellite images. The basin was determined to be 1,687 km2 in size. Exploration for groundwater resources was undertaken, and successfully identified possible sources.

A number of geotechnical studies were performed at the Lindero Deposit and reviewed by CNI from 2017 to 2022. Those studies form the basis for the pit slope estimates used in the mining model for the Lindero Mine. Included in the studies were geotechnical surveys for heap leach and waste dumps. These studies are considered by the QP to be consistent with industry practices and adequate to support mine design.

1.18Conclusions, risks, and opportunities

This Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available as of the effective date of this report. The conversion of Mineral Resources to Mineral Reserves for the Lindero Deposit estimate was undertaken using industry-recognized methods, and estimated operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of future operational conditions. This Report has been prepared with the latest information regarding environmental and closure cost requirements.

A number of opportunities and risks were identified by the QPs during the evaluation of the Lindero Mine and Arizaro Project.

Opportunities include:

•

As mining has commenced at the Lindero Deposit, additional geotechnical data is being collected from the open pit that could support an increase in final pit slope angles, potentially decreasing stripping ratios and/or increasing Mineral Reserves.

•

The Arizaro Deposit is not included in the current mine plan. However, it represents upside opportunity if a satellite mine can be developed on the Property that could supplement the Lindero operation.

•

Infill drilling at both the Lindero and Arizaro deposits could support the conversion of Inferred Resources to Measured or Indicated Resources and, with the appropriate studies, to Mineral Reserves. This represents additional upside potential for the planned operation.

•

The Lindero Deposit remains open at depth below the pit shell constrained reported reserves and resources. An area of interest has been identified by Fortuna during the drilling campaign carried out in 2016 with drill hole LDH-126 encountering 0.97 g/t Au over a 38 m interval (refer to discussion in Section 10). This is supported by historical drilling from 2007 including drill hole LDH-86 averaging 1.06 g/t Au over a 52 m interval which bottomed in mineralization. These intercepts warrant follow-up drill testing.

•

There are several local exploration targets within the concession boundary, that with further work, represent upside opportunity to identify mineralization that can potentially add to the resource base.

•	As mining has commenced, blasting fragmentation analysis is being conducted on an ongoing basis to optimize mining and processing productivity and reduce costs.
•	Blasting trials on interim walls could result in the steepening of bench face angles and determine if pre-splitting final walls is required.
•	Usage of 50-tonne capacity civil trucks instead of 96-tonne mining trucks could reduce both acquisition capital and maintenance costs.
•	Mansfield plan to execute multiple projects in 2023 in the crushing and agglomeration areas that are intended to improve the long-term mechanical availability of those facilities.
•	Improvements to the radial stackers traction system will increase its mechanical availability.

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Risks include:

•

Vibrations are impacting infrastructure associated with the primary crusher and agglomerator, which could potentially lead to damage to the supporting structure. Mansfield has strengthened the equipment and incorporated monitoring procedures to the primary crusher to help early identification of potential issues. External  consultants have been engaged to assess the vibrations to ascertain if further remediation is required.

•

Failure of strategic components of critical equipment in the processing plant could have a detrimental impact on planned throughput resulting in a reduction in gold production for a specific period of the year. Mansfield monitors critical components and maintains an inventory of spare parts to reduce the potential impact of any such failure.

•

Despite collection of data relating to soluble copper from blast holes since operations commenced, local behavior of cyanide-soluble copper is not fully understood and cannot be modeled due to insufficient assays from historical core. Levels of soluble copper could be higher than anticipated in certain areas of the deposit requiring adjustments to mine plans and schedules to reduce the impact in the plant. The presence of a SART plant greatly reduces the potential impact of soluble copper at the mine.

•

Considerable new lithium projects are being proposed in the Salta province and there is a minor risk that one of these projects could access water from the same aquifer that the Lindero Mine uses for its supply. In addition, new projects could have an adverse impact on procurement, transportation and social conditions in the local area while increasing competition for skilled workers.

•

Capital controls and duties on goods and services imported into Argentina are impacting the delivery of spare parts for mining and processing equipment, which can result in reduced equipment productivity and mechanical availability. To ensure smooth operations, the logistics area should continue to monitor and maintain a well-stocked inventory to resolve potential issues promptly. In addition, Mansfield has engaged with local suppliers to obtain spare parts to mitigate potential future mechanical problems that may arise.

1.19Recommendations

Recommended work programs at the Lindero Mine and Arizaro Project are independent of each other and can be conducted concurrently unless otherwise stated and include:

•

Continued work at the Arizaro Deposit that focuses on the controls of lithology, structure, and alteration on mineralization so as to determine the suitability of material as a potential feed for the Lindero Mine’s processing facility and to support the estimation of Mineral Resources. It is recommended that a 3,000-m diamond drill program (approximately 15 holes at a 50 m spacing) is conducted as the next phase of work at a cost of approximately US$ 670,000.

•

An infill drill program at the Lindero Deposit involving the drilling of approximately 2,000-m of diamond drill holes is recommended in 2023 to improve the geological understanding of material planned for extraction in 2024. The cost of such a drill program is estimated at approximately US$ 500,000.

•

Exploration work to date on the Lindero concession has been focused on outcropping porphyry mineralization. It is recommended that Mansfield evaluate the property for mineralization beyond the two known porphyry systems at Lindero and Arizaro. For example, alteration zones and silica structures located within the concession, 2.5 km due south of the Lindero Mine, remain open for evaluation. Exploration work would primarily involve mapping and carry no additional cost to the operation.

•

The cement in each lift on the heap will cure for several months before another lift is placed. It may be several years before any block of agglomerated ore receives 110 m of loading. It is recommended that a long-term stacking test be conducted to see if ageing will improve the ability of the ore to support the 110-m height with less cement. The estimated cost of the testwork is US$ 20,000.

•

A lysimeter test on site is recommended to obtain better data on evaporation and soil moisture content for improved pad water balance understanding.  The estimated cost for tanks, piping, strain-gage loadcells, construction and installation is approximately US$ 10,000.

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•

Field scale permeability testing of ore with design cement content versus less to no cement content is recommended to determine if the site cement requirements could be decreased.  The estimated cost for a tank, flow meter, construction and installation is approximately US$ 10,000.

•

The extents of the Lindero Deposit rock quality designation (RQD) block model fails to reach the upper parts of the slope in a limited area in the southwest and north of the pit.  It is recommended that new drill holes be planned to get information for the areas not covered by the RQD block model. An update of the RQD block model should be performed when this new information becomes available. The cost of a 2,000-meter geotechnical drill program to collect sufficient data is estimated at approximately US$ 500,000.

•

Geotechnical drilling at the Arizaro Deposit to verify appropriate pit slope angles. The cost of a 3,000-meter geotechnical drill program to collect sufficient data for such an analysis is estimated at approximately US$ 750,000.

•

It is recommended that Mansfield create a sulfide (pyrite) block model to proactively manage pockets of sulfide-rich waste rock (i.e. encapsulate potentially acid generating waste rock). This study can be conducted inhouse at no additional cost.

•

A trade-off study is recommended to assess the option to excavate 16 m high benches without pre-splitting versus pre-splitting to excavate 8 m high benches, to steepen the pit walls. This study can be conducted inhouse at no additional cost.

•	Drill and install additional piezometers (monitoring wells) to help verify aquifer adequacy and supply at approximately US$ 100,000.
•	Conduct an overall site water balance and hydrogeology study with known supply and demand parameters. The cost of this study is estimated at approximately US$ 75,000.

In addition, it is recommended that Mansfield focus its metallurgical development on optimization initiatives including:

•	The crushing and agglomeration plants may need additional reinforcement to their supporting structures. Once completed, the mechanical availability could improve along with throughput levels.
•

The crushing plant’s metallurgical performance is undergoing several infrastructure upgrades to consistently achieve the desired target particle size of 6-8 mm. In addition to the usual evaluation of alternative crushing chambers for the jaw and cone crushers, the HPGR’s control logic should be reviewed to ensure minimal deviation from the roll’s opening target set point.

•

Mansfield need to continue improving the leach pad stacking system mechanical availability to increase the equipment utilization time of the agglomeration-stacking circuit. Particular attention should be paid to, the radial stacker’s driving system that may need reinforcement or replacement.

•

The leach pad operating practices must be supported in the metallurgical development of the in-house laboratory. The design parameters defined during the development stage of the project are to be used as a starting point and continuous internal investigations used for updating and improving the operating parameters for all unit processes to support the Lindero Mine’s LOM.

•	It is recommended that the metallurgical laboratory facilities be carefully monitored and continuously upgraded to meet the requirements of the operation in a timely manner.
•

The Lindero Mine’s electrical power supply relies 100 percent on diesel generation under a rental contract. During 2022 the average energy cost was US$ 0.40/kWh which is high when compared to typical values in the industry but not unreasonable considering the remote nature of the operation in the Argentine puna. Mansfield are in the process of tendering bids for the installation of a solar power plant that will help provide supplementary power to the camp and other remote facilities.

All the above optimization recommendations can be conducted inhouse with associated costs incorporated into ongoing operational costs.

[End of Extract of Summary from Lindero and Arizaro Technical Report]

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Schedule “C”

MATERIAL PROPERTIES

Caylloma Mine, Peru

The following is the Summary from the technical report (the “Caylloma Technical Report”) entitled “Fortuna Silver Mines Inc.: Caylloma Mine, Caylloma District, Peru” with an effective date of December 31, 2023 prepared by Eric Chapman, P.Geo., Paul Weedon, MAIG, Raul Espinoza, FAusIMM (CP), Mathieu F. Veillette, P.Eng. and Patricia Gonzalez, MMSA QP.  This Summary is subject to certain assumptions, qualifications and procedures described in the Caylloma Technical Report and is qualified in its entirety by the full text of the Caylloma Technical Report which is available for viewing on SEDAR+ at www.sedarplus.ca and is incorporated by reference in this AIF, and is also filed with the SEC on EDGAR (available at www.sec.gov).  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Caylloma Technical Report.

1.1	Introduction

Fortuna Silver Mines Inc. (Fortuna) has compiled a Technical Report (the Report) on the Caylloma Mine (the Caylloma Project or Project) located in the Caylloma District, Peru.

The Caylloma Mine ownership is 100 % held by Fortuna.

The mineral rights of the Caylloma Mine are held by Compania Minera Bateas S.A.C. (Bateas). Bateas is a Peruvian subsidiary that is 100 % indirectly owned by Fortuna and is responsible for running the underground silver-lead-zinc mine.

The Report discloses updated Mineral Resource and Mineral Reserve estimates for the Project.

Costs are in US dollars (US$) unless otherwise indicated.

1.2	Property description, location and access

The Caylloma Mine is located in the Puna region of Peru at an altitude of between 4,300 and 5,000 meters above sea level (masl). Surface topography is generally steep with vegetation being primarily comprised of grasses and small shrubs common at high altitudes. The mine facilities are located at approximately 4,400 masl.

Access to the Caylloma Mine is by a combination of sealed and gravel road. The mine is located 225 road kilometers from Arequipa, a city of approximately a million people that includes an international airport and requires a trip of approximately five hours by vehicle. Access is available to all concessions via a network of unsealed roads.

The Caylloma Mine is an operating underground mine located in the Caylloma Mining District, 14 km northwest of the town of Caylloma at the UTM grid location of 8192263E, 8321387N, (WGS84, UTM Zone 19S).

1.3	Mineral tenure, surface rights and royalties

The Caylloma Project consists of mineral rights for 74 mining concessions for a total surface area of 35,622 hectares (ha) and one beneficiation concession comprising 91.12 ha. Tenure is held in the name of Bateas with all mining concessions having an expiry date beyond the expected mine life.

Bateas has signed 22 surface right or easement contracts covering a total of 8,311 ha with landowners to cover the surface area needed for the operation and tailings facilities.

The Caylloma Mine is not subject to any back-in rights, liens, payments or encumbrances.

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There are royalties attached to the mineral concessions, however, the only royalties that affect the Mineral Reserves and have been considered in the economic analysis are:

•	A 2 % royalty on silver production to Nueva Granada Gold Ltd. (formerly Lemuria Royalties Corp.).
•	A 1 % royalty or an effective rate based on operating profit (whichever is greater) to the Peruvian Government has been taken into account in predicting cash flows.
•	A Special Tax on Mining based on the quarterly operating profit of the mining concession holder.
1.4	History

The earliest documented mining activity in the Caylloma District dates back to that of Spanish miners in 1620. English miners carried out activities in the late 1800s and early 1900s. Numerous companies have been involved in mining the district of Caylloma but limited records are available to detail these activities.

The Caylloma Mine was acquired by Compania Minera Arcata S.A. (CMA), a wholly owned subsidiary of Hochschild Mining plc in 1981. Fortuna acquired the mine from CMA in 2005.

CMA focused exploration on identifying high-grade silver vein structures. Exploration was concentrated in the northern portion of the district and focused on veins including Bateas, El Toro, Paralela, San Pedro, San Cristobal, San Carlos, Don Luis, La Plata, and Apostles.

Production prior to 2005 came primarily from the San Cristobal vein, as well as from the Bateas, Santa Catalina and the northern silver veins (including Paralela, San Pedro, and San Carlos) with production focused on silver ores and no payable credits for base metals. While under CMA management production parameters fluctuated during the late 1990s, as reserves were depleted. Owing to low metal prices, funds were not available to develop the Mineral Resources at depth or extend along the strike of the veins. Ultimately this resulted in production being halted in 2002.

Production under Bateas management focused on the development of polymetallic veins producing lead and zinc concentrates with silver and gold credits. Total production since October 2006 through December 31, 2023, is estimated at 23.4 Moz of silver, 36 koz of gold, 193 kt of lead, and 272 kt of zinc.

1.5	Geology and mineralization

The mine is within the historical mining district of Caylloma, northwest of the Caylloma caldera complex and southwest of the Chonta caldera complex. Host rocks at the Caylloma Mine are volcanic in nature, belonging to the Tacaza Group. Mineralization is in the form of low to intermediate sulfidation epithermal vein systems.

Epithermal veins at the Caylloma Mine are characterized by minerals such as pyrite, sphalerite, galena, chalcopyrite, marcasite, native gold, stibnite, argentopyrite, and silver-bearing sulfosalts (tetrahedrite, polybasite, pyrargyrite, stephanite, stromeyerite, jalpite, miargyrite and bournonite). These are accompanied by gangue minerals, such as quartz, rhodonite, rhodochrosite, johannsenite (manganese-pyroxene) and calcite.

There are two different types of mineralization at Caylloma; the first is comprised of silver-rich veins with low concentrations of base metals and includes the Bateas, Bateas Piso, Bateas Techo, La Plata, Cimoide La Plata, San Cristobal, Pilar, Patricia, San Pedro, San Carlos, Paralela, Ramal Piso Carolina, and Don Luis II veins. The second type of vein is polymetallic in nature with elevated lead, zinc, copper, silver and gold grades and includes the Animas, Animas NE, Comoide ASNE, Ramal Techo ASNE, Rosita, Nancy Santa Catalina, Silvia and Soledad veins.

Underground operations are presently focused on mining the Animas, Animas NE, Nancy and associated splay veins.

1.6	Exploration, drilling and sampling

CMA implemented a series of exploration programs to complement their mining activities prior to the closure of the operation in 2002. There is no reliable information available to detail the exploration conducted by CMA at the Caylloma Mine. Bateas were able to recover and validate information on 47 diamond drill holes totaling 8,177.67 m drilled by CMA between 1981 and 2003 at the Caylloma Mine.

Since Fortuna took ownership of the property in 2005, the principal exploration conducted at the deposit has been surface and underground drilling, to explore the numerous vein structures identified through surface mapping or geophysical surveys conducted by Bateas, or for infill purposes to increase the confidence level of the Mineral Resource estimates.

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As of June 30, 2023, Bateas had completed 1,658 drill holes on the Caylloma Project totaling 283,593.30 m since the company took ownership in 2005 and represents all data compiled as of the data cut-off date used for Mineral Resource estimation. All holes are diamond drill holes and include 565 from the surface totaling 160,521.80 m, and 1,093 from underground totaling 123,071.50 m. It is important to note that not all the holes presented encountered mineralization and only drill holes in areas where reasonable geological continuity of mineralized structures could be established were used in defining and ultimately estimating Mineral Resources.

Bateas has used a number of different drilling contractors to carry out exploration and definition drilling since it took ownership of the mine in 2005. Both HQ (63.5 mm) and NQ (47.6 mm) diameter core were obtained, depending on the depth of the hole. Ground conditions are generally good with core recovery averaging 94 % and higher in mineralized zones.

Proposed surface and underground drill hole collar coordinates, azimuths and inclinations were designed based on the known orientation of the veins and the planned depth of vein intersection using geological plan maps and sections as a guide. For surface holes, the location of the collar is located in the field using differential global positioning system (GPS) instruments. The drill pad is then prepared at this marked location. Upon completion of the drill hole, a survey of the collar is performed using Total Station equipment, with results reported in the collar coordinates using reference Datum WGS84, UTM Zone 19S. For underground drill holes, once the drill station has been established, the location of the collar is located using Total Station instruments based on previously surveyed control points.

The geologist in charge of drilling is responsible for orienting the azimuth and inclination of the hole at the collar using a compass clinometer. Downhole surveys are completed by the drilling contractor using survey equipment such as a Flexit or Reflex tool at approximately 50 m intervals for all surface drill holes and for underground drill holes greater than 100 m in length. Bateas assesses the downhole survey measurements as a component of data validation.

Drill holes are typically drilled on sections spaced 40 to 60 m apart along the strike of the vein with surface drilling focusing on exploring the extents of the Animas, Animas NE, Bateas and Nancy veins and underground drilling used for a mix of exploration and resource definition. The extent of drilling varies for each vein with those having the greatest coverage having drill holes extending over 3 km of the vein’s strike length (Animas/Animas NE), to exploration prospects having only a few drill holes extending over just 50 m (Antimonio).

The relationship between the sample intercept lengths and the true width of the mineralization varies in relation to the intersect angle between the steeply dipping zone of mineralized veins and the inclined nature of the diamond core holes. Calculated estimated true widths (ETWs) are always reported together with actual sample lengths by taking into account the angle of intersection between drill hole and the mineralized structure.

In 2018, all logging became digital, being incorporated daily into the Maxwell Datashed database system. Data were recorded initially with Excel templates, and later with the Maxwell LogChief application using essentially the same structure. Both input methods used picklists and data validation rules to ensure consistency between loggers. Separate pages were designed to capture, lithology, alteration, veins, sulfide-oxide zones, minerals, structure (contacts, fractures, veins, and faults with attitudes to core axis), magnetic susceptibility, and special data (samples collected for geochemistry, thin section examinations, the core library, density, etc.). Intensity of alteration phases was recorded using a numeric 1 to 4 scale (weak, moderate, strong, very strong); abundance of veins and most other minerals were estimated in volume percent.

Geotechnical logging is conducted prior to cutting of the core and involves the collection of drill core recovery and rock-quality designation (RQD) data. Information is recorded in the field using the Maxwell LogChief application.

The sampling methodology, preparation, and analyses differ depending on whether it is drill core or a channel sample. All samples are collected by geological staff of Bateas with sample preparation and analysis being conducted either at the onsite Bateas Laboratory or transported to the ALS Global preparation facility in Arequipa prior to being sent on for analysis at their laboratory in Lima.

The Bateas Laboratory operated by Bateas is not independent and does not hold an internationally recognized accreditation.

ALS Global is an independent, privately-owned analytical laboratory group. The preparation laboratory in Arequipa and the analytical laboratory in Lima are supported by a Quality Management System (QMS) framework which is designed to highlight data inconsistencies sufficiently early in the process to enable corrective action to be taken in time to meet reporting deadlines. The QMS framework follows the most appropriate ISO Standard for the service at hand i.e. ISO 9001:2015 for survey/inspection activity and ISO 17025:2005 UKAS ref 4028 for laboratory analysis.

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Channel samples are collected from the faces of underground workings. The entire process is carried out under the geology department’s supervision. Sampling is carried out at 2 m intervals within the drifts of all veins and 3 m intervals in stopes (except for Bateas and Soledad, where due to the thickness of the vein, sampling is carried out every 2 m in stopes). The channel lengths and orientations are identified using paint in the underground working and by painting the channel number on the footwall. The channel is between 20 cm to 30 cm wide and approximately 2 cm deep, with each individual sample being no longer than 1.5 m.

Drill core is laid out for sampling and logging at the core logging facility at the camp. Sample intervals are marked on the core and depths recorded on the appropriate box. A geologist is responsible for determining and marking the drill core intervals to be sampled, selecting them based on geological and structural logging. The sample length must not exceed 1.2 m or be less than 30 cm.

The elements of silver, copper, lead and zinc are assayed using either; atomic absorption (AA); inductively coupled plasma atomic emission spectroscopy (ICP-AES); or for high lead and zinc grades volumetric/titration techniques (VOL); or for high silver grades gravimetric techniques (GRAV) depending on the laboratory and assay value. Assay results and certificates are reported electronically by e-mail.

Bulk density samples have been primarily sourced from drill core with a limited number being sampled from underground workings. Bulk density measurements are performed at the ALS Global Laboratory in Lima using the OA-GRA09A methodology.

Sample collection and transportation of drill core and channel samples is the responsibility of Brownfields exploration and the Bateas mine geology departments and must follow strict security and chain of custody requirements established by Fortuna. Samples are retained in accordance with the Fortuna corporate sample retention policy.

Implementation of a quality assurance/quality control (QAQC) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of certified reference material (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Fortuna implemented a full QAQC program to monitor the sampling, sample preparation and analytical process for all drilling campaigns in accordance with its companywide procedures. The program involved the routine insertion of CRMs, blanks, and duplicates. Evaluation of the QAQC data indicates that the data are sufficiently accurate and precise to support Mineral Resource estimation.

1.7	Data verification

Data verification programs performed by the QPs on the data collected by Bateas are adequate to support Mineral Resource and Mineral Reserve estimation.

1.8	Mineral processing and metallurgical testing

It is the opinion of the QP that the Caylloma Mine has an extensive body of metallurgical investigation comprising several phases of testwork as well as an extensive history of treating ore at the operation since 2006. In the opinion of the QP, the Caylloma metallurgical samples tested and the ore that is presently treated in the plant is representative of the material included in the life-of-mine (LOM) in respect to grade and metallurgical response.

Metallurgical recovery values forecast in the LOM for sulfide material averages 82 % for silver, 22 % for gold, 89 % for lead, and 89 % for zinc with the exception of gold rich veins (> 1 g/t Au) where testwork has demonstrated that minor adjustments in the processing plant can achieve metallurgical recovery rates of 85 % for silver, 55 % for gold, 87 % for lead and 89 % for zinc.

Until 2012, ore identified as containing high zinc oxide content was classified as not amenable for flotation. Laboratory and plant tests conducted since 2013 include metallurgical testing of material from the different levels of the Animas vein. The main conclusion was that zinc oxide contents greater than 0.20 % within the ore were related to lower metallurgical recoveries. In order to include this type of material without affecting the metallurgical recoveries blending has to be performed to limit the oxide material content to no more than 11 % of the plant feed. This has been considered in the LOM plan.

Beyond the blending consideration for oxide material, as described above, there are no additional deleterious elements that require special treatment in the plant as of the effective date of this Report.

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1.9	Mineral Resources

The 2023 Mineral Resource update has relied on channel and drill hole sample information obtained by Bateas since 2005. Mineralized domains identifying potentially economically extractable material were modeled for each vein and used to code drill holes and channel samples for geostatistical analysis, block modeling and grade interpolation by ordinary kriging or inverse distance weighting.

Resource confidence classification considers a number of aspects affecting confidence in the resource estimation including; geological continuity and complexity; data density and orientation; data accuracy and precision; and grade continuity. Mineral Resources are categorized as Measured, Indicated or Inferred. The criteria used for classification includes the number of samples, spatial distribution, distance to block centroid, kriging efficiency (KE) and slope of regression (ZZ).

Mineral Resources are reported based on underground mining within mineable stope shapes based on actual operational costs and mining equipment sizes using net smelter return (NSR) values in the block model calculated based on the projected long-term metal prices, commercial terms, and actual metallurgical recoveries experienced in the plant.

Veins classified as wide, being on average greater than two meters, are amenable to extraction by semi-mechanized mining methods with a mine to mill cost reported as US$ 89.78/t. Taking into account a 15% upside in metal prices for the evaluation of long-term resources a US$ 75/t NSR cut-off value is applied to the wide veins including Animas, Animas NE, Ramal Techo ASNE, Cimoide ASNE, Nancy, Rosita, and San Cristobal.

Veins classified as narrow, being on average less than 2 m, are amenable to extraction by conventional mining methods with a mine to mill cost estimated as US$ 170/t. Taking into account a 15% upside in metal prices for the evaluation of long term resources a US$135 /t NSR cut-off value is applied to the narrow veins including Bateas, Bateas Piso, Bateas Techo, La Plata, Cimoide La Plata, Soledad, Santa Catalina, Silvia, Ramal Piso Carolina, Paralela, San Carlos, San Pedro, Patricia, Pilar, and Don Luis II.

By the application of a NSR value taking into consideration the average metallurgical recovery and long-term metal prices for each metal, and the determination of a reasonable cut-off value using actual operating costs, as well as the exclusion of Mineral Resources identified as being isolated or economically unviable using a floating stope optimizer, the Mineral Resources have ‘reasonable prospects for eventual economic extraction’.

Mineral Resources exclusive of Mineral Reserves for the Caylloma Mine are reported as of December 31, 2023, and detailed in Table 1.1

Table 1.1  Mineral  Resources as of December 31, 2023

Category	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Metal
						Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)
Measured	524	98	0.30	2.09	3.16	1,646	5	11	17
Indicated	1,262	82	0.21	1.47	2.54	3,338	9	19	32
Measured + Indicated	1,786	87	0.24	1.65	2.72	4,983	14	29	49
Inferred	4,505	99	0.43	2.43	3.70	14,382	63	110	167

Notes on Mineral Resources

•	Mineral Resources are reported in situ, as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.
•	Mineral Resources as reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	Mineral Resources are reported as of December 31, 2023.
•	Mr. Eric Chapman P.Geo., a Fortuna employee, is the Qualified Person for the estimate.
•

Point metal values (taking into account metal price, concentrate recovery, smelter cost, metallurgical recovery) used for NSR evaluation are US$ 0.49/g for silver, US$ 15.40/% for lead, and US$ 15.58/% for zinc with the exception of gold rich veins that used US$ 0.51/g for silver, US$ 24.69/g for gold, US$ 14.88/% for lead, and US$ 15.48/% for zinc, based on metal prices of US$ 21/oz for silver, US$ 1,600/oz for gold, US$ 2,000/t for lead and US $2,600/t for zinc, and metallurgical recovery values of 82 % for silver, 22 % for gold, 89 % for lead, and 89 % for zinc, with the exception of gold rich veins that used 85 % for silver, 55 % for gold, 87 % for lead, and 89 % for zinc.

•

Mineral Resources for veins classified as wide (Anima, Animas NE, Cimoide ASNE, Nancy, Rosita, and San Cristobal) are reported above an NSR cut-off value of US$ 75/t. Mineral Resources for veins classified as narrow (all other veins) are reported above an NSR cut-off value of US$ 135/t based on actual and projected mining costs and a 15% upside in metal prices.

•	Mineral Resource tonnes are rounded to the nearest thousand.

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•	Totals may not add due to rounding.

Factors that may affect the Mineral Resource estimates include metal price and exchange rate assumptions; changes to the assumptions used to generate the cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; variations in density and domain assignments; geometallurgical assumptions; changes to geotechnical, mining, dilution, and metallurgical recovery assumptions; change to the input and design parameter assumptions that pertain to the conceptual stope designs constraining the estimates; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

1.10	Mineral Reserves

Mineral Reserves were converted from Measured and Indicated Mineral Resources.  Inferred Mineral Resources were set to waste.

Mineral Reserves assume overhand cut and fill or sublevel stoping mining methods.

The overall mining recovery is approximately 94 % which takes into account the presence of pillars in wide veins and crown pillars for each main level of the mine.

Two sources of dilution were considered, operational dilution and mucking dilution.  Operational dilution for cut and fill (mechanized – breasting) averages 17 % if a zero grade for the waste material is applied and this represents 91 % of the total reserves estimated. Other mining methods applied in less tonnage are cut and fill (mechanized – enhanced) averages 21%, cut and fill (semi-mechanized) average 22 % and conventional cut and fill averages 34%. For Sublevel longhole stoping, the calculation of the mining width estimated is 0.8 m (0.6 m for hangingwall and 0.2 m for footwall) with a minimum mining width of 0.8, then minimum stope shape dimension of 1.6m.

Metal prices used for Mineral Reserve estimation were determined as of June 2023 by the corporate financial department of Fortuna based on market consensus.

Metallurgical recoveries were based on metallurgical test work and operational results at the plant from July 2022 to June 2023.

Net smelter return (NSR) values were dependent on various parameters including metal prices, metallurgical recovery, price deductions, refining charges and penalties.

A breakeven cut-off grade was determined based on all variable and fixed costs applicable to the operation. These include exploitation and treatment costs, general expenses and administrative and commercialization costs (including concentrate transportation). The breakeven cut-off grade was determined to be US$ 89.78/t for mechanized (breasting); US$ 79.70/t for mechanized (enhanced); US$ 88.81/t for sub-level stoping (SLS); US$ 93.27/t for semi-mechanized; and US$ 170/t conventional.

Mechanized (breasting) cut and fill mining will be used for 91 % of the total Mineral Reserves, with the other methods representing the remainder.

Mineral Reserves as of December 31, 2023, are reported in Table 1.2.

Table 1.2  Mineral Reserves as of December 31, 2023

Category	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Metal
						Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)
Proven	20	261	0.94	2.23	2.62	165	0.6	0.4	0.5
Probable	2,269	81	0.13	2.79	4.06	5,924	9.3	63.2	92.0
Proven +Probable	2,288	83	0.13	2.78	4.04	6,089	9.9	63.6	92.5

Notes on Mineral Reserves

•	Mineral Reserves are reported at the point of delivery to the process plant using the 2014 CIM Definition Standards.
•	Mineral Reserves are reported as of December 31, 2023.
•	Raul Espinoza, FAusIMM (CP), a Fortuna employee, is the Qualified Person for the estimate.
•

Mineral Reserves are reported based on underground mining within optimized stope designs using an NSR breakeven cut-off for extraction including; mechanized (breasting) at US$ 89.78/t; mechanized (enhanced) at US$ 79.70/t; sub-level stoping (SLS) at US$88.81/t; semi-mechanized at US$ 93.27/t; and conventional at US$ 170/t.

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•	Metal prices used in the NSR evaluation are US$ 21/oz for silver, US$ 1,600/oz for gold, US$ 2,000/t for lead, and US$ 2,600/t for zinc.
•

Metallurgical recovery rates used for NSR values are 82% for Ag, 22% for Au, 89% for Pb and 89% for Zn except for gold rich veins (>1 g/t Au) that use 85% for Ag, 55% for Au, 87% for Pb and 89% for Zn and include the Soledad, Cimoide La Plata, La Plata, Pilar, San Pedro, and Ramal Piso Carolina veins.

•	Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on second half of 2022 and first half of 2023 actual operating costs.
•	Mining recovery is estimated to average 94 % with mining dilution ranging from 10 % to 34 % depending on the mining methodology.
•	Tonnes are rounded to the nearest thousand.
•	Totals may not add due to rounding.
1.11	Mining methods

The mining method employed at the Caylloma Mine is primarily cut-and-fill, which is commonly used in the mining of steeply dipping orebodies in stable rock masses. Cut-and-fill is a bottom-up mining method that consists of removing ore in horizontal slices, starting from a bottom undercut and advancing upwards. The operation bases its mining plan on a mix of mechanized, semi-mechanized, and conventional extraction methods based on vein width and rock quality.

Geotechnical recommendations used in mine design are based on a combination of rock mass rating and geotechnical strength index data.

Water inflows are currently managed using three pumping stations installed at different levels of the mine.  Main pumping station at level 17 is under construction and expected to be completed in January 2024 with testing and commissioning in February 2024.

The mining production period extends from 2024 to 2028, almost 5 years. At full production the planned mining rate is 1,500 tpd (543,000 tonnes per annum). Planned LOM production is 2.3 Mt at an average silver grade of 83 g/t, gold grade of 0.14 g/t, lead grade of 2.79%, and zinc grade of 4.03%.

Access to the Caylloma underground mine is from surface through a main ramp.  The Caylloma Mine has been designed with a separation of 100 m between levels primarily to limit blast vibration but also to assist with hanging wall and footwall stability.

Transportation of ore and waste is done via trucks with a 15 m3 of capacity through the main and secondary ramps.

The ventilation requirements for the Animas underground mine to produce 1,500 tpd is 345,100 cfm based on the utilization of the planned mining equipment. Air intake is through the RB 509 N and the main access ramp for levels 7 (NE), 8, 9 and 12 which represents an estimated 356,855 cfm. Ventilation is controlled by three principal fans, two operating at 120,000 cfm and one at 100,000 cfm.

The mine uses two kinds of backfill; waste rock backfill generated during underground mining and hydraulic backfill.

The mobile equipment fleet is based on the current mining operations, which are known to achieve the production targets set out in the LOM.

Mine infrastructure and supporting facilities are sufficient for the remaining LOM.

1.12	Processing and recovery methods

The process design is based on metallurgical testwork completed on samples from the deposit. The design and equipment are conventional.

The process plant design is split into four principal stages including: crushing; milling; flotation; and thickening, filtering and shipping.  The plant has a 1,500 tpd throughput rate.

Energy requirements at the operation are provided by a state power line of 15 kV. The maximum power demand for the plant is 2300 kW.

The processing plant water consumption is 2.45 m3/t to process one tonne of ore. Approximately 74% (1.82 m3/t) is recovered from the tailings facility and pumped back to the plant to be re-used in the process along with 26% (0.63 m3/t) fresh water collected from the mine and pumped to Level 9 to send it to the plant.

The plant uses conventional reagents, including a frother, collectors, flocculant and a depressor.

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1.13	Project infrastructure

All mine and process infrastructure and supporting facilities are in place at the operation with only an increase in tailings storage facility in 2026 and designation of underground waste disposal area required to meet the needs of the mine plan and production rate beyond 2025.

The Caylloma Mine has infrastructure consisting primarily of the concentration plant, electrical power station, water storage facilities, tailings facilities, stockpiles, and workshop facilities, all connected by unsealed roads. Additional structures located at the mine include offices, dining hall, laboratory, core logging and core storage warehouses. The mine site infrastructure has a footprint of 91.12 ha associated with the Huayllacho beneficiation concession.

All process buildings, offices, and camp facilities for operating the mine have been constructed.

The current tailings storage facility (TSF N° 3) is located approximately 4 km to the south of the concentration plant.  The tailings facility has a current incremental capacity of 921,000 m3, sufficient to handle tailings until the end of 2026 based on current production levels, with an expansion required for completion in 2026 to provide sufficient capacity for the LOM.

The mine currently has a single surface waste stockpile used for storing waste material that could not be effectively disposed of underground. There is sufficient remaining capacity for LOM requirements based on the currently defined underground waste disposal areas that are sufficient to the end of 2025 and the identification of an additional waste storage area on Level 8 of the Animas vein.

The mine currently has one ore stockpile which is used for blending or plant feed if underground mining is temporarily stopped.

The maximum power demand for the operation is 7800 kW provided mainly through the national power grid and three diesel generators on site to cover the shortfall and provide backup.

Water demand at the Caylloma Mine is 60 l/s, including 10 l/s for the camp. Approximately 70 % of the processing plant total water consumption is recovered from tailings facility N° 3 with the other 30 % from fresh water provided by the Santiago River.

1.14	Market studies and contracts

Since the operation commenced production in October 2006, a corporate decision was made to sell the concentrate on the open market. In order to get the best commercial terms for the concentrates, it is Fortuna’s policy to sign contracts for periods no longer than one year. All commercial terms entered between the buyer and Bateas are regarded confidential, but are considered to be within standard industry norms.

Fortuna established the metal pricing for Mineral Resources and Mineral Reserves using a consensus approach based on long-term analyst and bank forecasts prepared in May 2023.  A long-term price estimate of US$ 21/oz for silver and US$ 1,600/oz for gold has been applied, based on the mean consensus prices from 2024 to 2026 of US$ 24.00/oz of silver and US$ 1,788/oz for gold weighted at 40 % and the 10-year historical average of US$ 19.1/oz for silver and US$ 1,452/oz for gold weighted at 60%.

Bateas has used a Peruvian sol exchange rate of 3.6 soles to the US dollar for financial analysis purposes, which conforms with general industry-consensus.

Bateas has eight major contracts for services relating to operations at the mine regarding: mining activities, ground support, raise boring, drilling, transportation, electrical installations, plant and mine maintenance, explosives and civil works. The costs of such contracts are accounted for in the capital and operating expenditures depending on work performed. Contracts are negotiated and renewed as needed. Contract terms are typical of similar contracts in Peru that Fortuna is familiar with.

The QP has reviewed the information provided by Fortuna on marketing, contracts, metal price projections and exchange rate forecasts and notes that the information provided support for the assumptions used in this Report and are consistent with the source documents, and that the information is consistent with what is publicly available within industry norms.

1.15	Environmental studies and permitting

The mining operation has been developed under strict compliance of norms and permits required by public institutions associated with the mining sector. Furthermore, all work follows quality and safety international norms as set out in ISO 14001 and OHSAS 18000.

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In addition to these norms and permits obtained from the environmental department, the operation also ensures that all environmental activities are regularly monitored and recorded as part of the quality control measures that are presented to the Ministry of Energy and Mining (MEM) and other legal regulatory organizations.

Of particular importance is monitoring of the quality of river water in the area. This activity involves monitoring the Santiago River, being the main river that passes through the property, employing people from the local communities to verify the results.

Bateas has a very strong commitment to the development of neighboring communities of the Caylloma Mine. In this respect, Bateas is committed to sustainable projects, direct support and partnerships that build company engagement in local communities while respecting local values, customs and traditions. The company aims to develop projects or programs based on respect for ethno-cultural diversity, open communication and effective interaction with local stakeholders that improve education, health and infrastructure.

Mine closure is included in the environmental program. For 2024 a total of US$ 471,000 has been budgeted for the ongoing closure plan and environmental liabilities. The closure plan is performed to ensure compliance with the programs and plans submitted to the MEM. Budgeted mine closure costs for the LOM total US$ 16.1 million.

1.16	Sustaining capital and operating costs

Capital and operating cost estimates are based on established cost experience gained from current operations, projected budget data and quotes from manufacturers and suppliers.

The capital and operating cost provisions for the LOM plan that supports Mineral Reserves have been reviewed. The basis for the estimates is appropriate for the known mineralization, mining and production schedules, marketing plans, and equipment replacement and maintenance requirements.

The QP considers the capital and operating costs estimated for the Caylloma Mine as reasonable based on industry-standard practices and actual costs observed for 2023.

All remaining capital costs are considered to be sustaining capital costs.

Capital costs include all investments in ongoing mine development, infill drilling, mine equipment overhaul and components, infrastructure necessary to sustain the continuity of the operation. The capital costs are split into three areas: mine development; equipment and infrastructure; and mine closure and site rehabilitation.

Mine development includes the main development and infrastructure of the mine through the generation of ramps, ventilation raises, and extraction levels. Infill delineation drilling is included under mine development costs as this activity has the objective of increasing the confidence in currently defined Mineral Resources, and Brownfields exploration drilling is included regarding planned activities for the coming year.

Equipment and infrastructure costs are attributed to mine infrastructure in the Animas NE vein and energy capacity expansion for the plant and other minor equipment acquisition and spare parts.

Mine closure costs are attributed to site rehabilitation costs required to remediate the area where the mine is located and to meet mine closure requirements.

The capital cost estimate is summarized in Table 1.3.

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Table 1.3  Summary of projected major capital costs for the LOM

Capital Cost Item (MUS$)	2024	2025	2026	2027	2028
Development	3.61	5.89	2.52	2.87	0.00
Brownfields	0.24	0.00	0.00	0.00	0.00
Infill drilling	0.74	0.50	0.50	0.50	0.50
Mine Development & Brownfields	4.59	6.39	3.02	3.37	0.50

Mine	6.07	0.98	1.32	4.08	0.00
Plant	0.36	0.13	0.09	0.03	0.00
Tailings dam	0.44	3.61	5.41	0.31	0.00
Maintenance and Energy	6.18	1.68	0.23	0.00	0.00
General services	1.07	2.89	0.15	0.23	0.00
Equipment and Infrastructure	14.11	9.29	7.20	4.64	0.00

Mine Closure & Site Rehabilitation	0.47	0.07	2.10	1.90	11.52

Total Capital Expenditure*	19.17	15.75	12.32	9.91	12.02
*Numbers may not add due to rounding

Long-term projected operating costs are based on the LOM mining and processing requirements, as well as historical information regarding performance, operational and administrative support demands.

Operating costs include site costs and operating expenses to maintain the operation. These operating costs are analyzed on a functional basis and the cost structure is not similar to the operating costs reported by the financial statements published by Fortuna.

Site costs relate to activities performed on the property including mine, plant, general services, and administrative service costs. Other operating expenses include costs associated with concentrate transportation and community support activities.

Projected operating costs for the LOM are detailed in Table 1.4.

Table 1.4  Life-of-mine operating costs

Area	Units	2024	2025	2026	2027	2028
Mine	US$/t	45.3	44.1	42.4	41.9	43.2
Plant	US$/t	15.7	12.2	12.2	12.2	12.2
General Services	US$/t	16.4	16.4	16.4	16.4	16.4
Administrative Services	US$/t	12.0	12.1	12.1	12.1	12.0
Management Fee	US$/t	1.7	1.8	1.8	1.8	1.7
Distribution	US$/t	7.4	7.1	7.3	7.1	7.2
Community Support Activities	US$/t	1.2	1.2	1.2	1.2	1.2
Total	US$/t	99.8	94.8	93.3	92.6	93.9

1.17	Economic analysis

Fortuna is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material expansion in production is planned.

Mineral Reserve declaration is supported by a positive cashflow for the period set out in the LOM based on the assumptions detailed in this Report.

1.18	Conclusions

An economic analysis was performed in support of the estimation of Mineral Reserves. This indicated a positive cash flow using the assumptions and parameters detailed in this Report.

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1.19	Risks, and opportunities

Opportunities include:

•	Reduction in overall pumping costs through improvements to the mine dewatering system resulting in reduced power consumption and maintenance requirements.
•

Potential to expand the ore processing capacity at the plant. The conceptual study indicates a possible business case to increase production to 2,200 tpd and requires further studies to confirm its feasibility.

•	Potential to expand current resources through exploration of the Animas NE vein with mineralization remaining open to the northeast and at depth.

Risks include:

•

An expansion of the current tailings storage facility TSF N° 3 will be required for stage (3C) to cover the current production levels up to LOM requirements. A permit will be required for the expansion, and although there is no guarantee this will be granted, Bateas is confident that if the application is submitted in a timely manner, the permit should be granted based on previous permit applications.

•

Bateas management occasionally receives requests from local authorities and/or civil organizations regarding unrealistic social expectations. Bateas are mitigating the risk of conflict regarding these demands by working with local authorities, landowners, and communities to address expectation levels and to take requests into account in preparing its annual community relations work program and budget.

•

TSF N° 2 provides a small capacity (two months) as a contingency plan for tailings storage. It is currently being used as a temporary cyclone / tailings classification facility. TSF N° 2 is planned for decommissioning in 2025 when a new cyclone plant is planned to be operational adjacent to the mill. A site investigation study was conducted in the third quarter of 2023 to sample foundation materials and laboratory testing is planned for January 2024. Engineering trade off analysis is expected to be completed by the end of the second quarter 2024 to determine closure costs associated with this facility. TSF N° 2 closure costs are currently unknown.

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1.20	Recommendations

Recommendations for the next phase of work have been broken into those related to ongoing exploration activities and those related to additional technical and operational studies. Recommended work programs are independent of each other and can be conducted concurrently unless otherwise stated. The exploration phase is estimated to cost $ 980,000 with an additional technical studies phase estimated to cost $ 180,000.  Depending on results from these phases a plant expansion pre-feasibility study phase may be executed at an estimated cost of approximately $ 1,000,000.

1.20.1 Exploration

•

Exploration. It is recommended that Bateas continue surface mapping of key areas of interest including Antacollo, Condorcoto, Santa Rosa and Antimonio, as well as geophysical surveys at Llocococha to identify potential future drill targets. The budgeted cost of the surface mapping activities is $ 244,000 (excluding personnel costs).

•

Delineation (infill) drilling. Bateas is planning to continue the delineation drilling from underground in 2024 focusing on the lower levels of ore shoot 3 in the Animas NE vein. A total of 20 drill holes totaling 4,027 m is planned at a budgeted total cost of $ 736,000.

1.1	Technical and operational studies
•

Review of mining methodology. The width of mineralization and rock quality varies greatly throughout the deposit. It is recommended that an evaluation of mining method be conducted to assess potential implementation of the SLS mining method applied to high grade Au-Ag veins, additionally to review an increment on the bench height of the SLS stopes from 13.5 m to 20 m. The study could be conducted in-house or externally, with an external cost estimated at $ 80,000.

•

Review of mine cost optimization. It is proposed to do a cost optimization study in order to identify operational bottlenecks where savings can be found both in mine, auxiliary services and plant. The estimated cost of the study is $ 100,000.

•

Plant expansion pre-feasibility study. A pre-feasibility study is recommended to assess if the production rate at the Caylloma plant could be increased to 2,200 tpd. The estimated cost of the study is approximately $ 1,000,000.

•

Density estimation. It is recommended that the number of bulk density measurements be increased in veins that lack sufficient values for meaningful statistical analysis. This will be completed utilizing the operations resources and part of normal operating cost.

[End of Extract of Summary from Caylloma Technical Report]

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FORTUNA MINING CORP.

Schedule “D”

MATERIAL PROPERTIES

Diamba Sud Project, Senegal

The following is the Summary from the technical report (the “Diamba Sud Technical Report”) entitled “Diamba Sud Gold Project, Kédougou Region, Senegal” with an effective date of October 15, 2025 prepared by Eric Chapman, P.Geo., Paul Weedon, MAIG, Raul Espinoza, FAusIMM (CP), Mathieu F. Veillette, P.Eng. and Leendert (Leon) Lorenzen, CEng, CPEng, PrEng, FAusIMM (CP).  This Summary is subject to certain assumptions, qualifications and procedures described in the Diamba Sud Technical Report and is qualified in its entirety by the full text of the Diamba Sud Technical Report which is available for viewing on SEDAR+ at www.sedarplus.ca and is incorporated by reference in this AIF, and is also filed with the SEC on EDGAR (available at www.sec.gov).  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Diamba Sud Technical Report.

1.1	Introduction

This Technical Report (the Report) was prepared by Mr. Eric Chapman, P.Geo., Mr. Paul Weedon, MAIG, Mr. Raul Espinoza, FAusIMM (CP), Mr. Mathieu Veillette, P.Eng., and Dr. Leendert (Leon) Lorenzen, FAusIMM (CP) for Fortuna Mining Corp. (Fortuna)on the Diamba Sud Project (the Project) located in the Kédougou Region of Senegal.

The Diamba Sud Project is operated by Boya S.A. (Boya), a 100% indirectly owned Fortuna subsidiary. The Government of Senegal will assume a 10% free carried ownership interest in Boya when an exploitation permit is granted.

The Report discloses Mineral Resource estimates for the Project and a Preliminary Economic Assessment (PEA) based on those estimates.

Costs are in US dollars (US$) unless otherwise indicated.

1.2Property description, location and access

The Diamba Sud Project is located within the Department of Saraya in the Kédougou Region and within the Arrondissement of Bembou. It is situated approximately 50 km north of the Senegal-Guinea border, and is approximately 7 km to the west of the Falémé River which, in this region, defines the international border between Senegal and Mali. The Project is approximately 665 km southeast of the Senegalese capital Dakar and 83 km northeast from the nearest town, Kédougou.

The Project comprises two blocks: DS1 and DS2 linked by a narrow strip of some 25 m width in order for the two blocks to be classed as contiguous and one permit area. DS1 is centered upon co-ordinates 11° 28’ 23.17” W and 12° 55’ 46.55” N. DS2, the southern block some 20 km to the south is centered upon co-ordinates 11° 26’ 2.68” W and 12° 45’ 13.61” N.

Elevations range between 100 m and 380 m above mean sea level. The region features low to moderate relief, consisting of broad lateritic plateaus, eroded valleys, and gentle slopes.

The landscape primarily comprises forested savanna with patches of grassland and forest. Notable flora include Baobab (Adansonia digitata), Madd (Saba senegalensis), Jujube (Ziziphus mauritania), and the Locust Bean Tree (Parkia biglobosa). Larger trees are often localized along river channels where seasonal rivers flow and the lateritic plateau has eroded, while vegetation in the area is predominantly grasses and small shrubs, characteristic of the climate.

From Dakar the Project site is accessed via the all-weather paved N1 highway southeast to the city of Tambacounda, the regional center of Senegal. From Tambacounda, the N7 can be taken southeast to Kédougou where it joins the Kédougou–Saraya road which connects Kédougou to the village of Saraya. From Saraya the paved N24 road is frequented by trucks taking goods to and from Mali, passes through the Diamba Sud permit area, and continues through to the Senegal-Mali border. Due to frequent use by trucks carrying heavy loads, road conditions can be locally very poor. However, in almost all cases the main roads remain open to vehicles throughout the year. Access throughout the permit area is taken via a combination of paved and laterite roads and dirt tracks.

Access by air is possible via an asphalt airfield in Kédougou. The Government has announced numerous plans to transform the airport into an international airport with regular scheduled flights, but development of the airport is yet to take place. Thus, the only currently available options for flights are two charter companies that operate from Dakar with flights taking approximately 2–3 hours.

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1.3Mineral tenure, surface rights and royalties

The Diamba Sud permit is an exploration permit (permis de recherche) which was granted to Boya in June 2015 under the 2003 Mining Code before the 2016 Mining Code came into effect, and therefore it remains subject to the 2003 Mining Code for its duration and validity. The exploration permit was granted for an initial period of three years, subject to being renewed twice for additional periods of three years.  It was last renewed on June 9, 2021, for a period of three years, being the second and final renewal and which expired on June 9, 2024. However, Fortuna obtained a special two-year retention period to complete the works necessary for a PEA, and to conduct the environmental studies that are required in support of an application for a mining license. This retention period is valid until June 21, 2026, and requires the submission of a request for an exploitation permit before this date and at least four months before the expiry of the exploration permit.

The permit comprises two blocks, the northern block, DS1 is approximately 46.56 km2 and the southern block, DS2, some 20 km to the south is approximately 6.31 km2, for a total permit area of 53.46 km2 (including the corridor of land connecting the two parcels.

Mineral exploration permits, within their boundaries, entitle the holder within the boundaries of its perimeter, on surface and indefinitely in depth, the exclusive rights to explore for the nominated mineral commodities specified (in this case, gold), as well as encumbrance‐free disposal of materials extracted during the exploration process. Such permits allow for beneficial ownership to be held by a foreign entity, such as Fortuna, through Boya, its wholly-owned Senegalese subsidiary.

Boya has full and unrestricted surface rights to the land covered by the exploration permit. The perimeter of the exploration permit is free to access and is not subject to any kind of restriction, subject to the applicable mining regulation.

The Diamba Sud Project is not subject to any back-in rights, liens, payments or encumbrances.

There are royalties attached to the mineral concessions; however, the only royalties that affect the Mineral Reserves and have been considered in the economic analysis are:

•A 3% royalty on the “carreau-mine value” of gold produced.  The carreau-mine value of a mineral substance is calculated as the difference between its sale price and the total costs incurred between the mine site and the point of delivery.

•A contribution to a local development fund of  0.5% of Boya’s annual turnover (excluding taxes) dedicated to promote the economic and social development of local communities.

1.4History

Prior to 1993 there is no known or recorded systematic mineral exploration carried out on the property, although regionally the area was surveyed by the Bureau de Recherches Géologiques et Minières (BRGM) as part of the Senegal Plan minerale in 1983.  The first recorded exploration activities were carried out by Anmercosa Exploration (a subsidiary of Anglo American plc) from 1993 to 1996, as part of a joint venture agreement with Iamgold Corporation (Iamgold).  This work was carried out over the larger Bambadji permit which at that time included the area currently referred to as Diamba Sud.

Between 1997 to 1998, Ashanti Goldfields completed further exploration activities as part of a similar joint venture with Iamgold.

Between 1999 to 2014, Iamgold conducted exploration activities at the Diamba Sud Project, either individually or as part of a joint venture. The area was relinquished as part of a renewal process for Bambadji and acquired by Boya in 2015.

1.5Geology and mineralization

The Diamba Sud Project is a part of the West Africa craton (WAC) within the Loulo Mining district.

The geology local to the Diamba Sud Project is dominated by plutons belonging to the Falémé Volcanic Belt as well as roof pendants and xenolith screens of the Bambadji Formation which also uncomformably overly the Kofi series sediments that subcrop to the east.

At the westernmost extent of the Kofi series, north striking altered marbles and strongly abilitized lithologies with identified and unidentified protoliths are prevalent. The Kofi series in the area is dominated by undifferentiated sandstones and siltstones with minor conglomerate and breccia. Several dolerite dykes of various orientations intrude the Kofi series and plutonic rocks of the Falémé Volcanic Belt.

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The Falémé Volcanic Belt within and surrounding the permit area is made up of the Highway pluton and a range of smaller plugs and dykes. The Balangouma Pluton and heterogeneous granitoids adjacent to it occur to the north of the permit, with the Boboti and Garaboureya plutons outcropping to the south of the permit. The Bambadji Formation is also mapped to subcrop within and surrounding the permit, forming xenolithic screens and roof pendants within the Falémé Volcanic Belt, as well as unconformably overlying the Kofi series to the east.

Iron endo- and exoskarns, some structurally controlled along faults, occur within the Falémé Volcanic Belt, the Bambadji Formation and on western portions of the Kofi series. A genetic link between iron skarn mineralization and gold mineralization has been proposed based on the proximal locations of these deposits, the involvement of high temperature FeCl2-rich brine and from mineral paragenesis at the Sadiola deposit. Additionally, the Karakaéné Ndi iron skarn, north of Afrigold’s Karakaéné mine, has been a target of significant artisanal workings. Named iron skarns inside and within the vicinity of the project include the Karakaéné Mbah, Karakaéné Ndi and Kouroudiako iron skarns, with other unnamed skarns of various volumes also outcropping in the region.

Sedimentary sequences not confirmed to belong to the Bambadji Formation and possibly belonging to the Kofi series or part of the Diale-Dalema Basin are also present within the permit. These consist of marls, carbonates, polymictic matrix-supported conglomerates and intensely hydrothermally altered lithologies, some of which the protoliths cannot be identified. Granites belonging to the Falémé batholith intrude into these sedimentary units.

Both the Falémé batholith and sedimentary sequences are intruded by late predominantly sub-vertical diorite dykes.  A number of iron endo and exoskarns also occur in the area and these form prominent topographic highs inside and outside of the permit area.

Exploration has identified seven gold deposits and several prospects located in the DS1 block. These include the deposits of Area A, Area D, Karakara, Kassassoko, Western Splay, Moungoundi, and Southern Arc, as well as the Gamba Gamba North, Area A North, Area D South, and Kouroudiako prospects.  These deposits all form part of a single mineralizing system with local variability influenced mainly by intensity of brecciation, alteration and later supergene processes. The Bougouda prospect is located in the DS2 block.

Mineralization at Diamba Sud is relatively simple, consisting dominantly of pyrite with minor chalcopyrite and magnetite.

There does not appear to be a preferential host lithology, with gold mineralization hosted in most rock types, except for weakly altered fine grained sedimentary rocks. Most of the mineralization is hosted in a combination of disseminated pyrite, minor veinlets and hydrothermal breccia cement.

The predominant mineralization style is orogenic lode gold with supergene enriched saprolite zones specifically in Area D.  This style of mineralization can occur as veins or disseminations in altered (often silicified) host rocks or as pervasive alteration over a broad zone. Across Diamba Sud gold mineralization is controlled by a variety of minor structures and often along lithological boundaries.

Gold mineralization is both structurally and lithologically controlled and can occur within granites, argillites, conglomerates, marls and carbonates.  Supergene enrichment of the orogenic gold deposits (saprolitic) has also taken place within the permit, with significant mineralization of this style present within Area D.

Most of the mineralization at Diamba Sud is hosted within sedimentary units, where structures that acted as fluid conduits intersected the units allowing fluid flow.  Hydrothermal breccia zones within Area A host some of the highest grades within the hypogene mineralized zones from Diamba Sud.  The high permeability and porosity of these rocks, in addition to friction and attrition generated at clast boundaries due to strain, allowed fluid to move into this unit and deposit the auriferous pyrite. A precursor phase of albitization and hematization prepared the breccias for a later phase of auriferous pyrite–hematite–albite–carbonate–quartz mineralization.

Mineralized structures also occur throughout the intrusions in the area, with auriferous pyrite ± carbonate veins exploiting shear zones that cut through the granitoids.

Gold mineralization at Diamba Sud is considered to be of the orogenic type.

1.6Exploration, drilling and sampling

From 1993 to 1996, Anmercosa conducted regional exploration activities over the Bambadji, Daorala and Boto Project areas as part of a joint venture agreement with Iamgold. These activities included airborne geophysical surveys along with regional and local geochemistry and early drilling activity. No drilling was conducted on the Diamba Sud area.

Ashanti Goldfields also worked on the Bambadji, Daorala and Boto areas and continued to focus on geochemical data acquisition of and conducted some preliminary trenching and pitting in 1997 and 1998.

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From 1999 to 2014, Iamgold conducted limited prospecting activity over the Bambadji permit: the majority of the work conducted was on the eastern portion of the permit and not on the Diamba Sud area. The western part of the Bambadji permit was relinquished in 2014.

The Diamba Sud exploration permit was granted in April 2015 to Boya, a subsidiary of Boya Gold PTY Ltd. (Boya Gold). During the period 2015-2016, Boya conducted regional soil geochemistry for gold using a 400 x 400 m grid, later infilled to 200 x 100 m in places, collecting 1,552 soil samples.  Outcrop mapping was completed over an area of 37 km2 and 96 grab samples were collected.

Air core and reverse circulation (RC) drilling was conducted by Minerex drilling. A total of 334 air core holes with depths from 2–56 m were drilled for a total meterage of 3,358 m with 1,160 samples, including quality control samples, sent to the SGS laboratory in Bamako (SGS Bamako) for analysis.  In addition, 9 RC holes, with maximum depths ranging from 40–86 m, were drilled over two target areas in the south of DS1 at Dembakholi and Southern Arc for a total meterage of 650 m with 338 samples, including quality control samples, sent to SGS Bamako for analysis.

Boya Gold was acquired by Chesser Resources Ltd. (Chesser) in 2017. Chesser commenced RC drilling in 2019 using several different drilling contractors during various campaigns through to July 2023.  A total of 10 geochemical targets were drilled by RC or RC with a core tail, totaling 493 holes and 58,960 m. In total, 127 diamond drill (DD) holes totaling 19,805 m were drilled between November 2019 and July 2023. All holes were sampled at 1- or 2-m intervals in the oxide material and at 1-m intervals in the fresh rock and all samples were submitted to SGS Bamako or to the ALS laboratory in Burkina Faso.

After acquiring Chesser in 2023, Fortuna began an extensive program of verification and infill drilling across nine of the advanced target areas with the aim of collecting sufficient data to support the estimation of Mineral Resources. A total of 532 RC holes totaling 59,701 m, 425 DD holes totaling 56,672 m and 15 RC with DD tail holes totaling 1,830 m were drilled between October 2023 and October 31, 2025.

RC drilling was conducted using an Atlas Copco T3W rig with a 950CFM compressor and an Atlas Copco Hurricane booster.  All holes were cased with PVC to 6 m and then drilled using a 5.5-inch RC hammer bit. Samples were collected at 1-meter intervals from an onboard cyclone then split on site to produce two 1.5 kg samples, the first sample was submitted for analysis, the second stored as a duplicate sample.

Diamond drilling was conducted with Atlas Copco CS14 and CT14 diamond drill rigs, dependent upon the contractor. The majority of this drilling is drilled to HQ (63.5 mm core diameter) and NQ (47.6 mm) sizes. In Area D where the oxide material can be difficult to keep holes from collapsing, holes are drilled PQ (85 mm) from surface to fresh rock before stepping down to HQ and NQ as appropriate to conditions and depth.

Proposed surface drill hole collar coordinates, azimuths and inclinations were designed based on the known orientation of mineralization and the planned depth of intersection using geological plan maps and sections as a guide. The location of the collar is defined in the field using differential global positioning system (GPS) instruments. The drill pad is then prepared at this marked location. Upon completion of the drill hole, a survey of the collar is performed using Total Station equipment, with results reported in the collar coordinates using reference Datum WGS84, UTM Zone 29N.

The geologist in charge of drilling is responsible for orienting the azimuth and inclination of the hole at the collar using a compass clinometer. Downhole surveys for RC holes are completed every 10 m by the drilling contractor using a Reflex Gyro Sprint IQ survey tool. Downhole surveys of the DD holes were conducted using a variety of survey tools, as there were several rigs operating at the same time in different areas. These included a Reflex EZ Shot TM, the Reflex Gyro Sprint IQ and an Axis Champ gyro. Readings were collected every 30 m down the hole. Boya assesses the downhole survey measurements as a component of data validation.

Drill holes are typically drilled on sections spaced 25 to 50 m apart along the strike of the mineralized structures.

The Area A deposit has been drilled over an approximate area of 700 m (north to south) and 500 m (east to west) to depths around 280 m from surface. Exploration drilling has increased in depth to the south.

The Area D deposit has been drilled over an approximate area of 600 m (north to south) and 700 m (east to west) to depths around 250 m from surface. Exploration drilling has increased in depth to the south.

The Karakara deposit has been drilled over a strike length of approximately 1,000 m (north–northeast to south–southwest) and to depths of 230 m from surface. Exploration drilling has increased in depth in response to the plunge of the mineralization to the southwest.

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The Kassassoko deposit has been drilled over an approximate area of 700 m (southwest to northeast) and 200 m (southeast to northwest) to depths around 150 m from surface. Exploration drilling has increased in depth to the south.

The Western Splay deposit has been drilled over an approximate area of 500 m (north to south) and 700 m (east to west) to depths around 280 m from surface. Exploration drilling has increased in depth to the south.

The Moungoundi deposit has been drilled over a strike length of approximately 400 m (north to south) and to depths around 150 m from surface.

The Southern Arc deposit has been drilled over a strike length of approximately 800 m (northwest to southeast) and to depths of 200 m from surface.

The Bougouda prospect has been drilled over a strike length of approximately 1,800 m (northeast to southwest) and to depths of 150 m from surface.

The Gamba Gamba North prospect drilled by Chesser is split into two main mineralized zones. The eastern zone has been drilled over a strike length of 300 m (north–northeast to south–southwest) to a depth of 150 m from surface; the western zone has been drilled over a strike length of 300 m (north to south) to a depth of 125 m from surface. The drilling follows the plunge of the mineralization, generally getting deeper towards the south–southwest.

The Bougouda prospect has been drilled over a strike length of approximately 1,800 m (northeast to southwest) and to depths of 150 m from surface.

The relationship between the sample intercept lengths and the true width of the mineralization varies in relation to the intersect angle and sometimes can be difficult to determine based on the various orientations of the mineralized structures. Calculated estimated true widths (ETWs) are always reported together with actual sample lengths by taking into account the angle of intersection between drill hole and the mineralized structure.

RC chips were collected and logged at the drill site and stored in standard chip trays for further investigation as appropriate.

Core is logged in detail at the field camp, using LogChief software and transferred electronically to DataShed 5 for database management. As is the norm with exploration drilling, geological logging is undertaken at several different times to ensure that a level of consistency is maintained. Lithologies, alteration, mineralization and structures are all logged to industry standards. Geotechnical information collected routinely is at a rudimentary exploration level, however 14 holes (2,100 m) were fully logged to higher geotechnical standards as part of geotechnical studies.

The sampling methodology, preparation, and analyses differ depending on whether it is DD core or RC chip samples.

Sampling of RC holes is conducted at the drilling rig with one split sample collected for routine analysis and the second sample split again for duplicate sample submission.

Sampling of diamond core is conducted after geological logging and marking of the core for sampling. Core is split using a diamond saw. The half core that does not contain the orientation line is then selected for sampling. Intervals are based upon geology with nominal sample lengths of 1 meter due, although this may be variable, but standard sampling procedures dictate a minimum sample length of 0.4 m and a maximum of 1.2 m. For duplicate samples only, the remaining half core is cut in half again for submission to the laboratory.

PQ core is sampled as quarter core for routine sample submission and the second quarter is collected for duplicate sample submission.

All samples are combined into batches for submission to the laboratory. Nominally each batch should represent a specific hole, however the preferred batch size at the laboratory is 100 samples, thus longer holes tend to be split into two or three batches. Once sampled and labelled samples are packed into large sacks and sealed ready for transportation.

Sample collection and transportation of drill core and chip samples is the responsibility of Boya exploration and must follow strict security and chain of custody requirements established by Fortuna. Samples are retained in accordance with the Fortuna corporate sample retention policy.

The preparation of both RC and DD samples is conducted by ALS Global at their preparation facilities in Kédougou, Senegal or Bamako, Mali.

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Samples from Diamba Sud are assayed for gold at ALS Global’s analytical facility in Ouagadougou, Burkina Faso or the SGS Mineral Services laboratory in Bamako, Mali. The assay method used for all the drill samples is a fire assay fusion with atomic absorption spectroscopy (AAS) finish. Both the ALS Global and SGS Mineral Services laboratories are certified for the preparation and assaying of gold samples.

Implementation of a quality assurance/quality control (QAQC) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of certified reference material (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Fortuna implemented a full QAQC program to monitor the sampling, sample preparation and analytical process for all drilling campaigns in accordance with its companywide procedures. The program involved the routine insertion of CRMs, blanks, and duplicates. Evaluation of the QAQC data indicates that the data are sufficiently accurate and precise to support Mineral Resource estimation.

1.7Data verification

Site visits were completed.  The QPs individually reviewed the information in their areas of expertise, and concluded that the information supported Mineral Resource estimation, and could be used in mine planning and in the preliminary economic analysis that supports the PEA.

1.8Mineral processing and metallurgical testing

Maca Interquip Mintrex (MIQM), previously Mintrex, was engaged by Chesser in May 2022 and subsequently by Fortuna to manage metallurgical testwork for the Diamba Sud Project. The testwork was undertaken by ALS Metallurgy Pty Ltd (ALS) in Perth, Western Australia. A testwork program developed by MIQM aimed to build upon the initial scoping study level testwork competed in 2022. The testwork was conducted on samples selected by MIQM and Fortuna across three initial deposits: Area A, Area D, and Karakara. The purpose of the testwork program was to provide inputs to future studies for a gold processing plant.

Testwork was to be conducted in five stages. The first stage was comminution testwork, which was used to determine the mineralization properties. Optimization tests were then conducted in the second stage to determine optimum conditions for cyanidation. The third stage of testwork determined cyanidation at the optimized conditions and carbon testing across a number of samples. The final two stages consisted of variability testing. Bulk mineral analysis (BMA), rheology and diagnostic leach tests were added during the program to investigate flow properties and speciation.  Additional testwork was commissioned and managed by Fortuna covering the Western Splay, Kassassoko, Moungoundi and Southern Arc deposits, as well as some supporting testwork identified during review. This additional testwork was completed in phases through 2024 and 2025.

The testwork program indicated favorable grinding and leaching characteristics for the oxide mineralization and most samples of the fresh mineralized material:

•

Various comminution tests were undertaken on the composites. Bond abrasion (Ai), Bond Ball mill (BWi) indices and semi-autogenous grind (SAG) mill comminution (SMC) tests were undertaken. Initial modelling confirmed that single-stage SAG mill (SSAG) and SAG and ball mill crushing (SABC) comminution flowsheets are both suitable for this material. Unfortunately, the oxide composites were too friable to be reliably tested with these methods. Initial size screening indicated the unmilled mineralization is mostly fine and close to the milling product P80.

•	Comminution testing results indicated the following:
o	Ai (average ~0.18 for fresh domain) indicates that the material is not abrasive.
o

BWi and SMC results indicate that the material is moderate to hard (10–22 kWh/t), except the oxide composite, which was not compatible with the test. The friability of the composite shows that the oxide is very soft.

o

The SMC testwork indicates that the mineralized material is amenable to both single-stage crushing followed by SAG milling (SSAG), or alternatively SABC (average A*b of 27–53 for fresh mineralization) in closed circuit with or without a pebble crusher.

•

Gravity testwork has indicated that the mineralized material contains a large proportion of free/gravity-recoverable gold. The proportion of gravity recoverable gold varied from 19–40% for selected oxide samples and 27–81% for selected fresh mineralized material. Broadly, the higher gold grade fresh materials had higher fractions of gravity gold, while the lower-grade samples had comparatively lower gravity recoveries. Intensive leach results indicate gold recoveries from the gravity concentrate >99%.

•	Leaching optimization tests on two oxide and seven fresh samples found the leaching parameters that were suitable for these types of mineralized material:
o	Optimal grind size selected at 106 µm,

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o	Only one sample exhibited recovery below 90%, at 74%. The addition of 200 g/t lead nitrate did not improve gold recovery.
o	Use of air instead of oxygen for sparging did not impact gold recovery significantly.
o	Cyanide concentration initially at 1,000 ppm (maintained at 500 ppm) showed marginal improvement over 500 ppm initial and 250 maintained, and 250 initial and 100 ppm maintained.
o

Varying the carbon in leach (CIL) oxide solids concentration between 25–40% did not show major impact with increasing solids density in this range. Varying the fresh solids concentration between 35–45% likewise showed no major impact.

o	Based on the majority of tests, longer leach times in excess of 24 hrs were not considered to be necessary.
o	Gold leaching kinetics on gravity tailings samples after gravity gold recovery are relatively fast and mostly complete within 8 hours.
o	The samples did not display any preg-robbing characteristics or carbon fouling.
•

Applying the optimized leach conditions to bulk composites, including 19 additional variability samples, found that the leach recovery of gold (that is, head grade minus gravity) varied significantly between 20–98%. Overall, the composites tested demonstrated high to very high total gold recoveries (including gravity) of 70–99%t after 24 hrs. Both oxide and fresh mineralization samples tested showed overall recovery with an average of 91%.

•	Rheology testwork was undertaken on fresh and oxide samples, with the oxide samples showing elevated viscosity above 45% w/w solids.
•	Diagnostic leaching was undertaken on several samples that had lower overall recovery (70–74%). These tests indicated that a portion of the gold (24–31%) was locked in sulfides.
•	Thickener testwork indicated good thickening behavior for fresh material and poor thickening behavior for oxide material.
•

Based on the above, metallurgical grade versus recovery relationship formulas were developed for oxide/transitional rock (all deposits) and separate formulas for fresh rock in each of the seven deposits. The overall recovery is estimated to be 90.4% for oxide/transitional rock and 93.4% for fresh rock for Area A; 85.2% for fresh rock for Area D; 94.9% for fresh rock for Karakara; 88.3% for fresh rock for Western Splay; 90.3% for fresh rock for Kassassoko; 82.7% for fresh rock for Moungoundi; and 86.4% for fresh rock for Southern Arc.

1.9Mineral Resources

Mineral Resource estimates used diamond and RC drill hole information obtained by Boya since 2019. Mineralized domains identifying potentially economically extractable material were modeled and used to code drill hole samples for geostatistical analysis, block modeling and grade interpolation. Gold and copper grades were estimated into a geological block model consisting of either 5 x 5 x 5m or 10 x 10 x 5 m selective mining units (SMUs), depending on the level of data density. Grades were estimated by ordinary kriging (OK) and constrained within an ultimate pit shell based on estimated long term metal prices, projected operating costs, geotechnical constraints, and metallurgical recoveries. Estimated grades were validated globally, locally, and visually prior to tabulation of the Mineral Resources.

Resource confidence classification considers a number of aspects affecting confidence in the resource estimation including; geological continuity and complexity; data density and orientation; data accuracy and precision; and grade continuity. Mineral Resources are categorized as Indicated or Inferred. The criteria used for classification includes the number of samples, spatial distribution, distance to block centroid, kriging efficiency (KE) and slope of regression (ZZ).

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The Qualified Person for the Mineral Resource estimate is Mr. Eric Chapman, P.Geo., a Fortuna employee. Mineral Resources for the Diamba Sud Project are reported insitu, using the 2014 CIM Definition Standards, and have an effective date of July 7, 2025. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.  The estimate is detailed in Table 1.1.

Table 1.1 Mineral Resources for the Diamba Sud Project

Category	Deposit	Tonnes (000)	Au (g/t)	Au (koz)
Indicated	Area A	3,891	1.47	184
	Area D	4,877	1.75	274
	Karakara	2,476	1.79	143
	Western Splay	1,615	1.65	86
	Kassassoko	1,294	0.90	38
	Total	14,153	1.59	724
Inferred	Area A	61	1.02	2
	Area D	600	1.10	21
	Karakara	510	1.61	26
	Western Splay	101	2.11	7
	Kassassoko	123	0.85	3
	Southern Arc	3,854	1.57	194
	Moungoundi	922	1.06	31
	Total	6,171	1.44	285

Notes to accompany Mineral Resource table:

•	Mr. Eric Chapman, P.Geo., is the Qualified Person responsible for Mineral Resources, and is a full-time employee of Fortuna.
•	Mineral Resources are reported using the 2014 CIM Definition Standards.
•

Mineral Resources are reported insitu, on a 100% basis as of July 7, 2025.  The Government of Senegal will assume a 10% free-carried ownership interest in the Project when an exploitation permit is granted, and may elect to purchase up to an additional 25% interest in Boya SA at a “fair price” as determined through an independent valuation upon the granting of the exploitation permit.

•	Mineral Resources are reported from a regularized block model derived from the original sub-blocked model to account for artisanal mining dilution.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•

Mineral Resources are reported inside constraining pit shells using selective mining unit block sizes and at an incremental gold cutoff grade for oxide/transitional material of 0.31 g/t Au, with fresh material reported based on a cutoff of 0.35 g/t Au for Area A, 0.42 g/t Au for Area D, 0.35 g/t Au for Karakara, 0.41 g/t Au for Western Splay, 0.35 g/t Au for Kassassoko, 0.37 g/t Au for Southern Arc, and 0.39 g/t Au for Moungoundi in accordance estimated average base mining costs of US$4.57/t for all material mined, average processing and G&A costs of US$21.45/t milled, and sales and transportation costs of US$7.00/oz of gold. Pit slope angles applied are 33° for weathered material and 46° for fresh rock. The long-term gold price was US$2,600/oz. Metallurgical recoveries are estimated using grade versus recovery relationship formulas developed for oxide/transition rock (all deposits) and separate formulas for fresh rock in each of the seven deposits A royalty of 3.5% has been considered in the generation of the pit shell and cut-off grade determination.

•	Totals may not add due to rounding.

Factors that may affect the estimates include metal price and exchange rate assumptions; changes to the assumptions used to generate the cut-off grades; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; variations in density and domain assignments; geometallurgical assumptions; changes to geotechnical, mining, dilution, and metallurgical recovery assumptions; change to the input and design parameter assumptions that pertain to the conceptual open pit constraining the estimates; extent of artisanal mining; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Resources that are not discussed in this Report.

1.10Mineral Reserves

The Diamba Sud Project has no defined Mineral Reserves.

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1.11Mining methods

The mine plan is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mining is proposed for Mineral Resources defined inside an ultimate pit shell based on a long term gold metal price of US$2,300/oz, by conventional open pit mining methods and equipment, using the services of a mining contractor.

There will be seven open pits (Area A, Area D, Karakara, Western Splay, Kassassoko, Moungoundi and Southern Arc). The Area D pit will be mined in two stages, the other pits will be mined in a single stage.

The overall mining and production strategy is to maintain a mill processing throughput of 2.0–2.5 Mtpa. The processing plant design capacity is 2.0 Mtpa of fresh rock, with capacity to process up to 2.5 Mtpa where the blend is 80% fresh rock and 20% oxidized rock. The pits were sequenced to maximize the amount of oxide mined early in the schedule to maximize processing rate and cashflow early in the schedule. The mine life based on Indicated and Inferred Mineral Resources is 8.1 years.

Drilling and blasting are planned for oxide, transitional and fresh mineralized material and waste, followed by conventional excavator and truck operations within the pits for the movement of mineralized material and waste. Free digging will be conducted in the oxide zones if practical, otherwise blasting has been assumed for all the weathering horizons. Bench heights for extraction of mineralized material and waste material is 5 m taken in two digging flitches of 2.5 m. Where possible in high waste stripping pit stages, 10 m bench heights will be used at an appropriate standoff distance from known mineralization.

Mining costs and equipment requirements are predominantly based on a request for pricing conducted in 2025 with five mining contractors submitting proposals however only three were used for pricing after outliers were removed. The mining equipment is proposed to be 120 t and 200 t excavators, along with 100 t haul trucks. The annual rate of mining movement peaks at 9 million bank cubic meters (BCM). A common pool of equipment will be used and scheduled across all of the active pits so that movement between the pits is minimized.

A tender process will be used to select the mining contractor.

Run of mine (ROM) material will be trucked from the pits to the ROM pad and tipped onto the ROM pad to be reclaimed and loaded to the crusher feed bin using front-end loaders that will be operated by the mining contractor.

1.12Processing and recovery methods

The process plant design is based on a metallurgical flowsheet envisioned for the production of gold doré at optimum recovery while minimizing initial capital expenditure and operating costs. The flowsheet comprises a conventional crushing, milling, gravity recovery, a CIL, carbon elution and gold recovery circuit.

The key project design criteria for the plant are:

•

Initial nominal throughput of 2.5 Mtpa mineralized material in years 1 to 3 (high quantities of oxide feed), decreasing to 2 Mtpa thereafter (predominantly fresh rock feed). This flexibility is achieved through the upgrading and sizing of key components, such as pipes and pumps, to support higher throughput, minimize potential bottlenecks, and ensure planned throughputs can be met.

•	Crushing plant availability of 75%.
•	Plant availability of 91.3% for grinding, gravity concentration, leach plant and gold recovery operations.

The proposed process design is comprised of the following circuits:

•	Primary jaw crushing of ROM material.
•	A coarse material stockpile to provide buffer capacity ahead of the grinding circuit.
•	Grinding circuit: single-stage SAG mill in closed circuit with cyclones.
•

Gravity recovery of cyclone underflow by a semi-batch centrifugal gravity concentrator, followed by intensive cyanidation of the gravity concentrate and electrowinning of the pregnant leach solution in a dedicated cell located in the gold room.

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•	Trash screening and thickening of cyclone overflow prior to leaching.
•	Gold leaching in a CIL circuit.
•	Acid washing of loaded carbon and split AARL type elution followed by electrowinning and smelting to produce doré. Carbon regeneration by rotary kiln.
•	Disposal of tailings to a tailings storage facility (TSF).

1.13Project infrastructure

The Project has sufficient surface area to accommodate all infrastructure requirements to support the open pit life-of-mine (LOM) and sufficient studies have been completed to ascertain reasonable locations for all major infrastructure to PEA study level.

The proposed TSF will be located approximately 5 km to the north of the process plant.  The Stage 1 tailings facility has a design capacity of 2.4 Mt, sufficient to handle tailings for 12 months based on design production levels, expansion of the facility has been designed annually thereafter. There is sufficient room for expansion of the tailings facility for the proposed life of mine (17.8 Mt), based on the design production rates.

The recommended power option for the operation is heavy fuel oil (HFO) generator(s) power for the site. Senegal does not have a feasible grid connection within proximity of the Project. As studies progress the addition of solar photovoltaic and a hybrid power solution will be assessed. Under average conditions, water demand is estimated at 66 L/s. Approximately 80% of the water in the slurry deposited into the TSF can be recovered from the TSF and pumped back to the plant for reuse in the process.

1.14Market studies and contracts

No market studies have been performed as part of this PEA. Diamba Sud will produce gold doré, which is readily marketable on an ‘ex-works’ or delivered basis to several refineries in Europe and Africa. There are no indications of the presence of penalty elements that may impact on the price or render the product unsalable.

The long-term gold price used for estimating potential mineralized material in the LOM plan was US$2,300/oz, based on the mean consensus prices from 2026 to 2028 of US$2,726/oz weighted at 40% and a 5-year historical average of $2,023/oz weighted at 60%. An elevated gold price of US$2,600/oz, using a 15% upside was used for Mineral Resource estimation. The economic analysis conducted in October 2025 used a base case gold price of US$2,750/oz.

The QP has reviewed the information provided by Fortuna on marketing, contracts, metal price projections and exchange rate forecasts and notes that the information provided support for the assumptions used in this Report and are consistent with the source documents, and that the information is consistent with what is publicly available within industry norms.

1.15Environmental studies and permitting

In April 2015, Boya entered into a Mining Convention (Mining Agreement) with the State of Senegal. This was followed by the grant of the Diamba Sud exploration permit in June 2015. The exploration permit was granted for an initial period of three years, subject to being renewed twice for additional periods of three years.  It was last renewed on June 9, 2021, for a period of three years, being the second and final renewal which expired on June 9, 2024. However, Boya obtained a special two-year retention period until June 21, 2026 in order to complete the works necessary for a PEA, and to conduct the environmental studies that are required in support of an application for a mining license. Boya must submit an application for an exploitation permit before the aforementioned date and at least four months before the expiry of the exploration permit.

The environmental and social baseline has been established for the Project with field studies undertaken by Earth Systems, an environmental and social science and engineering company based out of Australia and registered in Senegal since 2022, with support from Oryx Expertise in 2024, a specialized biodiversity consultancy firm. These studies have included those related to socio-economic conditions, land and water use, surface and groundwater resources, terrestrial and aquatic ecology and biodiversity, air quality, noise and vibration, climate change, traffic and transportation, as well as archaeology and cultural heritage.

Senegalese law requires an Environmental Permit for the Diamba Sud Project before an Exploitation Permit can be obtained. Earth Systems was commissioned to prepare an Environmental and Social Impact Assessment (ESIA) in compliance with Senegalese regulatory requirements, and in accordance with international best practices such as the Equator Principles and International Finance Corporation (IFC) Performance standards.

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The ESIA identifies and assesses the potential impacts of the Project and develops environmental and social management plans designed to mitigate impacts and enhance local benefits, such as environmental and social management plan, stakeholder engagement plan, capacity building plan, livelihood restoration program, mine rehabilitation and closure plan and a voluntary environmental and social investment program.

Regular consultations with Senegalese government authorities, local communities and other stakeholders have been conducted since the start of the Project to ensure that stakeholders' interests are taken into account in the planning and development of the project. In 2025, formal consultations were held to present the Project as defined in this Report.

The ESIA was submitted to the Direction de la Réglementation Environnementale et du Contrôle (DiREC), a division of the Ministry of the Environment and Sustainable Development of Senegal on October 6, 2025, for approval, with a decision expected in early 2026.

From an environmental perspective, artisanal mining is identified as the main threat to biodiversity in the study area. Artisanal mining activities have decreased over the past years in the Project area due to the current legal exploration activities ongoing. There are no artisanal mining activities or settlement in the Project development or fenced in area at the effective date of the Report.

1.16Capital and operating costs

1.16.1	Capital cost estimate

The capital cost estimate is based upon an engineering, procurement and construction management (EPCM) approach where the Owner assumes the builder’s risk. As a result, the cost estimate does not include a builder’s margin.  The estimate is considered to have an accuracy range of ±25 to –30%.

Capital and operating cost estimates are based on established cost experience gained from engineering house experience, projected budget data and quotes from manufacturers and suppliers.

Capital costs include all investments in ongoing mine development, infill drilling, mine equipment overhaul and components, and infrastructure necessary to sustain the continuity of the operation.

Mine development includes the main development and infrastructure of the mine as this activity has the objective of increasing confidence in currently defined Mineral Resources.

Mine closure costs are attributed to site rehabilitation costs required to remediate the area where the mine is located and to meet mine closure requirements.

Equipment and infrastructure costs are attributed to all departments of the Project including mine, plant, tailing facilities, maintenance and energy, safety, information technology, administration and human resources, logistics, camps, geology, planning, laboratory and environmental.

The capital cost estimate is summarized in Table 1.2.

Table 1.2 Summary of Projected Major Capital Costs for the LOM

Area	Capital Cost (US$M)
Process plant and infrastructure	180.4
Mining	19.9
Owner’s costs	31.9
With Holding Tax, duties, levies	4.5
Contingency (20%)	46.4
Total	283.2

Projected sustaining capital costs for the proposed LOM are summarized in Table 1.3, and total US$48 million.

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Table 1.3 Summary of Projected Major Sustaining Capital Costs for the LOM

Capital Cost Item (US$M) *	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Mine development (access and haul roads)	-	2.1	0.2	-	-	0.1	0.3	-

Surface water management	-	1.0	0.9	-	-	-	0.3	-
Tailings storage facility	4.5	-	7.3	-	11.7	-	11.1	-
Equipment and infrastructure	4.5	3.1	8.4	-	11.7	0.1	11.7	-

Mine closure & site rehabilitation	-	-	0.6	0.6	0.6	0.6	0.6	5.3

Total capital expenditure	4.5	3.1	9.1	0.6	12.3	0.7	12.4	5.3
*Numbers may not total due to rounding

1.16.2Operating cost estimate

Long-term projected operating costs are based on the LOM mining and processing requirements.

Operating costs include site costs and operating expenses to maintain the operation. These operating costs are analyzed on a functional basis, and the cost structure is not similar to the operating costs reported by the financial statements published by Fortuna.

Site costs relate to activities performed on the property including mine, plant, general services, and administrative service costs. Other operating expenses include costs associated with transportation and community support activities.

Direct operating costs are estimated as $51.16/t of material milled or $1,081/oz of gold produced, as summarized in Table 1.4.

Table 1.4 Life-of-Mine Operating Costs

Operating Cost	$M	$/t milled	$/payable oz
Mining	542	30.54	646
Processing	247	13.91	294
G&A	119	6.70	142
Total operating costs excluding Royalties and Social Fund	908	51.16	1,081
Refining	3	0.14	3
Royalties*	69	3.90	83
Social Fund*	12	0.65	14
Total Operating costs including Royalties and Social Fund	992	55.85	1,180
*The PEA assumes a 3% royalty payable to the State and 0.5% contribution to a Social Development Fund

1.17	Economic analysis

The PEA is preliminary in nature, and it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and, as such, there is no certainty that the PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Diamba Sud Project has been evaluated on a discounted cash flow (DCF) basis. The results of the analysis show the project to potentially be economically very robust (Table 1.5). The economic analysis assumes that Fortuna will provide all development funding via inter-company and shareholder loans to the mine operating entity, which will be repaid with interest from future gold sales.

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Table 1.5 PEA Summary

Metrics	Units	Results
Gold Price Life of mine	$/oz years	2,750 8.1
Processing Duration	years	7.9
Total mineralized material mined	kt	17.8
Contained gold in mineralized material mined	koz	932
Strip ratio	Waste: Mineralized material	5.5
Throughput initial 3 years (primarily oxide)	Mtpa	2.5
Throughput after 3 years (primarily fresh)	Mtpa	2.0
LOM grade	g/t	1.63
Recoveries	%	90
Gold production
Total production over LOM	koz	840
Average annual production over LOM	koz	106
Average annual production over first 3 years	koz	146
Per Unit Costs LOM
Mining	$/t, mined	4.82
Processing	$/t, processed	13.9
G&A	$/t, processed	6.7
Cash costs [1]
Average operating cash costs over LOM	$/oz	1,081
Average operating cash costs over first 3 years	$/oz	759
AISC [1]
Average AISC over LOM	$/oz	1,238
Average AISC over first 3 years	$/oz	904
Capital costs
Initial capital expenditure	$M	283
Sustaining capital expenditure + infrastructure (includes closure costs)	$M	48
Returns
NPV5%, pre-tax (100% Project basis)	$M	772
Pre-tax IRR	%	86
NPV5%, after-tax (100% Project basis)	$M	563
After-tax IRR	%	72
After Tax Payback Period	years	0.8

Annual EBITDA [1]
Average EBITDA over LOM	$M	167
Average EBITDA over first 3 years	$M	277

Note: (1)   This is a non-IFRS financial measure. The definition and purpose of this non-IFRS financial measure is included under the heading “Cautionary Note on Non-IFRS Measures” in this Report. Non-IFRS financial measures have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

•	The pit optimization shells used for the mine plan were generated using a gold price of $2,300 per ounce.
•	Average operating cash costs and average AISC represent costs for projected production for the LOM at the time of gold sales.
•

The PEA is presented on a 100% project basis.  However, upon the granting of the exploitation permit, the State of Senegal is entitled to a 10% free-carried interest Boya, with the right for the State to acquire an additional contributory interest of up to 25%.

•	The economic analysis was carried out using a discounted cash flow approach on a pre-tax and after-tax basis, based on the gold price of $2,750/oz.
•	The IRR on total investment that is presented in the economic analysis was calculated assuming a 100% ownership in Diamba Sud.

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•	The NPV was calculated from the after-tax cash flow generated by the Project, based on a discounted rate of 5% and an effective date of October 10, 2025.
•

The PEA assumes that the percentage of certain royalties and taxes payable to the State, the percentage of the investment tax credit available to the company and the percentage payable to the social development fund will be in accordance with the provisions of the Mining Convention between Boya S.A. and the State of Senegal dated April 8, 2015. It should be noted, however, that the State retains the sovereign prerogative to review or revisit certain fiscal terms during the exploitation permit approval process, and as such, the current framework may be subject to amendment.

•

The PEA is preliminary in nature, and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and, as such, there is no certainty that the PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability

The pre-tax net present value with a 5% discount rate (NPV5%) is $772 million and with an IRR of 86% using a base gold price of $2,750/oz. The post-tax Project NPV5% is $563 million, with an IRR of 72% and a payback period of less than one year at a gold price of $2,750/oz. The payback period is defined as the time after process plant start-up that is required to recover the initial expenditures incurred developing the Diamba Sud Project.

Like most gold mining projects, the key economic indicators of NPV5% and internal rate of return (IRR) are most sensitive to changes in gold price. A $250/oz reduction in the gold price reduces Fortuna’s after-tax NPV5% by $119 million and the IRR by 13%. A $250/oz increase in the gold price increases Fortuna’s NPV5% by $119 million and the IRR by 13%.

Project IRR is most sensitive to changes in revenue parameters (i.e. gold price and gold grade) and operating costs, while changes to recovery and capital costs are secondary.

1.18Conclusions

The PEA was based on Mineral Resources that have been estimated using industry‐recognized methods, and estimated operational costs, capital costs, and plant performance data. The economic analysis indicates a positive cash flow using the assumptions and parameters detailed in this Report.

1.19Risks and opportunities

A number of opportunities and risks were identified by the QPs during the evaluation of the Diamba Sud Project.

Opportunities include:

•	Ongoing work aimed at optimizing the process flowsheet to enhance recoveries and operating efficiencies.
•	Significant exploration upside following the initial resource estimates at Moungoundi and Southern Arc.
•	Untested prospective targets across the broader Diamba Sud tenement package.
•	Ongoing geological interpretation and modelling to improve understanding of the Diamba Sud deposits and to identify additional drill targets.
•	Evaluation of a hybrid solar power system that could reduce operating costs and lower the project’s environmental footprint.
•	Ongoing optimization of mine design and scheduling to potentially enhance operational efficiency.
•	Opportunities to further reduce capital and operating costs through detailed engineering and optimization studies.
•

Opportunity to enhance the socio-economic impacts of the Project by developing partnerships with local institutions, such as for local employment, and by further optimizing the design of the Project to reduce the impacts on the environment, such as greenhouse gas (GHG) emissions and footprint on critical habitats.

Risks include:

•

Local Content Compliance: The evolving implementation of Senegal’s local content regulations may affect contracting and recruitment. Mitigation includes regular engagement with authorities, maintaining strong relationships with relevant government parties, dedicated local content specialists, and early alignment of procurement and staffing strategies to ensure compliance.

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•

Material Cost Increases and Inflation: Global inflation and supply chain pressures could impact capital and operating costs. Mitigation includes proactive cost tracking, early contractor engagement, and appropriate contingencies within cost estimates. Advancing detailed mining studies and investment decision timeline is also expected to help limit exposure to inflationary pressures.

•

Long Lead Times for Critical Equipment: Extended procurement and delivery times for key mechanical and power generation equipment pose schedule risks. Mitigation measures include early identification, prioritization, and ordering of long-lead items during future more detailed studies.

•

Taxes and Royalties: Certain taxes and royalties included in the economic analysis have been based upon the provisions included in the Mining Convention between Boya and the State of Senegal dated April 8, 2015, and the Mining Code of 2003. It should be noted, however, that the State retains the sovereign prerogative to review or revisit certain fiscal terms during the exploitation permit approval process, and as such, the current framework may be subject to amendment.

•

Interest of the State: The State of Senegal is entitled to a 10% free-carried interest in Boya upon the granting of the exploitation permit, with the right for the State to acquire an additional contributory interest of up to 25%.  There can be no assurance that the State will not increase its interest above 10%. The economic analysis in this Report is presented on a 100% project basis.

1.20Recommendations

The following recommendations outline the key activities required to advance the Diamba Sud Project from the PEA to a more advanced study level. The focus is on resource expansion and infill, technical de-risking, design optimization, and confirmation of environmental, permitting, and social frameworks. The next phase of work is broken into activities relating to exploration, growth and infill, and those optimizing and advancing technical studies to support project development. All recommended programs are independent and may be executed concurrently unless otherwise stated.

1.20.1	Exploration

An exploration and infill drilling program is recommended to expand the existing deposits that have not been fully defined and potentially support upgrading of Inferred Mineral Resources to Indicated Mineral Resources.

Key priorities for the exploration program include:

•	Ongoing step-out and expansion drilling at the Southern Arc and Moungoundi deposits.
•	Continued infill drilling at the Moungoundi, Southern Arc, Area A, Area D and Karakara deposits to potentially support upgrades in Mineral Resource classification and improve geological confidence.
•	Continuing regional auger, geochemical, and geophysical surveys across the Diamba Sud permit to generate new drill targets.
•	Detailed structural mapping and surface sampling of untested high-priority targets to refine the geological model and guide future drill programs.

The budget to execute the exploration and infill program is estimated at approximately US$10.1 million based on current contracted drill rates and in-country expenses. The program for 2026 will include, but not be limited to:

•	11,300 m of infill and resource extension drilling (RC and core) across the Project area, guided by the next iteration of Mineral Resource estimation and provision for advancing emerging prospects.
•

24,000 m of target generation RC and core drilling at Southern Arc, Gamba Gamba, Moungoundi North and other emerging targets generated from 2025 auger and geophysical campaigns, as well as deep stratigraphic diamond core drilling to validate certain geological concepts and to examine likely geological targets for future underground mining potential.

1.20.2Geotechnical

Recommendations to improve geotechnical data confidence and support pit design optimization for the Western Splay, Kassassoko, Southern Arc, and Moungoundi pits as follows:

•	Undertake a dedicated geotechnical-specific drilling program, including the infill of selected resource drill holes, to obtain representative geotechnical data across key deposit areas.
•	Conduct geotechnical logging at the drill rig to minimize mechanical breakage and preserve core integrity during handling and transport.

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•

Collect geotechnical samples for laboratory testing (direct shear on natural joints, unconfined compressive strength, tensile compressive strength, Brazilian, and undrained triaxial tests) to characterize joint and intact rock strengths, as well as saprolite behavior.

•	Perform point load index testing in fresh zones to improve understanding of variability in rock strength.
•	Install piezometers or standpipes to monitor and quantify hydrogeological conditions within pit walls and surrounding areas.
•	Integrate ATV and optical televiewer (OTV) surveys into the geotechnical program to enhance structural characterization and refine the geotechnical model.

An allocation of approximately US$500,000 has been made for the geotechnical investigation program, comprising both technical studies and physical drilling activities.

Technical studies and analysis are budgeted at approximately US$250,000, covering project supervision and reporting, televiewing, laboratory rock strength testing, and interpretation of results.

Physical drilling is budgeted at approximately US$200,00, consisting of 11 geotechnical drill holes totaling approximately 1,250 m, at an estimated all-in cost of US$160/m.

These programs are designed to improve pit design confidence and ensure adequate data coverage across newly-defined Mineral Resource areas. The combined dataset will provide critical input for refining slope design parameters, improving overall pit stability assessments, and reducing geotechnical risk for any future open-pit development.

1.20.3	Water Management

A minimum catchment yield of 13% is required in the area upstream of the proposed water harvest dam between the months of June and October to eliminate the need for abstraction from the Falémé River to a water storage dam. Ongoing monitoring of flow in the Gamba Gamba Creek (Karakaka watercourse) should continue to further refine the yield of the catchment upstream of the proposed water harvest dam and confirm its suitability as a sustainable raw water source for the project.

Additional drilling, pump testing, and technical assessments are required for the pits Western Splay, Kassassoko, Southern Arc, and Moungoundi pits to confirm the availability of supplementary site water supplies and to support accurate estimation of pit dewatering requirements.

An allocation of approximately US$270,000 has been made for technical work and analysis, excluding additional funds allocated for the physical drilling of hydrogeological holes associated with these studies.

These activities will refine the understanding of groundwater conditions, improve pit dewatering designs, and ensure the adequacy and sustainability of a long-term process water supply.

1.20.4	Metallurgical

Additional metallurgical testwork is recommended for the Southern Arc and Moungoundi deposits under process design conditions to confirm metallurgical recoveries in line with the plant’s design criteria. An allocation of approximately US$270,000 has been made for additional metallurgical testwork, reporting, and analysis to support these studies.

1.20.5	Environmental and Social

It is recommended to use the next study stage to optimize the Project by reducing its environmental footprint and potential impacts while enhancing opportunities for local communities where possible. In parallel, it is also recommended to explore renewable energy options, such as solar hybrid power solutions, to improve project sustainability and reduce long-term operating costs. This work is expected to be completed using in-house resources and part of normal operating costs for Fortuna’s West Africa regional office.

1.20.6	Engineering Studies

In addition to addressing these key gaps, it is further recommended that the following studies be completed to optimize and advance the project:

•

Mining Study Preparation and Integration. An allowance of approximately US$700,000 has been included for engineering, trade-off studies, discipline inputs, and integration of all technical workstreams to support estimation of Mineral Reserves. This scope will also consolidate the outcomes of ongoing technical and optimization studies.

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•

Integration of Solar PV and Renewable Power Options. This work is estimated at approximately US$150,000 and will be integrated into the mining studies to evaluate hybrid HFO–solar configurations aimed at reducing operating costs and enhancing overall project sustainability.

•

Mining Cost Optimization Study. This is budgeted at approximately US$240,000, and covers updated pit optimizations, mine design revisions, detailed mine planning and scheduling, Mineral Reserve estimation, and supporting mining studies.

•

Local Content and Procurement Studies. Completion of these studies is estimated at approximately US$100,000. These studies will ensure full compliance with Senegal’s evolving local content framework and identify in-country participation opportunities across construction and operations.

•

Tailings and Water Storage Optimization Review. This is estimated at approximately US$150,000.  The work will confirm capacity, sequencing, and design integration with early works and mine layouts, and ensure alignment between storage infrastructure, water balance, and process plant requirements.

•	Operational Readiness and Implementation Planning. Estimated at approximately US$70,000, this study will define resource requirements, schedules, and execution strategies.

[End of Extract of Summary from Diamba Sud Technical Report]

See “2025 Developments” and “2026 Recent Developments” for a description of activities conducted subsequent to the Diamba Sud Report.

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Schedule “E”

FORTUNA MINING CORP.

(the “Company”)

Audit Committee Charter

PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by the senior officers of the Company (“Management”) and the Company’s internal and external audit process and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of Management.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board.  Nothing in this Charter is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole.

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board.  For this purpose, the Audit Committee may consult with Management.

The external auditors shall report directly to the Audit Committee.

Also, the Audit Committee:

a.	recommends to the Board:

i.	whether the current external auditors should be nominated for reappointment for the ensuing year and if applicable, select and recommend a suitable alternative for nomination; and

ii.	the amount of compensation payable to the external auditors;

b.	resolves disagreements, if any, between Management and the external auditors regarding financial reporting;

c.	provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.

takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving any non-audit related services provided by the external auditors to the Company or the Company's subsidiaries, if any;

e.	confirms that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

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f.	reviews the plan and scope of the audit to be conducted by the external auditors of the Company;

g.	reviews and evaluates the performance of the external auditors; and

h.	reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s present and former external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles.  To accomplish this, the Audit Committee:

a.	considers the scope and general extent of the external auditors' review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.	consults with management regarding the sufficiency of the Company's internal system of audit and financial controls, internal audit procedures and results of such audits;

c.	ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.

reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.

reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.	reviews the appropriateness and disclosure of any off-balance sheet matters;

g.	reviews disclosure of related-party transactions;

h.	receives and reviews with the external auditors, the external auditors' audit report and the audited financial statements;

i.	makes recommendations to the Board respecting approval of the audited financial statements;

j.

meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k.	directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.	meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

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Interim Financial Statements

The Audit Committee:

a.	reviews and determines the Company's practice with respect to review of interim financial statements by the external auditors;

b.	conducts all such reviews and discussions with the external auditors and Management as it deems appropriate; and

c.	makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting.  The Audit Committee:

a.	reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.

reviews all of the Company’s public disclosure of financial information extracted from the Company's financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.	reviews material financial risks with Management, the plan that Management has implemented to monitor and deal with such risks and the success of Management in following the plan;

d.

consults annually and otherwise as required with the Company's CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.	obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.	reviews Management's response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by Management;

g.	reviews with Management the Company's compliance with applicable laws and regulations respecting financial reporting matters, and any proposed regulatory changes and their impact on the Company; and

h.

reviews as required with Management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company's Annual Information Form, Information Circular and on the Company's website.

PROCEDURAL MATTERS

The Audit Committee:

a.	invites the Company’s external auditors, the CFO, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

b.	reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Audit Committee may deem appropriate;

c.	has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

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d.

has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;

e.

has the right to communicate directly with the CFO and other members of Management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

f.	pre-approves non-audit services to be performed by the external auditors, in accordance with the provisions of National Instrument 52-110 – Audit Committees (“NI 52-110”).

COMPOSITION

The Audit Committee is composed of a minimum of three directors, all of whom are independent, subject to any exemptions or relief that may be granted from such requirements under NI 52-110, and have relevant skills and/or experience in the Audit Committee's areas of responsibility as may be required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded.  No member shall have served as the CEO of the Company, or an affiliate, within the past five years, or as the CFO of the Company, or an affiliate, within the past three years.

The members of the Audit Committee shall not be members of more than three public company audit committees (including the Company), except for a member with a demonstrable financial expertise such as a former CFO, who shall not be a member of more than four audit committees (including the Company).

Appointment of Committee Members and Vacancies

Members of the Audit Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board.  The Board fills any vacancy on, and may appoint any additional members to, the Audit Committee.

Committee Chair

The Board appoints a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Meetings

The Chair of the Audit Committee or the Chair of the Board or any two of its members may call a meeting of the Audit Committee.  The Audit Committee meets at least four times each fiscal year, and at such other times during each year as it deems appropriate.

Quorum

A majority of the members appointed to the Audit Committee constitutes a quorum.

Notice of Meetings

The Chair of the Audit Committee arranges to provide notice of the time and place of every meeting in writing (including by electronic means) to each member of the Audit Committee at least two (2) business days prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting.  Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  The Chair also ensures that an agenda for the meeting and all required materials for review by the members of the Audit Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

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Absence of Committee Chair

If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, the other members of the Audit Committee will choose a Chair to preside at the meeting.

Secretary of Committee

At each meeting the Audit Committee appoints a secretary who need not be a director of the Company.

Attendance of the Company's Officers at Meetings

The Chair of the Audit Committee or any two members of the Audit Committee may invite one or more officers of the Company to attend any meeting of the Audit Committee.

Delegation

The Audit Committee may, in its discretion and where permitted by NI 52-110, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Audit Committee determines its own procedures at meetings and may conduct meetings by telephone and keeps records of its proceedings.

COMPLAINTS

The Audit Committee has established a whistle-blower policy as detailed in the Code of Business Conduct and Ethics and Whistle-Blower Policy, which sets out the procedures for:

a.	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.	the confidential, anonymous submission to the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee reviews the whistle-blower policy annually.

REPORTING AND ASSESSMENT

The Audit Committee reports to the Board of Directors, and on an annual basis, presents to the Board a Committee Annual Report consisting of the Audit Committee’s review of its charter, the Committee’s and its Chair’s performance over the past year, and any recommendations the Audit Committee makes in respect thereto.

Approved by the Board: March 11, 2021; reviewed by the Audit Committee March 5, 2026

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